

Energy for What's Ahead℠

Edison International &
Southern California Edison Company

2018 Joint Proxy Statement

Notice of Annual Meeting
to be held on Thursday, April 26, 2018



Mailing address of the executive offices:
2244 Walnut Grove Avenue
Rosemead, California 91770

Letter to Our Shareholders

March 16, 2018

Dear Shareholder:

We are pleased to invite you to attend the Edison International and Southern California Edison Company Annual Meeting of Shareholders. The Annual Meeting will be held on Thursday, April 26, 2018, at 9:00 a.m., Pacific Time, at the Hilton Los Angeles/San Gabriel Hotel, 225 West Valley Blvd., San Gabriel, California 91776.

The Proxy Statement contains details of the business to be conducted at the Annual Meeting and provides information about the Board of Directors' role in our corporate governance and executive compensation program.

Our Mission

Our mission is to safely provide reliable, affordable and clean energy to our customers. As part of this commitment, we have been working tirelessly to restore the communities affected by the recent wildfires and mudslides in our service territory, prevent and fight future wildfires, and address the impact of climate change on our communities. The Board's role in our response to wildfires and climate change is discussed in the Proxy Statement.

Board Composition and Diversity

At the Annual Meeting, shareholders will vote on whether to re-elect each of our directors. We value the diversity of skills, backgrounds, gender and ethnicity on the Board, as six of our director nominees are either female or ethnically diverse. In 2017, we welcomed Michael Camuñez and Timothy O'Toole to the Board. Mr. Camuñez, who joined in June, is president and chief executive officer of Monarch Global Strategies LLC, which provides strategic advice and advocacy to companies doing business in emerging economies. Mr. O'Toole, who joined in August, is the chief executive officer of First Group plc, a transportation company that provides rail and bus services in the United Kingdom and North America. They join a Board comprised of accomplished leaders with diverse perspectives on the Company's business and strategy.

Strategy Oversight

One of the Board's key responsibilities is oversight of the Company's strategy. The electric power industry is in the midst of a profound transformation toward a low-carbon future as a response to climate change. The Board is regularly engaged in providing management with strategic direction to help position the Company to lead this transformation, focusing on opportunities in clean energy, efficient electrification, strengthening and modernizing the electric grid, and customer choice. We encourage you to learn more about our strategy in the Proxy Statement and on our website.

Executive Compensation

At the Annual Meeting, shareholders will also provide an advisory vote on whether to approve our executive compensation. As discussed in the Proxy Statement, our executive compensation program is designed to strongly link pay with performance, providing for a mix of base salary and annual and long-term incentive compensation. The Board believes our executive compensation program serves our shareholders well.

Your Vote is Important

Whether or not you attend the Annual Meeting, it is important that your shares be represented and voted at the meeting. We urge you to promptly vote your proxy via the Internet, by telephone, or by signing, dating and returning the Proxy Card if you received materials by mail.

If you receive more than one copy of the Notice of Internet Availability of proxy materials or more than one Proxy Card, it means your shares are held in more than one account. You should vote the shares in all of your accounts. **Please note that to vote your shares by Internet or telephone you will need the control number on your Notice or Proxy Card.**

Your vote is very important to us and to our business. If you vote by Internet or telephone, please cast your vote by the April 25 deadline (April 24 for shares held in the Edison 401(k) Savings Plan).

On behalf of the Board of Directors, thank you for your continued investment in the Company.

Sincerely,




William P. Sullivan
Independent Chair

Pedro J. Pizarro
President and Chief Executive Officer

SOUTHERN CALIFORNIA EDISON®
An *EDISON INTERNATIONAL*® Company

NOTICE OF 2018 ANNUAL MEETING OF SHAREHOLDERS

Meeting Information

 **Date**
Thursday, April 26, 2018

 **Time**
9:00 a.m., Pacific Time

 **Location**
Hilton Los Angeles/San Gabriel Hotel 225 West Valley Blvd. San Gabriel, California 91776

Items to Be Voted On	By Edison International ("EIX") Shareholders	By Southern California Edison Company ("SCE") Shareholders	Board Recommendation
1 Election of Directors	10 Nominees	11 Nominees	
Michael C. Camuñez	✓	✓	For
Vanessa C.L. Chang	✓	✓	For
James T. Morris	✓	✓	For
Timothy T. O'Toole	✓	✓	For
Kevin M. Payne	—	✓	For
Pedro J. Pizarro	✓	✓	For
Linda G. Stuntz	✓	✓	For
William P. Sullivan	✓	✓	For
Ellen O. Tauscher	✓	✓	For
Peter J. Taylor	✓	✓	For
Brett White	✓	✓	For
2 Ratification of the Appointment of the Independent Registered Public Accounting Firm	✓	✓	For
3 Advisory Vote to Approve the Company's Executive Compensation	✓	✓	For
4 Shareholder Proposal Regarding Enhanced Shareholder Proxy Access	✓	—	Against

EIX and SCE shareholders may also vote on any other matters properly brought before the meeting.

Record Date

Only shareholders at the close of business on March 1, 2018 are entitled to receive notice of and to vote at the Annual Meeting.

Solicitation of Proxies

The EIX and SCE Boards of Directors are soliciting proxies from you for use at the Annual Meeting, or at any adjournment or postponement of the meeting. Proxies allow designated individuals to vote on your behalf at the Annual Meeting.

Dated: March 16, 2018
For the Boards of Directors,

Barbara Mathews

Barbara E. Mathews
Vice President, Associate General Counsel, Chief Governance Officer and Corporate Secretary
Edison International
Southern California Edison Company

> **Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting to Be Held on April 26, 2018:**
>
> The Proxy Statement and Annual Report are available at *www.edison.com/annualmeeting.*
>
> Directions to the Annual Meeting and information on how to vote your proxy are included in the Proxy Statement.

TABLE OF CONTENTS

PROXY SUMMARY

> The information below is presented to assist shareholders in reviewing the proposals to be voted on at the Annual Meeting. For more complete information about these topics, please review the Company's complete Proxy Statement and Annual Report.

Our Business and Clean Energy Strategy

EIX's core business is conducted by its subsidiary SCE, a rate-regulated electric utility that supplies electric energy to approximately 15 million people in a 50,000 square-mile area of southern California. We are building a modern electricity company that allows customers to take control of their energy consumption by providing safe, smart, flexible, reliable, and affordable services. We are focused on four strategic priorities:

- Cleaning the power system through continued leadership in procurement of renewable power;
- Helping customers make cleaner energy choices, including renewable distributed energy resources such as roof top solar, electric transportation, and energy efficiency programs;
- Strengthening and modernizing the electric grid; and
- Achieving operational and service excellence and doing so safely.

This strategy, reviewed and overseen by the Board, is intended to provide a foundation for long-term sustainable growth and shareholder value.

We are also focused on supporting California's goal to cut greenhouse gas emissions to 40 percent below 1990 levels by 2030 and ultimately to reduce emissions to 80 percent below 1990 levels by 2050. We believe in a clean energy future, and are developing smart solutions to society's climate and energy challenges.

More information on our strategy is included in our Annual Report.

Shareholder Engagement on Environmental, Social and Governance ("ESG") Issues

We regularly seek and value input from our shareholders. Each year we reach out to our major institutional shareholders to discuss the Company's corporate governance, executive compensation, and business strategy. In 2017, we engaged with shareholders holding approximately 34% of EIX Common Stock to discuss, among other issues, our Board oversight and Company disclosure related to ESG issues. We received feedback on information used by shareholders to evaluate ESG practices and their desired disclosure. This feedback was shared with the Governance Committee.

After receiving feedback from shareholders and other stakeholders, we enhanced our voluntary ESG disclosure by participating in a pilot reporting template developed by Edison Electric Institute, the electric utility industry's trade association, in collaboration with investors and member companies. The goal of the pilot is to provide investors and other stakeholders with relevant, comparable and easily accessible ESG data for electric utilities. Our template is available on our website at *www.edison.com/corporateresponsibility*.

Recent Developments

In December 2017, multiple wind-driven wildfires caused substantial damage to both residential and business properties in SCE's service territory and service outages for SCE customers. The largest of these fires, known as the Thomas Fire, also resulted in two fatalities. The causes of the wildfires are being investigated by the California Department of Forestry and Fire Protection, other fire agencies and the California Public Utilities Commission ("CPUC"). We believe the investigations include the possible role of SCE's facilities. These investigations may take a considerable amount of time to complete.

In January 2018, torrential rains in areas affected by the Thomas Fire produced mudslides and flooding in Montecito, California and surrounding areas that damaged or destroyed hundreds of structures and resulted in at least 21 fatalities. However, it has not been determined whether the Montecito mudslides were caused by the Thomas Fire. For more information, see the Company's Form 10-K for the fiscal year ended December 31, 2017 ("10-K").

On January 30, 2018, SCE entered into a settlement agreement with consumer parties regarding issues and costs associated with the closure of the San Onofre Nuclear Generating Station ("SONGS"). If approved by the CPUC, the agreement would resolve all issues under consideration in the CPUC's SONGS proceeding by revising the prior settlement it approved in 2014. For more information, see the Company's Form 8-K filed with the SEC on January 31, 2018.

Financial Results

Significant financial results for EIX include:

- The annual dividend rate grew from $1.30 to $2.17 per share from 2012 to 2017, and the Board approved an increase of an additional 12% in 2018 to $2.42 per share;
- 2017 consolidated core earnings of $4.50 per share exceeded our goal of $4.14 per share;
- EIX's stock price declined approximately 13% in 2017. This reflects an increase of approximately 12% from January through November and a decline of approximately 20% in December after the wildfires began;
- One-year (2017) total shareholder return ("TSR") of -9.5% was below the Philadelphia Utility Index TSR of 13.0%;
- Three-year (2015-2017) TSR of 5.2% was below the Philadelphia Utility Index TSR of 27.9%; and
- Five-year (2013-2017) TSR of 60.9% was below the Philadelphia Utility Index TSR of 84.7%.

The decline in our stock price in December 2017 negatively impacted our TSR for each period.

See the *Compensation Discussion and Analysis* below for information on how our executive compensation program aligns our executives' earning opportunity with shareholder value creation.

Director Nominees

Our director nominees reflect the diversity of ethnicity, gender, skills, backgrounds and qualifications valued by our Board. The range of tenure on our Board brings a variety of perspectives to strategic, financial and operational deliberations.

Name	Age	Director Since	Industry Experience	Diversity	Independent	Committees Memberships				Other Public Co. Boards	Mandatory Retirement Date
						AC	CC	FOSO	NGC		
Michael C. Camuñez	49	2017	Law/Government	Hispanic/Male/LGBT	✓	M			M	0	2042
Vanessa C.L. Chang	65	2007	Accounting/Real Estate	Asian/Female	✓	(M)	M			3	2025
James T. Morris	58	2016	Insurance	White/Male	✓	(M)	M			1	2032
Timothy T. O'Toole	62	2017	Transportation	White/Male	✓		M	M		1	2028
Kevin M. Payne (SCE Nominee Only)	57	2016	Electric Utilities	White/Male	—					0	—
Pedro J. Pizarro	52	2014	Electric Utilities	Hispanic/Male	—					0	—
Linda G. Stuntz	63	2014	Law/Utility Regulation	White/Female	✓			M	C	1	2027
William P. Sullivan (EIX Chair)	68	2015	Information Technology/Biotechnology	White/Male	✓			M	M	1	2022
Ellen O. Tauscher	66	2013	Government/Finance	White/Female	✓			C	M	1	2024
Peter J. Taylor	59	2011	Finance	African American/Male	✓	(C)	M			0	2031
Brett White	58	2007	Commercial Real Estate	White/Male	✓		C		M	0	2032

AC = Audit Committee
CC = Compensation and Executive Personnel Committee
FOSO = Finance, Operations and Safety Oversight Committee
NGC = Nominating/Corporate Governance Committee

M = Member
C = Chair
O = Financial Expert

Corporate Governance and Compensation Highlights

Board Characteristics and Diversity

90% of EIX Directors are Independent

40% of EIX Directors are from Diverse Ethnic Backgrounds

30% of EIX Directors are Female

60 Years
Average Age of EIX Directors

4.5 Years
Average Tenure of EIX Directors

Board Oversight

✓ Independent Chair of the EIX Board
✓ Independent Directors Meet Regularly Without Management Present
✓ Key Board Committees Composed Solely of Independent Directors
✓ Board Oversight of Key Enterprise Risks, Including Cybersecurity
✓ Board Oversight of Political Contributions
✓ Annual Board and Committee Evaluations

Executive Compensation

✓ Majority of Executive Compensation "At Risk" and Aligned with Shareholder Interests
✓ Quantitative Targets for Most Annual Incentive Plan Goals
✓ Incentive Compensation Clawback Policy
✓ Anti-Hedging and Anti-Pledging Policies
✓ Stock Ownership Guidelines for Directors and Officers

Shareholder Rights

✓ Annual Election of Directors
✓ Majority Voting for Directors in Uncontested Elections
✓ 10% Threshold for Shareholders to Call Special Meetings
✓ Shareholder Ability to Act By Written Consent
✓ Annual Advisory Vote on Executive Compensation
✓ Proxy Access for Director Elections

2017 Meetings

✓ 10 Board Meetings
✓ 6 Independent Director Executive Sessions
✓ 100% EIX Director Nominees Attended at least 95% of Board and Committee Meetings
✓ 100% of EIX Director Nominees Attended the Annual Meeting
✓ 94% of EIX Shareholder Votes Cast in Favor of Executive Compensation

ITEM 1. ELECTION OF DIRECTORS

Ten directors have been nominated for election to the EIX Board and 11 directors have been nominated for election to the SCE Board, each to hold office until the next Annual Meeting. The director nominees of EIX and SCE are the same, except that Mr. Payne is a nominee for the SCE Board only.

A biography of each nominee describing his or her age as of this Proxy Statement, current Board committee service, business experience during the past five years and other relevant business experience is presented below. The biography includes the experience, qualifications, attributes, and skills that led the Board to conclude that the nominee should serve as a director. While each nominee's entire range of experience and skills is important, particular experience that contributes to the diversity and effectiveness of the Board is identified below.



Age 49
Director Since 2017

Board Committees
- Audit
- Governance

Other Public Company Boards
- None

Michael C. Camuñez

Biographical Information

Mr. Camuñez has been the president and chief executive officer of Monarch Global Strategies (previously ManattJones Global Strategies), a strategic advisory firm to companies doing business in emerging economies, since 2013. He was also a partner of the law firm Manatt, Phelps & Phillips LLP from 2013 to 2016. From 2010 to 2013, Mr. Camuñez served as assistant secretary of commerce for market access and compliance at the U.S. Department of Commerce, and from 2011 to 2013 also served as a commissioner on the U.S. Commission on Security and Cooperation in Europe. Before his Department of Commerce service, Mr. Camuñez was special counsel to the President in the Office of the White House Counsel and special assistant to the President, where he helped manage senior appointments to the President's cabinet. He previously served as a senior policy advisor in the Clinton administration and a partner of O'Melveny & Myers LLP. Mr. Camuñez is a director of the Association of Mexican Entrepreneurs, the Pacific Council on International Policy, and the Center for Law and Social Policy. He is a graduate of Harvard University and received his law degree from Stanford Law School.

Specific Qualifications and Experience Relevant to the Company

Mr. Camuñez brings to the Board government, public policy and legal experience relevant to the Company's business and strategy. He also brings knowledge of the diverse perspectives of the community served by SCE as a resident and business owner in Southern California.



Age 65
Director Since 2007

Board Committees
• Audit
• Compensation

Other Public Company Boards
• American Funds Family
• Sykes Enterprises, Incorporated
• Transocean Ltd.

Vanessa C.L. Chang

Biographical Information

Ms. Chang has been a director of EL & EL Investments, a private real estate investment business, since 1999. She previously served as chief executive officer and president of ResolveItNow.com, an online dispute resolution service, senior vice president of Secured Capital Corporation, a real estate investment bank, and a partner of the accounting firm KPMG Peat Marwick LLP. Ms. Chang is a director of Sykes Enterprises, Incorporated and Transocean Ltd., and a director or trustee of 17 funds advised by the Capital Group and its subsidiaries, of which seven are members of the American Funds family and ten are members of Capital Group's Private Client Services. She is a graduate of the University of British Columbia and a Certified Public Accountant (inactive).

Specific Qualifications and Experience Relevant to the Company

Ms. Chang brings to the Board experience in accounting and financial reporting and governance matters. This experience is valuable in her role as a financial expert on the Audit Committee. Ms. Chang spent most of her career in the Southern California area and brings knowledge of the community served by SCE. She also brings experience as a director of public, private, and non-profit organizations, and securities regulation and corporate governance knowledge.



Age 58
Director Since 2016

Board Committees
• Audit
• Compensation

Other Public Company Boards
• Pacific Mutual Fund Complex

James T. Morris

Biographical Information

Mr. Morris is the chairman, president and chief executive officer of Pacific Life Insurance Company, and its parent companies Pacific Mutual Holding Company and Pacific LifeCorp. He has served as chief executive officer since 2007 and chairman since 2008, and served as president from 2007 to 2012 and again beginning in 2016. Mr. Morris has served in a variety of management positions since joining Pacific Life in 1982, including chief operating officer from 2006 to 2007, executive vice president and chief insurance officer, life insurance and annuities and mutual funds divisions, from 2005 to 2006, executive vice president, life insurance division, from 2002 to 2005, and senior vice president, individual insurance, from 1996 to 2002. In addition, he has been chairman of the board and trustee of the Pacific Select Fund and the Pacific Funds Series Trust, members of the same mutual fund complex, since 2007. Mr. Morris serves as a director of the American Council of Life Insurers, where he previously served as its chairman from 2012 to 2013. He is a graduate of the University of California at Los Angeles and serves as a member of the Board of Advisors of the UCLA Anderson School of Management.

Specific Qualifications and Experience Relevant to the Company

Mr. Morris brings to the Board business and chief executive leadership experience in an industry which, like the electric utility industry, is highly regulated. He also brings strategic perspective, product development, marketing and financial analysis experience to the Board.



Age 62
Director Since 2017

Board Committees
- Compensation
- FOSO

**Other Public
Company Boards**
- FirstGroup plc

Timothy T. O'Toole

Biographical Information

Mr. O'Toole has been the chief executive officer of First Group plc, a transportation company that provides rail and bus services in the United Kingdom and North America, since 2010. He also serves as a director of First Group plc, which is publicly traded on the London Stock Exchange. Mr. O'Toole is a director of the National Safety Council and previously served as a director of CSX Corporation. He previously served as managing director of the London Underground from 2003 through 2009. Prior to that, Mr. O'Toole served in various senior management roles during his 20 years of service at Consolidated Rail Corporation, including president and chief executive officer from 1998 to 2001. He is a graduate of La Salle University and received his law degree from the University of Pittsburgh.

Specific Qualifications and Experience Relevant to the Company

Mr. O'Toole brings to the Board public company chief executive leadership experience in a regulated, capital intensive industry. His operational experience in safety, risk and crisis management is particularly relevant to the oversight of our business and strategy.



Age 57
SCE Director Since 2016

**Other Public
Company Boards**
- None

Kevin M. Payne

Biographical Information

Mr. Payne has been the CEO of SCE since June 2016. Prior to his current role, he served as senior vice president of Customer Service for SCE from 2014 to June 2016. Mr. Payne has held various leadership positions, including Vice President of Engineering and Technical Services from 2011 to 2014, Vice President of Client Services Planning and Controls from 2010 to 2011, Vice President of Information Technology and Business Integration from 2009 to 2010, and Vice President of Enterprise Resource Planning from 2008 to 2009. Prior to that he was a Director in the Renewable and Alternative Power and Major Customer Technical Support departments. Mr. Payne began his career with SCE in 1986 in the Engineering and Construction department managing power plant retrofit and other engineering projects. He has a degree in mechanical engineering from the University of California, Berkeley, and is a registered professional engineer.

Specific Qualifications and Experience Relevant to the Company

Mr. Payne brings to the SCE Board in-depth knowledge of the Company's business, experienced leadership, and an engineering background. He also brings senior executive, operations and strategic planning experience developed during his 31 years of service with SCE.



Age 52
EIX Director Since 2016
SCE Director Since 2014

**Other Public
Company Boards**
• None

Pedro J. Pizarro

Biographical Information

Mr. Pizarro has been the President and CEO of EIX since October 2016. Prior to that, he served as President of EIX from June 2016 to September 2016 and President of SCE from October 2014 to May 2016. Mr. Pizarro has held a wide range of executive positions at the EIX companies since joining EIX in 1999. From 2011 through March 2014, he served as President of EME, an indirect subsidiary of EIX that filed for bankruptcy in 2012. Prior to that, Mr. Pizarro served as Executive Vice President of SCE from 2008 to 2010, responsible for SCE's transmission and distribution system, procurement of conventional and renewable power, and gas-fired and hydroelectric power production facilities. He also previously served as Vice President and Senior Vice President of Power Procurement, and Vice President of Strategy and Business Development, among other executive roles. Prior to his work at the EIX companies, Mr. Pizarro was a senior engagement manager with McKinsey & Company, providing management consulting services to energy, technology, engineering services, and banking clients. He is a director of the Edison Electric Institute and the Electric Power Research Institute, and is a member of the Board of Governors of Argonne National Laboratory. Mr. Pizarro is a graduate of Harvard University and earned a Ph.D. in chemistry from the California Institute of Technology, where he serves as a member of the Board of Trustees.

Specific Qualifications and Experience Relevant to the Company

Mr. Pizarro brings to the Board in-depth knowledge of the Company's business, experienced leadership, and operations and strategic planning experience and background. His leadership and experience dealing with difficult challenges during the EME bankruptcy adds value to the Board. He also brings experience as a director of various non-profit organizations.



Age 63
Director Since 2014

Board Committees
• FOSO
• Governance (Chair)

**Other Public
Company Boards**
• Royal Dutch Shell plc

Linda G. Stuntz

Biographical Information

Ms. Stuntz has been a partner of the law firm of Stuntz, Davis & Staffier, P.C. since 1995. Her practice includes energy and environmental regulation. Ms. Stuntz previously served as Deputy Secretary of, and held senior policy positions in, the U.S. Department of Energy from 1989 to 1993, and served as associate minority counsel and minority counsel to the Energy and Commerce Committee of the U.S. House of Representatives from 1981 to 1987. She is a director of Royal Dutch Shell plc, and previously served as a director of Raytheon Company, Schlumberger, Ltd. and American Electric Power Company. Ms. Stuntz also previously served on the U.S. Secretary of Energy Advisory Board during 2015 and 2016. She is a graduate of Wittenberg University and received her law degree from Harvard University.

Specific Qualifications and Experience Relevant to the Company

Ms. Stuntz brings to the Board utility and environmental law and public policy experience, which is particularly relevant to the Company's business. Her experience as a director of other public companies, including in the energy and electric utilities industries, also brings value to the Board.



Age 68
Director Since 2015
Chair of the EIX Board

Board Committees
- FOSO
- Governance

Other Public Company Boards
- Maxim Integrated

William P. Sullivan

Biographical Information

Mr. Sullivan served as chief executive officer of Agilent Technologies, a global provider of scientific instruments, software, services and consumables in life sciences, diagnostics and applied chemical markets, from 2005 to 2015. In addition, he was Agilent's president from 2005 to 2012 and 2013 to 2014. Prior to that, Mr. Sullivan was executive vice president and chief operating officer of Agilent from 2002 to 2005. He had been senior vice president and general manager of Agilent's Semiconductor Products Group from 1999 to 2002. Before 1999, Mr. Sullivan served in various management roles, including in manufacturing and product development, at Hewlett-Packard Company. He serves as a director of Maxim Integrated and previously served as a director of Agilent Technologies, Avnet, Inc. and URS Corporation. Mr. Sullivan is a graduate of the University of California, Davis.

Specific Qualifications and Experience Relevant to the Company

Mr. Sullivan brings to the Board experience as president and chief executive officer of a large public company. He also brings significant operational experience, including leadership of successful company transformation. This experience, particularly in the technology sector and in product and business development, is very valuable to the Board in the changing electric industry.



Age 66
Director Since 2013

Board Committees
- FOSO (Chair)
- Governance

Other Public Company Boards
- eHealth Inc.

Ellen O. Tauscher

Biographical Information

Ms. Tauscher serves on the University of California Board of Regents and is Chair of the Boards of Governors of Los Alamos National Security, LLC and Lawrence Livermore National Security, LLC. She has been a strategic advisor with the law firm of Baker, Donelson, Bearman, Caldwell & Berkowitz, PC since 2012. Ms. Tauscher served as Under Secretary of State for Arms Control and International Security from 2009 to 2012. Prior to joining the State Department, she served from 1997 to 2009 as a member of the U.S. House of Representatives from California's 10th Congressional District. While a member of Congress, Ms. Tauscher served on the House Armed Services Committee, the House Transportation and Infrastructure Committee and as Chairman of the House Armed Services Subcommittee on Strategic Forces. Prior to serving in Congress, she worked in investment banking and the financial industry in various roles for Bache Halsey Stuart Shields, Bear Stearns & Co., and Drexel Burnham Lambert, and as an officer of the American Stock Exchange. Ms. Tauscher is a director of eHealth, Inc. and previously served as a director of Invacare Corporation and Sea World Entertainment, Inc. She also previously served on the U.S. Secretary of Energy Advisory Board. Ms. Tauscher is a graduate of Seton Hall University.

Specific Qualifications and Experience Relevant to the Company

Ms. Tauscher brings to the Board extensive government affairs and public policy experience, which is particularly relevant to the Company's business and valuable in assessing the Company's strategy. She also brings business and financial acumen. Her experience in national security and in the State Department and in Congress is particularly valuable in the oversight of cybersecurity risk and her role as the Board's liaison to the Company's cybersecurity oversight group (see page 15).



Age 59
Director Since 2011

Board Committees
- Audit (Chair)
- Compensation

Other Public Company Boards
- None

Peter J. Taylor

Biographical Information

Mr. Taylor has been the president of ECMC Foundation, a nonprofit corporation dedicated to educational attainment for low-income students, since May 2014. Prior to that he served as executive vice president and chief financial officer of the University of California from 2009 to 2014 and managing director of public finance at Lehman Brothers and Barclays Capital from 2002 to 2009. Mr. Taylor is a director of Pacific Mutual Holding Company and the Kaiser Family Foundation, and a member of the Board of Trustees of California State University. Previously, he was chair of the UCLA African American Admissions Task Force and a commissioner on the California Performance Review Commission. Mr. Taylor is a graduate of the University of California Los Angeles and holds a Master's degree in public policy analysis from Claremont Graduate University.

Specific Qualifications and Experience Relevant to the Company

Mr. Taylor brings to the Board finance and public policy experience, which is particularly relevant to the Company's infrastructure investment strategy and highly regulated business. He also brings experience in risk management, accounting and financial reporting, which is valuable in his role as a financial expert and Chair of the Audit Committee.



Age 58
Director Since 2007

Board Committees
- Compensation (Chair)
- Governance

Other Public Company Boards
- None

Brett White

Biographical Information

Mr. White has been chairman and chief executive officer of Cushman & Wakefield (formerly DTZ), a commercial real estate services company, since September 2015. He served as executive chairman of DTZ from March 2015 to September 2015. Mr. White previously served as a senior advisor to TPG Capital, a private equity firm, from July 2014 to December 2014 and as a managing partner at Blum Capital, a private equity firm, from January 2013 to December 2013. Prior to that, he served as chief executive officer of CBRE Group, Inc., a commercial real estate services firm, from 2005 to 2012, president of CBRE Group from 2001 to 2010 and, prior to that, as chairman of the Americas of CB Richard Ellis Services, Inc. Mr. White previously served as a director of Ares Commercial Real Estate Corporation, CBRE Group, Inc. and Realogy Holdings Corporation. He is a graduate of the University of California, Santa Barbara.

Specific Qualifications and Experience Relevant to the Company

Mr. White brings to the Board the experience, strategic perspective, critical judgment and analytical skills of a chief executive officer of a global company. His real estate services industry experience is particularly relevant to the Company's infrastructure investment strategy. He also brings the perspective of a business headquartered and doing business in the local markets served by SCE developed from his years of service at CBRE Group. This experience is valuable in Mr. White's role as the Company's Compensation Committee Chair.

 The Board recommends you vote "**FOR**" the EIX and SCE director nominees, as applicable.

Our Corporate Governance

How are potential director nominees identified and selected by the Board to become nominees?

The Governance Committee, comprised solely of independent directors under New York Stock Exchange LLC ("NYSE") rules and our Corporate Governance Guidelines, recommends director candidates to the Board.

The Committee will consider candidates recommended by shareholders if they are submitted in writing to the Corporate Secretary and include all of the information required by Article II, Section 4 of our Bylaws plus a written description with any supporting materials of:

- Any direct or indirect business relationships or transactions within the last three years between EIX and its subsidiaries and senior management, on the one hand, and the candidate and his or her affiliates and immediate family members, on the other hand; and
- The qualifications, qualities, and skills of the candidate that the shareholder deems appropriate to submit to the Committee to assist in its consideration of the candidate.

The Committee also considers candidates recommended by our directors, senior management, and director search firms retained by the Committee. Messrs. Camuñez, and O'Toole, who are first-time nominees for election by the shareholders at the Annual Meeting, were recommended by the Committee's director search firm. The search firm supports the process of identifying director candidates, coordinating the interview process and conducting reference checks. There are no differences in the manner in which the Committee evaluates a candidate based on the source of the recommendation.

If, based on an evaluation of the candidate's qualifications, qualities and skills, the Committee determines to continue its consideration of a candidate, Committee members interview the candidate. The Committee conducts any further research on the candidate it deems appropriate. The Committee then determines whether to recommend that the candidate be nominated as a director. The Board considers the recommendation and determines whether to nominate the candidate for election.

What information does the Governance Committee consider when recommending a director nominee?

For the Committee to recommend a director nominee, the candidate must at a minimum possess the qualifications, qualities and skills in our Corporate Governance Guidelines, including:

- A reputation for integrity, honesty and adherence to high ethical standards;
- Experience in a generally recognized position of leadership; and
- The demonstrated business acumen, experience and ability to exercise sound judgment in matters that relate to the current and long-term objectives of the Company.

The Committee also considers other factors and information, including the Board's current need for additional members, the candidate's potential for increasing the Board's range of experience, skills and diversity, the candidate's independence, and skills and experience relevant to our business strategy.

In nominating candidates for re-election to the Board, the Committee also considers the nature and time invested in a director's service on other boards, the director's Board, Board committee and annual meeting attendance, and the vote received at the prior annual meeting. The Corporate Governance Guidelines limit a director's service on other boards to three other public company boards.

How does the Governance Committee consider diversity in identifying director candidates?

Our Corporate Governance Guidelines state the Board's policy that the value of diversity on the Board should be considered. The Committee considers ethnic and gender diversity, and diversity of skills, backgrounds and qualifications represented on the Board, in recommending nominees for election. The Committee has instructed its director search firm to identify candidates reflecting ethnic and gender diversity.

The Committee evaluates its effectiveness in achieving diversity on the Board through its annual review of Board composition, which identifies ethnicity, gender and industry experience prior to recommending nominees for election.

How does the Board determine which directors are independent?

Our Corporate Governance Guidelines require that the Board be comprised of at least a majority of independent directors and that the Audit, Compensation, and Governance Committees be comprised entirely of independent directors. The Company uses the NYSE listing standards to determine independence.

Directors serving on the Audit and the Compensation Committees must meet additional independence criteria prescribed by the NYSE listing standards and the charters of those Committees. Director Chang serves on the audit committees of the American Funds family, Sykes Enterprises, Incorporated and Transocean Ltd. The Board has determined Ms. Chang's simultaneous service on the audit committees of three other public companies does not impair her ability to effectively serve on our Audit Committee.

The Board has determined that the relationships described in Section B of Exhibit A-1 to our Corporate Governance Guidelines, which are on our website at *www.edison.com/corpgov*, are not material for purposes of determining directors' independence to serve on the Board. The Board does not consider such relationships in making independence determinations.

For relationships not prohibited by NYSE rules and not covered under the categories of immaterial relationships in our Guidelines, the determination of whether a relationship is material or not, and therefore whether a director is independent or not, is made in good faith by the directors. The director whose relationship is under consideration abstains from the vote regarding his or her independence.

Which directors has the Board determined are independent?

The Board has determined that all directors other than Messrs. Pizarro and Payne are independent. The Board also determined that Louis Hernandez, Jr., who resigned from the Board on February 27, 2018, was independent.

The Board reviews the independence of our directors at least annually, and periodically as needed. On a monthly basis, the Company also monitors director relationships and transactions that might disqualify them as independent. In February 2018, prior to recommending director nominees for election, the Board confirmed that the independent directors had no relationships or transactions that disqualified them as independent.

Who is the Chair of the Board and what are the Chair's duties and responsibilities?

Mr. Sullivan has served as the independent Chair of the EIX Board since October 2016.

> As independent Chair, Mr. Sullivan's duties include:
>
> * Chair the Board meetings and Annual Meetings;
> * With the CEO, create the agenda for the Board meetings;
> * With the Governance Committee, oversee the annual evaluations of the Board;
> * Be the principal liaison in synthesizing and communicating to the CEO key issues from the executive sessions of the independent directors;
> * With the Compensation Committee Chair, conduct the annual CEO performance review after review with the independent directors; and
> * May attend Committee meetings.

The SCE Bylaws provide that the CEO of SCE has the duties of the Chair unless a separate Chair of the SCE Board is appointed. Since June 2016, Mr. Payne has served as SCE CEO and has had the duties of the Chair of the SCE Board.

Why does the Board believe its Board leadership structure is appropriate?

The EIX Board believes separating the Chair and CEO positions is the most appropriate leadership structure for EIX at this time, by allowing Mr. Pizarro to focus on the day-to-day management of the business and on executing our strategic priorities, while allowing Mr. Sullivan to focus on leading the Board, providing advice and counsel to Mr. Pizarro, and facilitating the Board's independent oversight of management.

The SCE Board has determined that the current leadership structure is appropriate for SCE as a subsidiary of EIX. All directors of SCE are independent, except for Messrs. Payne and Pizarro, and the key Board committees are composed entirely of independent directors.

What is the Board's role in CEO succession planning?

The Board believes CEO succession planning is one of its most important responsibilities. Our Corporate Governance Guidelines provide that the Board will annually review and evaluate succession planning and management development for the Company's senior officers, including the CEO.

At least annually, the Board meets in executive session with the EIX CEO to discuss talent and succession planning. The discussion includes CEO succession in the ordinary course, CEO succession if an emergency occurs, and succession for other key senior management positions. The frequency of the Board's CEO succession planning discussions depends in part on the period of time until the CEO's expected retirement.

In the succession planning process, internal CEO succession candidates are identified and evaluated based on criteria considered predictive of success at the CEO level, considering the Company's business strategy. The Board uses a common talent assessment format for each individual. The assessment includes a development plan for each individual.

Our Corporate Governance Guidelines provide that the Board will have opportunities to become acquainted with the senior officers of the Company and others who may have the potential to handle significant management positions. This is carried out through opportunities for officers to make presentations to the Board and Board committees, director education sessions, other business interactions, and social events intended for this purpose.

What is the Board's role in strategy oversight?

The Board is regularly engaged in providing management with strategic direction, including but not limited to opportunities in clean energy, efficient electrification, strengthening and modernizing the electric grid, and customer choice. The Board's oversight and review of Company strategy occurs through annual in-depth strategy meetings, annual education sessions on strategic topics with external experts, regular updates at Board meetings, and discussion of emerging issues affecting strategy. Directors with particular expertise in a strategic area also advise management on strategy outside of Board meetings. In 2017, the Board education sessions on strategic topics focused on technology drivers for an integrated energy network and SCE's pathway for clean power and electrification.

What is the Board's role in risk oversight?

Our Corporate Governance Guidelines provide that one of the Board's primary functions is to review the Company's enterprise risk management process and monitor strategic and emerging risks. The Board monitors key risks through reports and discussions regarding key risk areas at Board meetings. The Board also focuses on specific strategic and emerging risks in periodic strategy reviews. The Board annually reviews corporate goals and approves capital budgets. Board committees have responsibility for risk oversight in specific areas as follows:

Audit Committee

Responsible for oversight of (i) risk assessment and risk management policies, (ii) major financial risk exposures, and (iii) the steps management has taken to monitor and control these exposures. The Committee reviews the Company's risk management processes and key enterprise risks, reviews the EIX risk management committee charter, receives regular reports on litigation, internal audits and compliance, receives "deep dive" reports on specific risk topics at meetings, and receives semi-annual reports of the Company's political contributions. The Committee also annually reviews and approves the internal audit plan. The EIX Vice President of Enterprise Risk Management regularly attends Committee meetings and reports on risk issues.

Compensation Committee

Assesses and monitors risks in the Company's compensation program. The Committee's risk assessment process and factors considered in assessing risk are discussed under "*How We Make Compensation* Decisions - *Risk Considerations*" in the Compensation Discussion and Analysis below.

Governance Committee

Advises the Board regarding Board size and composition, Board committee composition and responsibilities, selection of the independent Chair of the EIX Board, the Board and Committee self-evaluation process, and other corporate governance practices that help position the Board to effectively carry out its risk oversight responsibility.

FOSO Committee

Responsible for oversight of risks in the Company's operations and capital investments, allocation and spending. The Committee regularly monitors the level of capital spending relative to approved capital budgets and must approve significant capital spending variances and projects not included in approved capital budgets. The Committee also monitors safety and operational performance metrics, significant developments related to safety, physical and cyber security, reliability and affordability, and the availability of resources in these areas. The Committee receives "deep dive" reports on key topics related to its responsibilities.

The Board believes its leadership structure supports the Board's risk oversight function. Independent directors chair the Board committees responsible for risk oversight, the Company has an independent Chair of the EIX Board who facilitates communication between management and directors.

What is the Board's role in cybersecurity oversight?

The Company has identified cybersecurity as a key enterprise risk. Cyber risks are included in the key risk reports to the Audit Committee discussed above. In addition, the Board has assigned primary responsibility for cybersecurity oversight to the FOSO Committee, which receives cybersecurity updates with each meeting that focus on the Company's most critical assets, cybersecurity drills, exercises, mitigation of cyber risks, and assessments by third-party experts. In 2017, the Board also received a report with a similar focus on reducing the Company's cybersecurity risks.

The Company has established a cybersecurity oversight group comprised of a multidisciplinary senior management team to provide governance and strategic direction for the identification, protection and detection of cybersecurity risks to the Company. Director Tauscher serves as the Board liaison to the oversight group and regularly attends meetings. Other Board members attend at least one meeting annually.

What is the Board's role in oversight of ESG issues?

The Board oversees climate change and other ESG risks and opportunities as an integrated part of its strategy oversight responsibility, which includes annual in-depth strategy meetings and regular updates at Board meetings.

Board committees comprised entirely of independent directors have responsibility for risk and operational oversight of specific ESG-related issues as outlined below.

Board Level ESG Oversight

Specific areas of oversight include:

- Environmental legislation and regulation related to renewable energy, distributed generation, transportation electrification, energy efficiency, and climate change;
- Implications of regulatory proceedings and decisions for Edison International's climate change strategy and objectives;
- Risks arising from climate-related events, including wildfires, that impact our business;
- Engagement with stakeholders on climate change and other ESG concerns;
- Board approval of capital budgets, incorporating capital allocation decisions for grid modernization, transportation electrification, and energy storage; and
- Board approval of corporate goals related to safety, reliability, grid modernization, capital spending, and diversity, each of which advance the Company's strategy.

Audit Committee

- Key risks related to wildfires and climate change
- Key risks related to reliability, safety and public policy
- Political and charitable contributions

FOSO Committee

- Capital spending
- Workforce and public safety
- Electric system reliability
- Cybersecurity

Compensation Committee

- Incentive compensation plans and goals
- Executive diversity

Governance Committee

- Board composition and diversity
- ESG corporate governance trends
- Shareholder outreach efforts on ESG issues

As discussed above, in 2017, we engaged with shareholders holding approximately 34% of EIX Common Stock to discuss our Board oversight and Company disclosure related to ESG issues. We received feedback on information used by shareholders to evaluate ESG practices and their desired disclosure, and shared this feedback with the Governance Committee.

How do the Board and Board committees evaluate their performance?

In 2017, the Board and Board committees completed an annual self-evaluation questionnaire and discussed the results of their evaluation in executive session during the applicable Board or committee meeting. Directors had the opportunity to provide feedback on the performance of other directors during this process. The Governance Committee oversees the annual evaluation of the Board and Board committees and periodically reviews the effectiveness of the process.

> The Governance Committee has decided to retain a facilitator to assist in the 2018 Board and committee evaluations. The facilitator plans to interview each director. The results of the evaluation and any recommendations for improvement will be discussed with the Governance Committee and the Board.

How many times did the Board meet in 2017?

The Board met ten times in 2017. Each director attended at least 95% of all Board and Board committee meetings he or she was eligible to attend. The Board held six executive sessions of the independent directors.

Does the Company have a policy on attendance of Director nominees at Annual Meetings?

Director nominees are expected to attend Annual Meetings. All EIX and SCE director nominees attended the 2017 Annual Meeting.

Are directors required to hold EIX Common Stock?

Within five years from their initial election to the Board, directors must own an aggregate number of shares of EIX Common Stock or derivative securities convertible into EIX Common Stock, excluding stock options, having a value equivalent to five times the annual Board retainer. All deferred stock units held by a director count toward this ownership requirement. All directors comply with this stock ownership requirement.

Has EIX adopted proxy access for director elections?

In 2015, the EIX Board adopted proxy access for director elections at annual meetings. The EIX Bylaws provide that the Company will include in its Proxy Statement up to two nominees (or nominees for up to 20% of the EIX Board, whichever is greater) submitted by a shareholder or group of up to 20 shareholders owning at least 3% of EIX common stock continuously for at least three years, if the shareholder group and nominee satisfy the requirements in Article II, Section 13 of the EIX Bylaws, which are available at *www.edison.com/corpgov*. The EIX Board made this decision after careful consideration of feedback received from our engagement with shareholders regarding proxy access.

Key Proxy Access Terms

3% ownership required continuously for **3 years**	Up to **20 shareholders** may aggregate their shares to reach the 3% ownership requirement	Up to **2 nominees** or **20%** of the Board, whichever is greater.

Does EIX have a policy on shareholder rights plans?

The EIX Board has a policy to seek prior shareholder approval of the adoption of any shareholder rights plan unless, due to time constraints or other reasons consistent with the EIX Board's fiduciary duties, a committee consisting solely of independent directors determines that it would be in the best interests of EIX shareholders to adopt the plan prior to shareholder approval. Any rights plan adopted by the EIX Board without prior shareholder approval will automatically terminate one year after adoption of the plan unless the plan is approved by EIX shareholders prior to such termination.

Is SCE subject to the same corporate governance stock exchange rules as EIX?

EIX is subject to NYSE rules and SCE is subject to NYSE MKT LLC rules, which exempt SCE from designated corporate governance rules for Board and Board committee composition, including director independence, the director nominations process, and the process to determine executive compensation.

SCE is exempt from these rules because (i) it is a "controlled company" with over 50% of the voting power held by its parent company, EIX, and (ii) it has listed only preferred stock on the exchange. However, SCE closely follows the EIX corporate governance practices required under the NYSE rules.

How may I communicate with the Board?

Shareholders and other interested parties may communicate with the Board by following the procedures on our website at *www.edison.com/corpgov*.

Where can I find the Company's corporate governance documents?

The EIX Bylaws, Corporate Governance Guidelines, and Board committee charters, the Ethics and Compliance Code for Directors applicable to all directors of EIX and SCE, and the Employee Code of Conduct applicable to all EIX and SCE officers and employees, are on our website at *www.edison.com/corpgov*.

The SCE Bylaws, Corporate Governance Guidelines and Board committee charters are on our website at *www.sce.com/corpgov*.

Certain Relationships and Related Transactions

The Governance Committee reviews at least annually, and periodically as needed, any transaction in the prior calendar year or any proposed transaction between the EIX companies and a related person in which the amount involved exceeds $120,000 and the related person has a material interest. A related person is a director, a director nominee, an executive officer, or a greater than 5% beneficial owner of any class of voting securities of EIX or SCE, and their immediate family members. This policy is stated in writing in the Committee's charter.

The Committee's regular procedure is to obtain from management annually, and periodically as needed, a list of the transactions with related persons described above, and to review these transactions at a meeting held before recommending director nominations to the Board. The list is based on information from questionnaires completed by our directors, director nominees, and executive officers, together with information obtained from our accounts payable and receivable records, and is reviewed by legal counsel. The Committee's procedure is evidenced in the minutes and records for the Committee meeting at which the review occurred.

Director Linda Stuntz is an equity partner at the law firm of Stuntz, Davis & Staffier, P.C. ("SD&S"), which paid the Company approximately $209,848 in 2017 to sublease office space in Washington, D.C. The Company's sublease of office space to SD&S began before Ms. Stuntz joined the Board.

Board Committees

The current membership and key responsibilities of our Audit, Compensation, Governance, and FOSO Committees are below. The duties and powers of each Committee are further described in its charter. The Board occasionally creates special Board committees to focus on certain topics.

Audit Committee



Peter J. Taylor*
Chair

Other Members:
Michael C. Camuñez
Vanessa C.L. Chang*
James T. Morris*

Meetings in 2017: 7

*Audit Committee Financial Expert

Key Responsibilities:

- Appoint, compensate and oversee the Company's independent registered public accounting firm (the "Independent Auditor"), including:
  - the qualifications, performance and independence of the Independent Auditor;
  - the scope and plans for the annual audit; and
  - the scope and extent of all audit and non-audit services to be performed by the Independent Auditor.
- Review the Company's financial statements and financial reporting processes, including internal controls over financial reporting.
- Oversee the Company's internal audit function, including the General Auditor's performance, the internal audit plan, budget, resources and staffing.
- Oversee the Company's ethics and compliance program, including the Chief Ethics and Compliance Officer's performance, helpline calls and investigations, and the employee code of conduct.
- Discuss the Company's policies and guidelines with respect to major financial and key enterprise risk exposures, risk assessment and management, and the steps taken to monitor and control these risks.
- Establish and maintain procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters.
- Review the Company's political contribution policies and expenditures and approve contributions that exceed $1 million.

Compensation and Executive Personnel Committee



Brett White
Chair

Other Members:
Vanessa C.L. Chang
James T. Morris
Timothy T. O'Toole
Peter J. Taylor

Meetings in 2017: 3

Key Responsibilities:

- Review the performance and set the compensation of designated elected officers, including the executive officers.
- Review director compensation for consideration and action by the Board.
- Approve the design of executive compensation programs, plans and arrangements.
- Approve stock ownership guidelines for officers and recommend director stock ownership guidelines to the Board.
- Review and assess whether any risks arising from compensation policies and practices are reasonably likely to have a material adverse effect on the Company.

Nominating/Corporate Governance Committee



Linda G. Stuntz
Chair

Other Members:
Michael C. Camuñez
William P. Sullivan
Ellen O. Tauscher
Brett White

Meetings in 2017: 7

Key Responsibilities:

- Identify and recommend director candidates.
- Periodically review Board size and composition.
- Make recommendations to the Board regarding Board committee and committee chair assignments and the EIX independent Board Chair appointment.
- Review related party transactions.
- Periodically review and recommend updates to the Corporate Governance Guidelines and Board committee charters.
- Advise the Board with respect to corporate governance matters.
- Oversee the annual evaluation of the Board and Board committees.
- Review the orientation program for new directors and continuing education activities for all directors.

Finance, Operations and Safety Oversight Committee



Ellen O. Tauscher
Chair

Other Members:
Timothy T. O'Toole
Linda G. Stuntz
William P. Sullivan

Meetings in 2017: 5

Key Responsibilities:

- Review and monitor capital spending and investments in subsidiaries compared to the annual budget approved by the Board, and receive post-completion reports from management on major capital projects.
- Monitor operational and service excellence performance metrics.
- Monitor significant developments relating to safety, reliability and affordability, specifically including cybersecurity, business resiliency and emergency response, and the availability of appropriate resources to achieve objectives in these areas.
- Annually review the sources and uses of funds and the trust investments of the Company.
- Authorize financing, redemption and repurchase transactions.

Director Compensation

The following table presents information regarding the compensation paid for 2017 to our non-employee directors. The compensation paid to any director who is also an employee of EIX or SCE is presented in the EIX and SCE Summary Compensation Tables and the related explanatory tables.

Director Compensation Table – Fiscal Year 2017

Name	Fees Earned or Paid in Cash ($)	Stock Awards[1][2] ($)	Option Awards[3] ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings[4] ($)	All Other Compensation[5] ($)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Jagjeet S. Bindra[6]	$68,500	—	—	—	—	$10,000	$78,500
Michael C. Camuñez	$85,750	$101,327	—	—	—	—	$187,077
Vanessa C.L. Chang	$113,250	$135,068	—	—	$38,370	$10,000	$296,688
Louis Hernandez, Jr.[6]	$113,250	$135,068	—	—	$3,258	—	$251,576
James T. Morris	$115,250	$135,068	—	—	$4,064	—	$254,382
Timothy T. O'Toole	$58,250	$67,521	—	—	$427	—	$126,198
Richard T. Schlosberg, III[6]	$62,500	—	—	—	$27,705	—	$90,205
Linda G. Stuntz	$126,500	$135,068	—	—	$4,676	$7,500	$273,744
William P. Sullivan	$179,750	$197,500	—	—	—	—	$377,250
Ellen O. Tauscher	$128,500	$135,068	—	—	$1,068	$10,000	$274,636
Peter J. Taylor	$135,250	$135,068	—	—	—	$5,000	$275,318
Brett White	$130,750	$135,068	—	—	$36,361	—	$302,179

[1] The amounts reported for stock awards reflect the aggregate grant date fair value of those awards computed in accordance with FASB ASC Topic 718. For a discussion of the assumptions and methodologies used to calculate the amounts reported, see Note 8 (Compensation and Benefit Plans) to the Consolidated Financial Statements included as part of the Company's 2017 Annual Report.

[2] Each non-employee director, other than Messrs. Bindra, Camuñez, O'Toole, Schlosberg, and Sullivan was granted a total of 1,681 shares of EIX Common Stock or fully-vested deferred stock units on April 27, 2017, and each share or unit had a value of $80.35 on the grant date. Messrs. Bindra and Schlosberg were not eligible for a grant because of their retirement from the Board. Mr. Sullivan was granted 1,681 shares of EIX Common Stock in connection with his re-election to the Board and 777 shares in connection with his re-appointment as Chair of the EIX Board, for a total grant of 2,458 shares on April 27, 2017. Each share granted to Mr. Sullivan had a value of $80.35 on the grant date. Mr. Camuñez was granted 1,236 fully-vested deferred stock units on June 15, 2017 in connection with his initial election to the Board, and each unit had a value of $81.98 on the grant date. Mr. O'Toole was granted 856 fully-vested deferred stock units on August 1, 2017 in connection with his initial election to the Board, and each unit had a value of $78.88 on the grant date. None of the non-employee directors had unvested deferred stock units as of December 31, 2017.

[3] We have not granted stock options to our non-employee directors since 2009. The number of outstanding EIX stock options from grants in prior years held by each non-employee director as of December 31, 2017 was as follows: Ms. Chang and Mr. White 5,000 each. The other non-employee directors do not have any EIX stock options outstanding.

[4] Amounts reported consist of interest on deferred compensation account balances considered under SEC rules to be at above-market rates.

[5] EIX has a matching gift program that provides assistance to qualified public and private schools by matching dollar-for-dollar gifts of at least $25 up to a prescribed maximum amount per calendar year for the Company's employees and EIX and SCE directors. The amounts in this column reflect matching gifts made by EIX pursuant to this program in 2018. EIX matches aggregate director contributions of up to $10,000 per calendar year to qualified schools. Under the Director Matching Gift Program, matching amounts for non-cash gifts are determined based on the value of the gift on the date given by the director. For purposes of determining the date on which a gift of publicly-traded stock is given, the date is based on the date stock ownership transfers to the qualified school.

[6] Messrs. Bindra and Schlosberg retired from the Board on April 27, 2017. Mr. Hernandez resigned from the Board on February 27, 2018.

Annual Retainer and Meeting Fees

Compensation for non-employee directors during 2017 included an annual retainer, fees for attending certain meetings, and an annual equity award. Directors were offered the opportunity to receive all of their compensation on a deferred basis under the EIX Director Deferred Compensation Plan. The following table sets forth the cash retainers and meeting fees paid to directors in 2017:

Type of Fee	Jan. to Sept. 2017	Oct. to Dec. 2017
Board Retainer Per Quarter	$27,500	$28,750
Additional Board Retainer Per Quarter to:		
• Audit Committee Chair	$5,000	$5,000
• Compensation Committee Chair	$4,375	$4,375
• Other Committee Chairs	$3,750	$3,750
• Chair of the EIX Board	$15,625	$15,625
Fee Per Meeting:[1]		
• Shareholder/Board/Committee	N/A	N/A
• Other Business Meeting	$2,000	$2,000

[1] Directors are not paid meeting fees for attending shareholder, Board or Board committee meetings. They are paid a $2,000 fee for attending any other business meeting on behalf of the Company as a director, such as cybersecurity oversight group meetings (see page 15), if attended at the request or invitation of either the Chair of the EIX Board or the EIX CEO. No director received more than $6,000 in meeting fees in 2017. Directors only receive one meeting fee for any concurrent meetings attended by the director.

All directors are also reimbursed for out-of-pocket expenses for serving as directors and are eligible to participate in the Director Matching Gift Program described in footnote (5) to the Director Compensation Table above.

Annual Equity Awards

Upon initial election or re-election to the Board in 2017, non-employee directors were granted an annual equity award of EIX Common Stock or deferred stock units with an aggregate grant date value of $135,000 or a prorated portion thereof (as explained below). Non-employee directors who are elected or re-elected to the Board in 2018 are scheduled to receive an annual equity award with an aggregate grant date value of $140,000 or a prorated portion thereof. Upon initial appointment or re-appointment of a non-employee director as Chair of the EIX Board, the director is granted an additional annual equity award of EIX Common Stock or deferred stock units with an aggregate grant date value of $62,500. If the grant date of an award for an initial election to the Board or initial appointment as Chair of the EIX Board occurs after the date of EIX's Annual Meeting for that year, then the grant date value of the award is prorated by multiplying it by the following percentage: 75% if the grant date is in the second quarter of the year; 50% if the grant date is in the third quarter of the year; 25% if the grant date is in the fourth quarter of the year.

The number of shares or units granted is determined by dividing the grant date value of the equity award by the closing price of EIX Common Stock on the grant date and rounding up to the next whole share. Each award is fully vested when granted.

The annual equity award for an initial election to the Board is made in the form of deferred stock units. For re-election awards and the additional equity award for appointment or re-appointment as Chair of the EIX Board, directors have the opportunity to elect in advance to receive such awards entirely in EIX Common Stock, entirely in deferred stock units, or in any combination of the two. A deferred stock unit is a contractual right to receive one share of EIX Common Stock. Deferred stock units are credited to the director's account under the EIX Director Deferred Compensation Plan described below. Deferred stock units cannot be voted or sold. They accrue dividend equivalents on the ex-dividend date, if and when dividends are declared on EIX Common Stock. The accrued dividend equivalents are converted to additional deferred stock units.

Each director's equity award in 2017 was granted under the EIX 2007 Performance Incentive Plan. Directors serving on both Company Boards receive only one award per year for election to the Boards.

EIX Director Deferred Compensation Plan

The EIX Director Deferred Compensation Plan is separated into two plan documents. The grandfathered plan document applies to deferrals earned prior to January 1, 2005, while the 2008 plan document applies to deferrals earned on or after January 1, 2005. Mr. Schlosberg was the only director in 2017 to have an account balance subject to the grandfathered plan document.

Non-employee directors are eligible to defer up to 100% of their retainers and meeting fees. Any portion of a director's annual equity award that he or she elects to receive as deferred stock units is automatically deferred. Amounts deferred (other than deferred stock units) accrue interest until paid to the director at a rate equal to the average monthly Moody's Corporate Bond Yield for Baa Public Utility Bonds over a 60-month period ending September 1 of the prior year.

Payment of Grandfathered Plan Benefits

Amounts deferred under the grandfathered plan document (other than deferred stock units) may be deferred until a specified date, retirement, death or discontinuance of service as a director. At the director's election, any such compensation deferred until retirement or death may be paid as a lump sum, in monthly installments over 60, 120, or 180 months, or in a combination of a partial lump sum and installments. Any such deferred compensation is paid as a single lump sum or in three annual installments upon any other discontinuance of service as a director. Directors may elect at the time of deferral to receive payment on a fixed date. Deferred amounts may also be paid in connection with a change in control of EIX or SCE in certain circumstances.

Deferred stock units may be deferred until retirement, death or discontinuance of service as a director, and when payable will be distributed in EIX Common Stock. Payment will be made in a lump sum upon the director's retirement, unless a request to receive distribution in annual installments over 5, 10, or 15 years was previously approved. Discontinuance of service as a director prior to retirement will result in a lump sum payout of deferred stock units. Upon the director's death, any remaining deferred stock unit balance will be paid to the director's beneficiary in a lump sum.

Deferred stock units may also be paid in connection with a change in control of EIX or SCE in certain circumstances.

Payment of 2008 Plan Benefits

Any amounts deferred under the 2008 plan document (including deferred stock units) may be deferred until a specified date no later than the date the director turns age 75, retirement, death, disability or other separation from service. Directors have sub-accounts for each annual deferral for which the following forms of payment may be elected:

- Single lump-sum;
- Two to fifteen annual installments;
- Monthly installments for 60 to 180 months; or
- Any combination of the above.

Payments triggered by retirement, death, disability or other separation from service may begin upon the applicable triggering event or a specified number of months and/or years following the applicable triggering event. However, payments may not begin later than the director's 75th birthday unless the director is still on the Board. Payments are subject to certain administrative earliest payment date rules, and may be delayed or accelerated under the 2008 plan document if permitted or required under Section 409A of the Internal Revenue Code. All amounts payable are treated as obligations of EIX.

Determination of Director Compensation

The Board makes all decisions regarding director compensation. These decisions are normally made after receiving recommendations from the Compensation Committee. The Compensation Committee makes its recommendations after receiving input from its independent compensation consultant and management. The Compensation Committee retained Pay Governance LLC ("Pay Governance") to evaluate and make recommendations regarding director compensation for 2017. Pay Governance's assistance included helping the Compensation Committee identify industry trends and norms for director compensation, reviewing and identifying peer group companies, and evaluating director compensation data for these companies. The changes made to director compensation in 2017 were based on analysis and recommendations provided by Pay Governance. Management's input focuses on legal, compliance, and administrative issues.

Our Stock Ownership

Directors, Director Nominees and Executive Officers

The following table shows the number of shares of EIX Common Stock beneficially owned as of March 1, 2018, except as otherwise indicated, by each of our directors, director nominees, officers and former officers named in the EIX and SCE Summary Compensation Tables ("NEOs"), and our current directors and executive officers as a group. None of the persons in the table beneficially owns any other equity securities of the Company or its subsidiaries. The table includes shares that the individual has a right to acquire through April 30, 2018.

Name of Beneficial Owner	Category	Deferred Stock Units[1]	Stock Options	Common Stock Shares[2]	Total Shares Beneficially Owned[3]	Percent of Class[4]
Michael C. Camuñez	Director/Nominee	1,265	—	—	1,265	*
Vanessa C.L. Chang	Director/Nominee	5,919	5,000	113	11,032	*
James T. Morris	Director/Nominee	405	—	1,681	2,086	*
Timothy T. O'Toole	Director/Nominee	870	—	5,000	5,870	*
Kevin M. Payne	SCE Director/Nominee EIX/SCE NEO	—	72,796	7,445	80,241	*
Pedro J. Pizarro	Director/Nominee EIX NEO	—	308,383	43,121	351,504	*
Linda G. Stuntz	Director/Nominee	824	—	1,000	1,824	*
William P. Sullivan	Director/Nominee	—	—	6,672	6,672	*
Ellen O. Tauscher	Director/Nominee	2,813	—	1,483	4,296	*
Peter J. Taylor	Director/Nominee	—	—	3,686	3,686	*
Brett White	Director/Nominee	29,580	5,000	—	34,580	*
Maria Rigatti	EIX NEO	—	72,511	15,683	88,194	*
Adam S. Umanoff	EIX NEO	—	113,855	4,847	118,702	*
J. Andrew Murphy	EIX NEO		37,677	800	38,467	*
Ronald L. Litzinger[5]	EIX NEO	—	250,970	65,615	316,585	*
William M. Petmecky, III	SCE NEO	—	21,536	2,172	23,708	*
Ronald O. Nichols	SCE NEO	—	38,206	4,494	42,700	*
Russell C. Swartz	SCE NEO	—	192,612	25,488	218,100	*
Stuart R. Hemphill	SCE NEO	—	19,138	14,697	33,835	*
EIX Directors and Executive Officers as a Group (18 individuals)		41,676	1,066,177	180,010	1,287,863	*
SCE Directors and Executive Officers as a Group (17 individuals)		41,676	746,023	121,806	909,505	*

[1]   In accordance with SEC rules, the reported number consists only of deferred stock units that could be settled in shares of EIX Common Stock within 60 days at the director's discretion under the payment elections previously made by the director under the EIX Director Deferred Compensation Plan (for example, a director who elected settlement of deferred stock

units upon retirement could retire). However, all deferred stock units held by a director count toward the stock ownership requirement for directors. In addition to the deferred stock units reported in this table, Messrs. Taylor and Morris hold 12,872 and 1,620 fully-vested deferred stock units, and Mses. Chang, Stuntz and Tauscher hold 23,675, 7,412, and 3,466 fully-vested deferred stock units, respectively. These additional deferred stock units will also be settled in shares of EIX Common Stock, but in accordance with SEC rules are not included in the table because they cannot be settled in shares of EIX Common Stock within 60 days at the director's discretion.

(2) Except as follows, each individual has sole voting and investment power:

Shared voting and sole investment power: Mr. Payne 3,287; Ms. Rigatti 5,553; Mr. Umanoff 1,591; Mr. Nichols 2,395; Mr. Hemphill 4,724; all EIX directors and executive officers as a group 15,088; and all SCE directors and executive officers as a group 10,406.

Shared voting and shared investment power: Ms. Chang 113; Mr. Litzinger 65,615; Mr. Nichols 295; all EIX directors and executive officers as a group 67,234; and all SCE directors and executive officers as a group 408.

(3) Includes shares listed in the three columns to the left.

(4) Each individual beneficially owns less than 1% of the shares of EIX Common Stock.

(5) Mr. Litzinger was President of Edison Energy Group through December 29, 2017. His EIX Common Stock shares are reported as of that date.

Other Shareholders

The following are the only shareholders known to beneficially own more than 5% of any class of EIX or SCE voting securities as of December 31, 2017, except as otherwise indicated:

Title of Class of Stock	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
EIX Common Stock	The Vanguard Group 100 Vanguard Blvd. Malvern, PA 19355	27,449,966[1]	8.4%
EIX Common Stock	BlackRock Inc. 55 East 52nd Street New York, NY 10055	26,746,136[2]	8.2%
EIX Common Stock	State Street Corporation One Lincoln Street Boston, MA 02111	25,052,614[3]	7.7%
SCE Common Stock	Edison International 2244 Walnut Grove Avenue Rosemead, CA 91770	434,888,104[4]	100%

(1) This information is based on a Schedule 13G filed with the SEC on February 9, 2018. The Vanguard Group reports it has sole voting power over 511,116 shares, shared voting power over 151,674 shares, sole investment power over 26,853,030 shares, and shared investment power over 596,936 shares.

(2) This information is based on a Schedule 13G filed with the SEC on January 29, 2018. BlackRock Inc. reports it has sole voting power over 23,480,790 shares and sole investment power over all shares.

(3) This information is based on a Schedule 13G filed with the SEC on February 14, 2018. Acting in various fiduciary capacities, State Street reports it has shared voting and investment power over all shares. This includes approximately 8,625,717 shares, or 2.7% of the class, held by State Street as the 401(k) Plan Trustee. 401(k) Plan shares are voted in accordance with instructions given by participants, whether vested or not. 401(k) Plan shares for which instructions are not received will be voted by the 401(k) Plan trustee in the same proportion to the 401(k) Plan shares voted by other 401(k) Plan Shareholders, unless contrary to ERISA.

(4) EIX became the holder of all issued and outstanding shares of SCE Common Stock on July 1, 1988, when it became the holding company of SCE. EIX continues to have sole voting and investment power over these shares.

ITEM 2: RATIFICATION OF THE APPOINTMENT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the Independent Auditor retained to audit the Company's financial statements. The Audit Committee has selected PricewaterhouseCoopers LLP ("PwC") as the Company's Independent Auditor for calendar year 2018. The Company is asking shareholders to ratify this appointment.

PwC is an international accounting firm which provides leadership in public utility accounting matters. Representatives of PwC are expected to attend the Annual Meeting to respond to appropriate questions and to make a statement if they wish.

PwC has been retained as the Company's Independent Auditor continuously since 2002. The Audit Committee has adopted restrictions on hiring certain persons formerly associated with PwC into an accounting or financial reporting oversight role to help ensure PwC's continuing independence.

The Audit Committee meets annually in executive session without PwC present to evaluate the quality of PwC's audit services and their performance, including PwC's industry knowledge from an accounting and tax perspective, PwC's continued independence and professional skepticism, the Committee's discussions with management about PwC's performance, and information available from Public Company Accounting Oversight Board ("PCAOB") inspection reports.

The Audit Committee annually considers whether the Independent Auditor firm should be reappointed for another year. The lead engagement partner is required to rotate off the Company's audit every five years. The Audit Committee is involved in the selection of the lead engagement partner. In 2015, in connection with the mandated rotation of PwC's lead engagement partner effective beginning with PwC's audit of the Company's 2016 financial statements, the Company interviewed candidates who met professional, industry and personal criteria, and selected finalists. The Audit Committee Chair participated in interviews with the finalists and selected the lead engagement partner, in consultation with the Audit Committee.

> The Audit Committee considered several factors when determining whether to reappoint PwC as the Company's Independent Auditor, including:
>
> - The length of time PwC has been engaged;
> - PwC's knowledge of the Company and its personnel, processes, accounting systems and risk profile;
> - The quality of the Audit Committee's ongoing discussions with PwC, their independence and professional skepticism;
> - An assessment of the professional qualifications, utility industry experience and past performance of PwC, its lead engagement partner, and other members of the core engagement team; and
> - Other accounting firms with comparable professional qualifications and utility industry expertise.

The Audit Committee and the Board believe that the continued retention of PwC to serve as the Company's Independent Auditor is in the best interests of the Company and its investors.

The Company is not required to submit this appointment to a shareholder vote. Ratification would be advisory only. However, if the shareholders of either EIX or SCE do not ratify the appointment, the Audit Committee will investigate the reasons for rejection by the shareholders and will reconsider the appointment.

 The Board recommends you vote "**FOR**" Item 2.

Independent Auditor Fees

The following table sets forth the aggregate fees billed by PwC to EIX (consolidated total including EIX and its subsidiaries) and SCE, respectively, for the fiscal years ended December 31, 2017 and December 31, 2016:

Type of Fee	EIX and Subsidiaries ($000)		SCE ($000)	
	2017	**2016**	**2017**	**2016**
Audit Fees[1]	$6,226	$6,511	$5,171	$5,632
Audit-Related Fees[2]	225	60	218	60
Tax Fees[3]	604	693	443	389
All Other Fees[4]	144	96	144	96
TOTAL	**$7,199**	**$7,360**	**$5,976**	**$6,177**

[1] These represent fees for professional services provided in connection with the audit of the Company's annual financial statements and internal controls over financial reporting, and reviews of the Company's quarterly financial statements.

[2] These represent fees for assurance and related services related to the performance of the audit or review of the financial statements and not reported under "Audit Fees" above.

[3] These represent fees for tax-related compliance and other tax-related services to support compliance with federal and state tax reporting and payment requirements, including tax return review and review of tax laws, regulations or cases.

[4] These represent fees for miscellaneous services.

The Audit Committee annually approves all proposed audit fees in executive session without PwC present, considering several factors, including a breakdown of the services to be provided, proposed staffing and hourly rates, and changes in the Company and industry from the prior year. The audit fees are the culmination of a process which included a comparison of the prior year's proposed fees to actual fees incurred and fee proposals for known and anticipated 2017 services in the audit, audit-related, tax and other categories. The Audit Committee's deliberations consider balancing the design of an audit scope that will achieve a high quality audit with driving efficiencies from both the Company and PwC while compensating PwC fairly.

The Audit Committee is required to pre-approve all audit and permitted non-audit services performed by PwC to ensure these services will not impair the firm's independence.

The Audit Committee has delegated to the Committee Chair the authority to pre-approve services between Committee meetings, provided that any pre-approval decisions are presented to the Committee at its next meeting. PwC must assure that all audit and non-audit services provided to the Company have been approved by the Audit Committee.

During the fiscal year ended December 31, 2017, all services performed by PwC were pre-approved by the Audit Committee, irrespective of whether the services required pre-approval under the Exchange Act.

Audit Committee Report

The Audit Committee is composed of five independent directors and operates under a charter adopted by the Board, which is posted on our website at *www.edison.com/corpgov.* The Audit Committee complied with the requirements of its charter in 2017.

The Board has determined that each Audit Committee member is independent and financially literate, and that at least one member has accounting or other related financial management expertise, as such qualifications are defined by NYSE rules, our Corporate Governance Guidelines, and/or the Committee charter. The Board has also determined that directors Chang, Morris and Taylor each qualify as an "audit committee financial expert" as defined by SEC rules.

The Audit Committee's key responsibilities are described above under *"Board Committees – Audit Committee."* The Audit Committee's role in risk oversight is described above under *"Our Corporate Governance – What is the Board's role in risk oversight?"*

> Audit Committee meeting agendas are developed based on input from Committee members, the Independent Auditor, the General Auditor, and management. In 2017, the Committee requested and received presentations on significant risk issues and a variety of topics, such as:
>
> - Wildfire insurance;
> - New accounting standards related to revenue recognition;
> - The Company's information technology systems;
> - Critical business records; and
> - Capital budgets and financing plans.

Management is responsible for the Company's internal controls and the financial reporting process, including the integrity and objectivity of the financial statements. The Independent Auditor performs an independent audit of the Company's financial statements under the standards of the PCAOB and issues a report on the financial statements. The Audit Committee monitors and oversees these processes. The Committee members are not accountants or auditors by profession and therefore have relied on certain representations from management and the Independent Auditor in carrying out their responsibilities.

> In discharging our oversight responsibilities in connection with the December 31, 2017 financial statements, the Audit Committee:
>
> - Reviewed and discussed the audited financial statements with the Company's management and the Independent Auditor;
> - Discussed various matters with the Independent Auditor, including matters required by the PCAOB's standard "Communications with Audit Committees;" and
> - Received the written disclosures and PwC's letter confirming its independence from the Company, and discussed such independence with PwC.

Based upon these reviews and discussions, the Audit Committee recommended to the Board that the audited financial statements be included in the Company's 2017 Annual Report to be filed with the SEC.

Peter J. Taylor (Chair)
Michael C. Camuñez
Vanessa C.L. Chang
James T. Morris

ITEM 3: ADVISORY VOTE TO APPROVE THE COMPANY'S EXECUTIVE COMPENSATION

The advisory vote to approve the Company's executive compensation, commonly known as "Say-on-Pay," gives shareholders the opportunity to endorse or not endorse our executive compensation. This advisory vote is required by SEC rules to be provided at least once every three years. However, our shareholders have voted in favor of holding the advisory vote every year, and the Board determined that it would be held annually. The Company's Say-on-Pay proposal received support from at least 91% of the votes cast in each of the last seven years.

> Our executive compensation program is described under *"Compensation Discussion and Analysis"* below. We encourage you to read it carefully. Our executive compensation program is reviewed and approved by the Compensation Committee. The Board believes our executive compensation structure is competitive, aligns compensation with shareholder value and serves shareholders well.

EIX and SCE request shareholder approval of the compensation paid to the Company's named executive officers, as disclosed in this Proxy Statement under the SEC's compensation disclosure rules, including the Compensation Discussion and Analysis, the compensation tables and the narrative discussion that accompanies the compensation tables.

The Company values constructive dialogue with shareholders on compensation and other important governance matters. Because your vote is advisory, it will not be binding on the Board or the Company and will not be construed as overruling a decision by the Board or the Company. However, the Compensation Committee will consider the outcome of the vote and any constructive feedback from shareholders when making future executive compensation decisions. See *"Compensation Summary – Shareholder Communication and Compensation Program for 2018."*

It is expected that the next Say-on-Pay vote will occur at the 2019 Annual Meeting.



> The Board recommends you vote "**FOR**" Item 3.

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis ("CD&A") describes the principles of our executive compensation program, how we applied those principles in compensating our named executive officers ("NEOs") for 2017, and how we use our compensation program to drive performance. We also discuss the roles and responsibilities of our Compensation Committee (the "Committee") in determining executive compensation. The CD&A is organized as follows:

① Compensation Summary

② What We Pay and Why: Elements of Total Direct Compensation

③ How We Make Compensation Decisions

④ Post-Employment and Other Benefits

⑤ Other Compensation Policies and Guidelines

The CD&A contains information relevant to your decision regarding the advisory vote to approve our executive compensation (Item 3 on your Proxy Card). When voting on Item 3, EIX shareholders will vote on EIX executive compensation, while SCE shareholders will vote on SCE executive compensation.

① Compensation Summary

Certain key information about our executive compensation program is highlighted in this Compensation Summary.

Executive Compensation Practices

Our executive compensation program is designed with the objective of strongly linking pay with performance. The table below highlights our current compensation practices for NEOs, including practices we believe drive performance and are aligned with good governance principles, and practices we have not implemented because we do not believe they would serve our shareholders' long-term interests.

What We Do	What We Don't Do
✓ We tie pay to performance by making the majority of compensation "at risk" and linking it to shareholders' interests	⊗ We do not have any employment contracts
✓ We target a competitive range around the market median for base salary and annual and long-term incentives	⊗ We do not provide excise tax gross-ups on change in control payments
✓ We compare executive compensation to a peer group defined by a recognized market index	⊗ We do not have individually negotiated change in control agreements
✓ We balance multiple metrics for annual and long-term incentives	⊗ We do not provide perquisites
✓ We have double-trigger change in control provisions for equity award vesting	⊗ We do not provide personal use of any corporate aircraft
✓ We seek shareholder feedback on our executive compensation program and share the feedback with the Board and the Committee	⊗ We do not reprice or allow the cash buyout of stock options with exercise prices below the current market value of EIX Common Stock
✓ We have stock ownership guidelines and an incentive compensation clawback policy	⊗ We do not permit pledging of Company securities by directors or executive officers
✓ Our Committee's compensation consultant is independent and does not provide any other services to the Company	⊗ We do not permit hedging of Company securities by directors or employees

EIX NEOs for 2017

EIX NEOs are identified below. EIX shareholders will vote on EIX executive compensation.

EIX NEOs	Title
Pedro J. Pizarro	EIX President and Chief Executive Officer ("CEO")
Maria Rigatti	EIX Executive Vice President ("EVP") and Chief Financial Officer ("CFO")
Adam S. Umanoff	EIX EVP and General Counsel
J. Andrew Murphy	EIX Senior Vice President ("SVP")
Kevin M. Payne	SCE CEO
Ronald L. Litzinger	Edison Energy Group President through 12/29/2017

SCE NEOs for 2017

SCE NEOs are identified below. SCE shareholders will vote on SCE executive compensation.

SCE NEOs	Title
Kevin M. Payne	SCE CEO
William M. Petmecky, III	SCE SVP and CFO
Ronald O. Nichols	SCE President
Russell C. Swartz	SCE SVP and General Counsel
Stuart R. Hemphill	SCE SVP

Elements and Objectives of Total Direct Compensation

Element	Form	Key Objective	% of EIX CEO 2017 Target Total Direct Compensation*
Base Salary	Fixed Pay: Cash	Establish a pay foundation to attract and retain qualified executives	15%
Annual Incentive Awards	Variable Pay: Cash	Focus executives' attention on specific financial, strategic and operating objectives of the Company that we believe will increase shareholder value and benefit customers	19%
Long-Term Incentive Awards	Variable Pay: Equity • 50% stock options • 25% performance shares • 25% restricted stock units	Align executive pay with long-term value provided to shareholders • Link compensation to stock price increase • Reward relative shareholder return compared to peers and earnings per share compared to pre-established target • Encourage retention, with value tied to absolute shareholder return	67%

* In this CD&A, the term "target total direct compensation" means the sum of the NEO's salary, target annual incentive award, and grant date fair value of long-term incentive awards for the particular year. The amounts shown in the "% of EIX CEO Target Total Direct Compensation" column of this table have been rounded to the nearest whole percentage point; see footnote 3 on page 33 for the amounts rounded to the nearest hundredth of a percentage point.

Comparison of EIX CEO Pay with Peer Group

The following chart shows EIX CEO total direct compensation for the last five years as reported in the EIX Summary Compensation Table, compared to the median total direct compensation for the chief executive officers of the companies that comprise the Philadelphia Utility Index peer group. "Total direct compensation" or "TDC" means the sum of base salary, the actual annual incentive award paid for the year and the grant date fair value of long-term incentive awards (columns (c), (e), (f) and (g) of the Summary Compensation Table) for the NEO for the year.

Theodore F. Craver, Jr. served as EIX CEO for all of 2013, 2014, and 2015, and his TDC is shown in the chart for those years. Mr. Pizarro succeeded Mr. Craver as EIX CEO on September 30, 2016 and his full-year TDC is shown for 2016 and 2017. (The 2017 Peer Median TDC in the chart is the same as the 2016 Peer Median TDC, since peer group data for 2017 was generally unavailable in time to include in this Proxy Statement.)

Mr. Craver's TDC was somewhat above the peer group median in 2013 and 2014, due primarily to chief executive officer turnover at peer companies and annual incentive awards for Mr. Craver that were significantly above-target, largely as a result of above-target core earnings.[1] Mr. Craver's 2015 TDC was slightly below the peer group median, largely due to higher annual incentive awards at peer companies.

Mr. Pizarro's full-year 2016 TDC was significantly below the peer group median for chief executive officers. His compensation before the September 30 effective date of his election as EIX CEO was targeted at the market median for his prior positions (SCE President through May 31 and EIX President from June 1 through September 29). In addition, the Committee set his annualized compensation after the effective date of his election as EIX CEO significantly below the peer group median for chief executive officers, with an opportunity for increases in subsequent years as the Committee evaluated his performance as EIX CEO. The Committee increased Mr. Pizarro's TDC in 2017 as discussed in this CD&A, but not to the level of the peer group median.



EIX CEO vs. Peer Group Median TDC

Alignment of EIX CEO Pay with Performance

The following chart shows the alignment over the past five years between the EIX CEO's total direct compensation (presented on the same basis as in the EIX CEO vs. Peer Group Median TDC chart above) and our indexed TSR,[2] which represents the value of an initial investment of $100 in EIX common stock at the beginning of the five-year period, and assumes that dividends are reinvested on the ex-dividend date.

[1] Core earnings is defined on a consolidated basis for EIX as earnings attributable to EIX shareholders less non-core items. Non-core items include income or loss from discontinued operations, income resulting from allocation of losses to tax equity investors under the hypothetical liquidation at book value accounting method and income or loss from significant discrete items that management does not consider representative of ongoing earnings, such as write downs, asset impairments and other gains and losses related to certain tax, regulatory or legal settlements or proceedings, and exit activities, including sale of certain assets and other activities that are no longer continuing. For a reconciliation of core earnings to net income determined under GAAP, see "Management's Discussion and Analysis of Financial Condition and Results of Operations – Management Overview – Highlights of Operating Results" included as part of the Company's 2017 Annual Report.

[2] In this Proxy Statement, for all purposes other than performance share payouts, TSR is calculated using the difference between (i) the closing stock price for the relevant stock on the last NYSE trading day preceding the first day of the relevant period and (ii) the closing stock price for the relevant stock on the last trading day of the relevant period, and assumes all dividends during the period are reinvested on the ex-dividend date. Under this methodology, EIX's 2015-2017 TSR was at the 15th percentile of the Philadelphia Utility Index. A different methodology is used to determine performance share payouts: TSR is calculated using the difference between (i) the average closing stock price for the stock for the 20 trading days ending with the last NYSE trading day preceding the first day of the performance period and (ii) the average closing stock price for the stock for the 20 trading days ending with the last trading day of the performance period, and assumes all dividends are reinvested on the ex-dividend date (see "*Long-Term Incentive Awards*" below). Under this methodology, EIX's TSR for the 2015-2017 performance period was at the 20th percentile of the Philadelphia Utility Index.

During the five-year period from 2013 to 2017, EIX's TSR was approximately 61%. Meanwhile, the EIX CEO's TDC increased by 7% from 2013 to 2014, but was lower in each subsequent year than in 2014.



**EIX CEO Total Direct Compensation (TDC)
vs. Indexed TSR 2013-2017**

As the chart above shows, the largest increase in TSR during the five-year period occurred in 2014. Mr. Craver's TDC also reached its peak during this period in 2014, largely due to a significantly above-target annual incentive award. TSR decreased slightly in 2015, as did Mr. Craver's annual incentive award and TDC. TSR then increased significantly in 2016 and decreased in 2017. For the reasons discussed above in *"Comparison of EIX CEO Pay with Peer Group,"* Mr. Pizarro's full-year 2016 TDC was the lowest EIX CEO TDC during the five-year period and his 2017 TDC was higher than his 2016 TDC, but still below the peer group median for chief executive officers.

Shareholder Communication and Compensation Program for 2018

As discussed above in the Proxy Summary, we regularly reach out to our major institutional shareholders to discuss the Company's executive compensation, among other issues. Management shares compensation-related feedback with the Compensation Committee, along with proxy advisory firm developments and trends in executive compensation practices.

Say-on-Pay

EIX's Say-on-Pay proposal received support from approximately 94% of the votes cast in 2017. After considering the shareholder support reflected in the vote results, trends in executive compensation and the best interests of shareholders, the Committee approved maintaining our executive compensation program with the following changes for 2018:

- Changes to the Executive Retirement Plan and Executive Deferred Compensation Plan approved in previous years went into effect on January 1, 2018. As discussed in *"Pension Benefits – Executive Retirement Plan"* and *"Non-Qualified Deferred Compensation – Executive Deferred Compensation Plan,"* these changes decrease the portion of executives' compensation and benefits package not directly tied to performance and simplify benefits for new executives.

- The Committee decided not to establish a 162(m) Program for 2018 annual incentive awards due to changes in Section 162(m) of the Internal Revenue Code resulting from the Tax Cuts and Jobs Act of 2017. More information is under *"What We Pay and Why: Elements of Total Direct Compensation – Annual Incentive Awards – Impact of Other Plans."*

② What We Pay and Why: Elements of Total Direct Compensation

We generally target a competitive range of +/-15% around the market median for each element of total direct compensation offered under our program: base salaries, annual cash incentives, and long-term equity-based incentives. The reasons for the Committee's decision to target the competitive range around the median level include:

- The policy of the applicable regulatory authorities that SCE should provide market level compensation, and the desire for internal compensation equity between EIX and SCE;
- Above-median compensation usually is not needed, except occasionally for recruitment and retention purposes and to reward exceptional performers; and
- Below-median compensation would create retention and recruitment difficulties.

A significant portion of our executives' total direct compensation is tied to company performance. The following charts show that incentive compensation comprised approximately 85% of EIX CEO 2017 target total direct compensation and approximately 70% of EIX's and SCE's other NEOs' 2017 target total direct compensation.(3)



EIX CEO Pay Mix

15%
Base Salary
67%
Target Long-Term Incentives
19%
Target Annual Incentives
Fixed Pay 15%
Variable Pay 85%

Other NEO Pay Mix

30%
Base Salary
49%
Target Long-Term Incentives
21%
Target Annual Incentives
Fixed Pay 30%
Variable Pay 70%

This pay mix provides an opportunity for NEO compensation to reflect the upside and downside potential of company performance and helps to focus NEOs' attention on our financial, strategic and operating objectives, and shareholder returns.

Base Salary

For 2017, each NEO's base salary was evaluated according to his or her position and performance. For each position, a market base salary range was determined. The median of the range was the market median level of base salaries for comparable positions. We do not have employment contracts and our NEOs do not have contractual rights to receive fixed base salaries.

(3) The EIX CEO pay mix for 2017, rounded to the nearest hundredth of a percentage point, was: base salary 14.65%; target annual incentives 18.55%; and target long-term incentives 66.79%. The other NEO pay mix for 2017, rounded to the nearest hundredth of a percentage point, was: base salary 30.42%; target annual incentives 20.76%; and target long-term incentives 48.82%. The pie charts reflect the pay mix data rounded to the nearest hundredth of a percentage point, while the amounts included in the section labels and legends have been rounded to the nearest whole percentage point.

The Committee increased the annual base salary rates of Messrs. Pizarro, Payne, Swartz, and Hemphill and Ms. Rigatti for 2017 to bring them to, or closer to, the market median base salary for their respective positions.

Annual Incentive Awards

Executive Incentive Compensation Plan

NEOs are eligible for annual incentive awards under the EIX Executive Incentive Compensation Plan for achieving financial, strategic and operational goals that are established at the beginning of each year. The goals are tied to the key elements of our strategy described on page 1 and specific quantitative targets are set for most goals.

The 2017 annual incentive award target value for each NEO was set as a percentage of the NEO's base salary (the "Annual Incentive Target %"). The Committee increased the Annual Incentive Target % for Messrs. Pizarro, Payne, and Nichols for 2017. The increases brought Mr. Pizarro closer to the market median Annual Incentive Target % for his position and brought Mr. Payne to the market median for his position. The increase for Mr. Nichols brought the sum of his base salary and annual incentive award target value closer to the market median for his position.

The minimum annual incentive award is $0. The maximum award is 200% of target, which the Committee's independent compensation consultant, Pay Governance, advised is the most prevalent practice among the peer group companies.

The Committee determines annual incentive awards based on corporate and individual performance. The corporate performance factor is based on performance relative to the goals established at the beginning of the year. For each goal category, the Committee assigned a target score and potential score range reflecting the relative weight given that goal category. In February 2018, the Committee determined the score achieved for each goal category, depending on the extent to which the goals were unmet, met or exceeded.

Separate goals were established for EIX and SCE. However, as reflected in the 2017 EIX Corporate Performance Scoring Matrix below, many of EIX's goals related to SCE's performance. Annual incentive awards for Messrs. Pizarro, Umanoff, and Murphy and Ms. Rigatti were based on the EIX corporate performance factor. Annual incentive awards for Messrs. Payne, Petmecky, Nichols, Swartz, and Hemphill were based on the SCE corporate performance factor. Mr. Litzinger did not receive an annual incentive award under the EIX Executive Incentive Compensation Plan due to his separation from service before year-end.

2017 EIX Corporate Performance Scoring Matrix

Goal Category	Key Goals/Performance Contributing to Actual Score		Actual Score for Goal[2]	Target Score for Goal Category	Potential Score for Goal Category	Actual Score for Goal Category[2]
	Goal[1]	Performance[1]				
Financial Performance	• Core earnings of $1.349 billion[3]	• *Goal Exceeded:* $1.466 billion[3]	88	60	0-120	**88**
Strategic Initiatives	• Execute SCE goals for affordable customer rates	• *Goal Exceeded:* see SCE matrix below for additional information	8	30	0-60	**22**
	• Refresh business and clean energy strategy	• *Goal Exceeded:* completed strategic review of EEG (10-K, pg. 16) and SCE (see pg. 1 of Proxy Statement for summary of our strategy)	6			
	• Execute SCE goals for transportation electrification	• *Goal Met:* see SCE matrix below for additional information	3			
	• Defend SONGS settlement agreement (10-K, pgs. 6-7)	• *Goal Not Met:* see SCE matrix below for additional information	3			
	• Achieve EE revenues >$54 million while incurring core losses ≤$5 million; achieve EE year-end backlog ≥$54 million; contract for 75 MW and complete construction of 100 MW of distributed solar projects	• *Goal Not Met:* EE revenues and backlog below target; new solar contracts above target, but completed solar construction below target	2			
	• DART injury rate ≤0.52	• *Goal Not Met:* 0.97	0			
	• Achieve SCE capital spending targets	• *Goal Not Met:* see SCE matrix below for additional information	0			
People and Culture	• Diversify leadership pipeline above 2016 levels: ethnic minorities 26.1% of executives and 40.3% of leadership pool; women 26.7% of executives and 28% of leadership pool	• *Goal Met:* increased ethnic minorities to 29.5% of executives and 42.9% of leadership pool; increased women to 28.4% of leadership pool; did not increase women as % of executives	5	10	0-20	**10**
	• Implement initiatives to increase employee engagement and improve work environment	• *Goal Met:* assessed health of four business units and developing improvement plans; progressing on integrated culture projects	5			
Foundational Goals	• No worker fatalities	• *Goal Met*	0	0	≤0[4]	**0**
	• No serious injuries to public from system failures	• *Goal Not Met:* one fatality and one serious injury	0[5]			
	• No significant non-compliance events	• *Goal Met*	0			
	• No significant disruption, data breach or system failure	• *Goal Met*	0			
Total:				100	0-200	**120**

(1) The parenthetical "10-K" page references in the "Goal" and "Performance" columns refer to pages in the combined Form 10-K filed by EIX and SCE for the fiscal year ended December 31, 2017 ("10-K"). The referenced pages contain additional information about the relevant topics, but do not address annual incentive plan goals or the scoring of the performance for purposes of this matrix. "EE" means Edison Energy, LLC. "SONGS" means San Onofre Nuclear Generating Station. "MW" means megawatts. "DART" means Days Away, Restricted, and Transfer.

(2) Score determinations are generally made in the judgment of the Committee after assessing overall performance against goals.

(3) The threshold level of core earnings, below which no incentive would have been paid, was set at $1.079 billion. The level at which the score would be zero and the maximum score level were set at $1.134 billion and $1.563 billion, respectively. Linear interpolation between the target of $1.349 billion and the maximum score level was used to determine the actual score.

(4) The Committee established certain safety, compliance and operational goals that it views as "foundational." Annual incentive awards for 2017 can be reduced for all or some plan participants if one or more foundational goals are not met, depending upon severity.

(5) The Committee evaluated a fatality and a serious injury that occurred when members of the public came in contact with downed power lines. In order to reinforce the importance of the public safety foundational goal, the Committee decided to apply a 10 percentage point deduction to the individual performance factor for certain EIX and SCE officers, including all of the NEOs.

2017 SCE Corporate Performance Scoring Matrix

Goal Category	Key Goals/Performance Contributing to Actual Score		Actual Score for Goal[2]	Target Score for Goal Category	Potential Score for Goal Category	Actual Score for Goal Category[2]
	Goal[1]	Performance[1]				
Financial Performance	• Core earnings of $1.43 billion[3]	• *Goal Exceeded:* $1.493 billion[3]	58	40	0-80	**58**
Safety	• SCE representative on scene within 1 hour of 911 call ≥80%	• *Goal Exceeded:* 83.5%	3	10	0-20	**3**
	• DART injury rate ≤0.52	• *Goal Not Met:* 0.99	0			
Operational and Service Excellence	• Affordable customer rates: O&M cost per customer ≤$396	• *Goal Exceeded:* $383	8	20	0-40	**16**
	• Manage SONGS decommissioning project on-time and on-budget	• *Goal Met:* updated decommissioning cost estimate (10-K, pg. 20) ; settled dispute regarding permit for interim nuclear storage	4			
	• Achieve system reliability goals: SAIDI ≤90.8; SAIFI ≤0.856	• *Goal Not Met:* SAIDI–91.8; SAIFI–0.87	3			
	• Improve J.D. Power Customer Satisfaction Study scores: business customer rank ≤10; residential customer rank ≤18	• *Goal Not Met:* business customer rank of 26; residential customer rank of 19	1			
	• Achieve capital spending targets: $3.35 billion CPUC-jurisdictional; $0.553 billion FERC-jurisdictional	• *Goal Not Met:* $3.23 billion CPUC-jurisdictional; $0.501 billion FERC-jurisdictional	0			
Strategic Initiatives	• Refresh business and clean energy strategy	• *Goal Exceeded:* completed strategic review (see pg. 1 of Proxy Statement for summary of our strategy)	6	20	0-40	**18**
	• Achieve progress towards favorable outcome in 2018 GRC (10-K, pg. 9)	• *Goal Met:* met deadlines; SCE testimony favorably changed some intervenor positions; positive public hearings	4			
	• Advance transportation electrification: GHG reduction public outreach program; new program proposals; customer commitments for 1,000 charge ports	• *Goal Met:* published Clean Power and Electrification Pathway white paper; received proposed approval of 5 pilot projects; commitments for 1,166 charge ports (10-K, pg. 11)	4			
	• Obtain ruling on grid modernization investment guidance that aligns with GRC request	• *Goal Not Met:* proposed decision issued on grid modernization, but investment guidance deferred (10-K, pg. 11)	2			
	• Defend SONGS settlement agreement (10-K, pgs. 6-7)	• *Goal Not Met:* CPUC proceeding ongoing; did not prevail in international arbitration	2			
People and Culture	• Diverse Business Enterprise spend ≥40%	• *Goal Exceeded:* 44%	4	10	0-20	**11**
	• Diversify leadership pipeline above 2016 levels: ethnic minorities 30% of executives and 42% of leadership pool; women 29.2% of executives and 27.8% of leadership pool	• *Goal Met:* increased ethnic minorities to 32.3% of executives and 44.2% of leadership pool; increased women to 28.5% of leadership pool; did not increase women as % of executives	4			
	• Implement 30 employee X-Change ideas and other culture-focused initiatives	• *Goal Met:* implemented 36 X-Change ideas and multiple other initiatives	3			
Foundational Goals	• No worker fatalities	• *Goal Met*	0	0	≤0[4]	**0**
	• No serious injuries to public from system failures	• *Goal Not Met:* one fatality and one serious injury	0[5]			
	• No significant non-compliance events	• *Goal Met*	0			
	• No significant disruption, data breach or system failure	• *Goal Met*	0			
Total:				100	0-200	**106**

[1] The referenced 10-K pages contain additional information about the relevant topics, but do not address annual incentive plan goals or the scoring of the performance for purposes of this matrix. "O&M" means operations and maintenance. "SAIDI" means the System Average Interruption Duration Index. "SAIFI" means the System Average Interruption Frequency Index. "CPUC" means the California Public Utilities Commission. "FERC" means the Federal Energy Regulatory Commission.

"GRC" means General Rate Case. "GHG" means greenhouse gas. The Company "X-Change" program empowers front-line employees to identify and implement improvement projects. See footnote (1) to the EIX matrix above for additional defined terms.

(2) Score determinations are generally made in the judgment of the Committee after assessing overall performance against goals.

(3) The threshold level of core earnings, below which no incentive would have been paid, was set at $1.144 billion. The level at which the score would be zero and the maximum score level were set at $1.287 billion and $1.573 billion, respectively. Linear interpolation between the target of $1.43 billion and the maximum score level was used to determine the actual score.

(4) The Committee established certain safety, compliance and operational goals that it views as "foundational." Annual incentive awards for 2017 can be reduced for all or some plan participants if one or more foundational goals are not met, depending upon severity.

(5) The Committee evaluated a fatality and a serious injury that occurred when members of the public came in contact with downed power lines. In order to reinforce the importance of the public safety foundational goal, the Committee decided to apply a 10 percentage point deduction to the individual performance factor for certain EIX and SCE officers, including all of the NEOs.

2017 Annual Incentive Awards

Based on 2017 performance, the corporate performance factors for EIX and SCE were 120% and 106% of target, respectively. These factors were determined by adding the "Actual Scores" in the corporate performance scoring matrices above. The Committee has discretion, however, to increase or decrease the corporate performance factor from the amount determined by application of the scoring matrix (subject to the limitation described below under *"Impact of Other Plans"*). The Committee exercised discretion to reduce EIX's corporate performance factor from 120% to 110% to bring it closer to SCE's corporate performance factor of 106% of target and thereby achieve closer parity in incentive pay between EIX and SCE executives, recognizing that SCE's financial performance was the predominant contributor to EIX's financial performance.

The Committee determined the annual incentive award for each NEO by multiplying the annual incentive target percentage for the NEO by the EIX or SCE corporate performance factor and an individual performance factor. The determination of the individual performance factors was a two-step process in which the Committee exercised its discretion (subject to the limitation described below under *"Impact of Other Plans"*). First the Committee established an initial individual performance factor for each NEO, based on the Committee's assessment of each NEO's overall performance and achievements for the year, and relative impact and contribution to corporate performance compared to executives in similar roles. Then the Committee applied a 10 point deduction to the individual performance factor for certain EIX and SCE officers, including all of the NEOs. The Committee made this adjustment based on its determination that despite the many accomplishments of management in 2017, the foundational public safety goal was not met.

The following table shows the annual incentive awards paid to our NEOs as a percentage of salary and as a multiple of target:

NEOs[1]	**Annual Incentive Target as % of Salary**	**Corporate Performance Factor[2]**	**Individual Performance Factor (Initial)**	**Individual Performance Factor (Adjusted)**	**Annual Incentive Award as % of Salary[3][4]**	**Annual Incentive Award as Multiple of Target[3][4]**
Pedro J. Pizarro	125%	110%	100%	90%	124%	0.99x
Maria Rigatti	75%	110%	105%	95%	78%	1.05x
Adam S. Umanoff	75%	110%	105%	95%	78%	1.05x
J. Andrew Murphy	70%	110%	105%	95%	73%	1.05x
Kevin M. Payne	75%	106%	100%	90%	72%	0.95x
William M. Petmecky, III	55%	106%	100%	90%	52%	0.95x
Ronald O. Nichols	65%	106%	100%	90%	62%	0.95x
Russell C. Swartz	55%	106%	105%	95%	55%	1.01x
Stuart R. Hemphill	55%	106%	105%	95%	55%	1.01x

(1) Target and actual annual incentive awards for all EIX and SCE NEOs are shown in the Grants of Plan-Based Awards tables and the Summary Compensation Tables, respectively.

(2)   The corporate performance factor for all EIX NEOs who received an annual incentive award under the EIX Executive Incentive Compensation Plan (other than Mr. Payne) was 110%. The corporate performance factor for all SCE NEOs (including Mr. Payne) was 106%.

(3)   As discussed above, the adjusted individual performance factor for the NEOs reflects a 10 percentage point deduction from each NEO's initial individual performance factor. Each NEO's actual annual incentive award was determined by multiplying the NEO's target annual incentive by the applicable corporate performance factor and by the NEO's adjusted individual performance factor.

(4)   The amounts shown have been rounded to the nearest whole percentage point for purposes of the table.

Impact of Other Plans

The EIX Committee adopted the EIX 2017 Executive Annual Incentive Program ("162(m) Program") so that annual incentive awards under the EIX Executive Incentive Compensation Plan could be designed to qualify as deductible performance-based compensation under Section 162(m) of the Internal Revenue Code ("Code Section 162(m)"). Under the 162(m) Program, an overall maximum annual incentive award for 2017 was established for each participating officer as a specified percentage of an annual incentive award pool. The aggregate award pool for the participating officers had a maximum value equal to 1.5% of EIX's 2017 consolidated earnings from continuing operations (after interest, taxes, depreciation and amortization), subject to adjustment for the effects of any special charges to earnings (the "Section 162(m) Pool"). The following percentages of the pool were allocated to the NEOs to determine maximum annual incentive awards for 2017: Mr. Pizarro, 40%; Ms. Rigatti, 12%; Mr. Umanoff, 11%; Mr. Murphy, 8%; Mr. Payne, 11%; Mr. Litzinger, 8%; and Mr. Nichols, 7% (each, an "Individual Section 162(m) Cap"). Neither the Section 162(m) Pool nor the Individual Section 162(m) Caps served as a basis for the Committee's compensation decisions for NEOs. Instead, these caps served to establish a ceiling on annual incentive awards for purposes of tax deductions. For 2017, the total amount awarded under the 162(m) Program was less than the Section 162(m) Pool and the actual annual incentive awarded to each participating NEO was less than his or her Individual Section 162(m) Cap. The Tax Cuts and Jobs Act of 2017 eliminated the performance-based compensation exception to the $1 million deductibility limit under Code Section 162(m). As a result, the Committee did not establish a 162(m) Program for 2018. See *Tax-deductibility* below for more information about the deductibility of our executive compensation.

Long-Term Incentive Awards

All of our long-term incentives are awarded as equity instruments reflecting, or valued by reference to, EIX Common Stock. They are therefore directly linked to the value provided to EIX shareholders. The equity awards also align executives' interests with the long-term interests of customers by enhancing executives' focus on the Company's long-term goals.

Seventy-five percent (75%) of our long-term equity mix is performance-based: the non-qualified stock options that comprise 50% of each NEO's long-term incentive award value; and the performance shares that comprise 25% of the award value. We believe stock options are performance-based because NEOs will realize value only if the market value of EIX Common Stock appreciates. Long-term incentive awards are made under the EIX 2007 Performance Incentive Plan.

Long-Term Incentive Value

On February 22, 2017, the Committee approved 2017 long-term incentive award target values for the NEOs. Each target value was set as a percentage of base salary (the "Long-Term Incentive Target %"). The Committee also approved the methodology for converting those values into the number of stock options, performance shares, and restricted stock units granted to each NEO on the March 1, 2017 grant date. The grant date value of each award is listed in the *"Grants of Plan-Based Awards"* tables below.

For 2017, the Committee increased the Long-Term Incentive Target % for Messrs. Pizarro, Murphy, Payne, and Nichols to bring them closer to the market median for their respective positions.

Stock Options

Each stock option granted may be exercised to purchase one share of EIX Common Stock at an exercise price equal to the closing price of a share of EIX Common Stock on the grant date. Options vest over a four-year period, subject to continued employment, with one-fourth of each award vesting and becoming exercisable at the beginning of each year.

The number of options granted to each NEO was determined by dividing the option award value approved by the Committee for that NEO by the grant date value of an option using a Black-Scholes Merton valuation model based on the same assumptions and principles used to determine the grant date fair value of options generally for purposes of EIX's financial reporting.

Performance Shares

Performance shares reward performance over three years against pre-established metrics. Each performance share awarded is a contractual right to receive one share of EIX Common Stock or its cash equivalent if performance and continued service vesting requirements are satisfied. The actual payout can range from zero to 200% of target performance shares, and depends on actual performance against pre-established metrics. The performance share awards provide for reinvested dividend equivalents. For each dividend declared for which the ex-dividend date falls within the performance period and after the date of grant, the NEO will be credited with an additional number of target performance shares having a value equal to the dividend that would have been payable on the target performance shares subject to the award. The performance shares credited as dividend equivalents have the same vesting and other terms and conditions as the original performance shares and are forfeited if the underlying shares are not earned.

A conversion formula is used to determine the number of performance shares awarded to each NEO. For the portion of performance shares subject to the TSR metric discussed below, the award value approved by the Committee is divided by the grant date value of the TSR performance shares using a Standard Monte Carlo simulation model based on the same assumptions and principles used to determine the grant date fair value of performance-based awards generally for purposes of EIX's financial reporting. For the portion of performance shares subject to the earnings per share metric discussed below, the respective award value is converted into a specific number of earnings per share performance shares by dividing the award value by the closing price of a share of EIX Common Stock on the grant date.

Performance shares granted in or after 2015 are payable solely in cash. Under the Executive Deferred Compensation Plan, NEOs may elect to defer payment of the performance shares payable in cash.

Performance Share Awards: TSR Metric

Two metrics are used to measure performance share payouts, with each metric weighted 50%. The first performance metric is based on the percentile ranking of EIX's TSR for the three-year performance period beginning January 1 in the year of grant compared to the TSR of each company in the Philadelphia Utility Index at the end of the performance period. The following table provides the percentile ranking and corresponding payout levels:

Payout Levels	TSR Ranking	Payout
Below Threshold	<25th Percentile	0
Threshold	25th Percentile	25% of Target
Target	50th Percentile	Target
Maximum	≥75th Percentile	200% of Target

If EIX achieves a TSR ranking between the 25th percentile and the 50th percentile or between the 50th percentile and the 75th percentile, the number of shares paid will be interpolated on a straight-line basis with discrete intervals at every 5th percentile. To determine performance share payouts, TSR is calculated using the difference between (i) the average closing stock price for the stock for the 20 trading days ending with the last NYSE trading day preceding the first day of the performance period and (ii) the average closing stock price for the stock for the 20 trading days ending with the last trading day of the performance period, and assumes all dividends are reinvested on the ex-dividend date.

EIX's three-year TSR from 2015-2017 ranked in the 20th percentile of the comparison group under the methodology used to calculate TSR for performance shares. Since this performance was below the threshold for a payout, there was no payout from the TSR performance shares granted in 2015.

Performance Share Awards: EPS Metric

The second performance metric is based on EIX's three-year average annual core earnings[4] per share ("EPS"), measured against target levels. The Committee establishes the EPS target for each calendar year in February of that year.

The performance multiple for a calendar year is based on EIX's actual EPS performance for that year as a percentage of the EPS target for that year, in accordance with the following table:

Performance Level	Actual EPS as % of Target EPS	EPS Performance Multiple
Below Threshold	<80%	0
Threshold	80%	0.25x
Target	100%	1.0x
Maximum	≥120%	2.0x

If EIX's EPS for a year as a percentage of target EPS is between 80% and 100% or between 100% and 120%, the EPS performance multiple is interpolated on a straight-line basis, with discrete intervals at every 4th percentage point. The EPS performance multiples achieved for each calendar year in the three-year performance period are averaged, and the resulting average determines the performance share payout as a multiple of target.

In February 2018, the Committee certified the following EPS performance multiples for the three calendar years in the performance period for the 2015 grant:

Year	Actual EPS	Target EPS[5]	Actual EPS as % of Target EPS	EPS Performance Multiple
2015	$4.10	$3.92	105%	1.20x
2016	$3.97	$3.91	101%	1.00x
2017	$4.50	$4.14	109%	1.40x
Average of performance multiples (actual payout):				1.20x

Since the average of the EPS performance multiples for 2015, 2016, and 2017 was 1.20x, EPS performance shares granted in 2015 paid out at 120% of target.

[4] See footnote 1 on page 31 for information regarding the determination of core earnings.

[5] The Target EPS for 2016 was set below the prior year's Actual EPS due to lower projected income tax benefits.

Restricted Stock Units

Each restricted stock unit awarded is a contractual right to receive one share of EIX Common Stock after the vesting requirement of three years of continued service is satisfied. The restricted stock units for NEOs provide for reinvested dividend equivalents. For each dividend declared for which the ex-dividend date falls within the vesting period, the NEO will be credited with an additional number of restricted stock units having a value equal to the dividend that would have been payable on the number of restricted stock units subject to the award. The restricted stock units credited as dividend equivalents have the same vesting and other terms and conditions as the original restricted stock units and are forfeited if the underlying units do not vest.

The restricted stock units are paid in EIX Common Stock, except EIX converts awards to cash having a value equal to the stock that otherwise would have been delivered to satisfy tax withholding and governmental levies. The EIX Committee may elect to pay any restricted stock units in cash rather than shares of EIX Common Stock if and to the extent that payment in shares would exceed the applicable share limits of the EIX 2007 Performance Incentive Plan.

The number of restricted stock units granted to each NEO was determined by dividing the award value approved by the Committee for that NEO by the closing price of a share of EIX Common Stock on the grant date. At payout, NEOs realize an increase or decrease in value (compared to the grant date value) commensurate with the increase or decrease in value realized by shareholders from changes in the stock price and dividends over the three-year vesting period.

Acceleration of Long-Term Equity

If an NEO terminates employment after reaching age 65, or age 61 with five years of service, (i) stock options will vest and continue to become exercisable as scheduled, (ii) performance shares will be retained with vesting based on the applicable performance metrics, and (iii) restricted stock units will vest and become payable as scheduled; in each instance, as though the NEO's employment had continued through the vesting period and subject to a pro-rated reduction if the NEO retires within the year of grant. Mr. Swartz would be eligible for these accelerated vesting provisions if he retires. If an NEO dies or becomes disabled while employed, stock options and restricted stock units will immediately vest and become exercisable and payable, respectively, and performance shares will be retained, with vesting based on the applicable performance metrics.

③ How We Make Compensation Decisions

Role of Compensation Committee and Executive Officers

The Committee is responsible for reviewing and determining the compensation paid to executive-level Company officers, including the NEOs. The Committee annually reviews all components of compensation for our CEO and other NEOs, including base salary and annual and long-term incentives. The Committee also reviews significant benefits, including retirement and non-qualified deferred compensation plans.

Each February, the Committee sets the base salary and the target and maximum potential annual and long-term incentive award values for the current year for each officer. At that time, the Committee also determines annual incentive awards for the prior year and performance share payouts for the prior performance period. Base salary changes are generally effective between mid-February and early March of each year.

For the February Committee meeting, the EIX CEO provides recommendations regarding the compensation of NEOs (other than his own compensation). Other NEOs participate in developing and reviewing executive compensation recommendations, but do not participate in recommendations regarding their own compensation.

The Committee evaluates the EIX CEO's performance relative to goals and determines his compensation in executive session without the EIX CEO present. The Committee Chair reports to the Board in an independent director executive session regarding the compensation determination.

For officers who are not EIX executive officers, the Committee has authorized the EIX CEO and the EIX Senior Vice President, Human Resources to jointly approve special relocation, recruitment and retention awards within limits pre-approved by the Committee. Mid-year compensation determinations for newly hired and promoted officers that are within guidelines previously approved by the Committee do not require additional Committee approval if the individuals are not EIX executive officers.

Tally Sheets

The Committee periodically reviews tally sheets for EIX NEOs. Tally sheets provide the Committee with information about the following components of compensation, including compensation paid over the preceding three calendar years:

- Cash compensation (base pay and annual incentives);
- Long-term incentive award values (stock options, performance shares and restricted stock units); and
- Changes in pension values and non-qualified plan earnings.

The tally sheets also provide the amounts payable in the event of voluntary or involuntary separation from service, death or disability, or a change in control resulting in termination.

The Committee also reviews additional information regarding long-term incentives, including stock program statistics on share usage, analysis of current exercise values of prior option grants, and a summary of current and past performance share results.

Except as otherwise noted, the Committee's executive compensation determinations are subjective and the result of the Committee's business judgment, which is informed by the experiences of the Committee members and input from the Committee's independent compensation consultant.

Role of the Committee's Independent Compensation Consultant

The Committee retained Pay Governance to assist in evaluating officer compensation for 2017, including the compensation of NEOs; however, the Committee decides our officers' compensation. This assistance included helping the Committee identify industry trends and norms for executive compensation; reviewing and identifying appropriate peer group companies and pay surveys; and evaluating executive compensation data for these companies.

During 2017, Pay Governance provided the following services:

- Provided a presentation on executive compensation trends and competitive evaluation of total direct compensation for executives;
- Reviewed Committee agendas and supporting materials before each meeting, and raised questions/ issues with management and the Committee Chair, as appropriate;
- Reviewed drafts of the CD&A for the Proxy Statement and related compensation tables; and
- Provided recommendations on EIX CEO compensation to the Committee at its February meeting, without prior review by the EIX CEO.

In addition, a Pay Governance representative attended Committee meetings and communicated directly with the Committee as needed. Pay Governance did not perform any services for the Company in 2017 unrelated to the Committee's responsibilities for our compensation programs, and all interactions by the consultants with management were related to their work for the Committee and conducted in accordance with the directions of the Committee or its Chair.

The Committee retains sole authority to hire its compensation consultant, approve its compensation, determine the nature and scope of its services, evaluate its performance, and terminate its engagement. Pursuant to SEC rules, the Committee assessed and determined that no conflict of interest exists with respect to the engagement of Pay Governance as the Committee's compensation consultant.

Use of Competitive Data

The Committee generally targets a competitive range of +/-15% around the market median for comparable positions for each element of total direct compensation. For 2017, the Committee used peer group data and data from pay surveys by Willis Towers Watson to determine the "market median."

The Committee used the companies in the Philadelphia Utility Index as the peer group for benchmarking performance and comparing NEO compensation for 2017. The Philadelphia Utility Index has been used by the Committee as the basis for the peer group since 2005. Use of an established market index for peer group purposes is consistent with the way investors evaluate performance across companies within an industry.

2017 Peer Group Companies - Philadelphia Utility Index	
AES Corporation	Entergy
Ameren	Eversource Energy
American Electric Power	Exelon
American Water Works	FirstEnergy
CenterPoint Energy	NextEra Energy
Consolidated Edison	PG&E Corporation
Dominion Energy	Public Service Enterprise Group
DTE Energy	Southern Company
Duke Energy	Xcel Energy
El Paso Electric	

EIX is near the peer group median in revenues and market capitalization. For the four quarters ending September 30, 2017, EIX had revenues of $12.0 billion compared to the peer group median of $12.1 billion (ranking 11th out of the 20 companies in the peer group), based on reported revenues. As of December 29, 2017, EIX's market capitalization was $20.6 billion compared to the peer group median of $21.8 billion (ranking 11th out of 20).

As part of the process of setting 2017 target total direct compensation for NEOs, Pay Governance provided the Committee with benchmarking data from peer group proxy statements. In addition, the Committee received base salary, target annual incentive, and target long-term incentive grant value data from the Willis Towers Watson 2016 Energy Services and the Willis Towers Watson 2016 General Industry pay surveys. The pay survey data included compensation information from utilities, other energy companies, and companies in other industries with comparable revenues, in order to reflect the range of the Company's competitors for executive talent and provide a robust set of information to make compensation decisions. The pay survey data was presented to the Committee in aggregated form. The Committee does not consider the identities of the individual companies in the survey data to be material for its decision-making process, and the individual companies were not provided to the Committee.

The components of the market data and the relative weighting used to calculate a market median varied for each NEO position, based on the availability of sufficient comparative data for the position, and were reviewed by Pay Governance. Market median levels for 2017 were projected from available data with input from Pay Governance.

The Committee exercises its judgment in setting each executive's compensation levels within the competitive range described above, and may time to time vary from the competitive range, after taking into account the executive's experience, time in position, individual performance, internal equity, retention concerns, or other factors it considers relevant under the circumstances.

Risk Considerations

Our executive compensation policy directs that our total compensation structure should not encourage inappropriate or excessive risk-taking. The Committee takes risk into consideration when reviewing and approving executive compensation.

As specified in its charter, and with the assistance of Pay Governance and Company management, the Committee reviewed the Company's compensation programs for executives and for employees generally and has concluded these programs do not create risks reasonably likely to have a material adverse effect on the Company.

In concluding that the current executive compensation program does not encourage inappropriate or excessive risk-taking, the Committee noted the following characteristics that limit risk:

- Annual incentives are balanced with long-term incentives to lessen the risk that short-term objectives might be pursued to the detriment of long-term value creation;

- Goals for annual incentive programs are varied (not focused on just one metric), include safety and compliance goals, and are subject to Committee review and discretion as to the ultimate award payment for executives;

- Long-term incentive awards are subject to a multi-year vesting schedule;

- The ultimate value of equity grants is not solely dependent on stock price due to the use of relative TSR and EPS for performance shares;

- Stock ownership guidelines require Vice Presidents and more senior officers to own Company stock worth one to six times their base salary;

- Executives are prohibited from hedging Company securities;

- Executive officers are prohibited from pledging Company securities, as are Vice Presidents and more senior officers who report directly to the EIX or SCE CFO;

- The Company has an incentive compensation clawback policy that allows the Committee or the Board to recoup incentive compensation overpayments in the event of a restatement of Company financial statements; and

- Executive retirement and deferred compensation benefits are unfunded and thus depend in part on the continued solvency of the Company.

④ Post-Employment and Other Benefits

Post-Employment Benefits

The NEOs receive retirement benefits under qualified and non-qualified defined-benefit and defined-contribution retirement plans. The SCE Retirement Plan and the 401(k) Plan are both qualified retirement plans in which the NEOs participate on substantially the same terms as other participating employees.

Due to limitations imposed by ERISA and the Internal Revenue Code, the benefits payable to the NEOs under the SCE Retirement Plan and the 401(k) Plan are limited. The Executive Retirement Plan and the Executive Deferred Compensation Plan provide for our NEOs to receive some of the benefits that would be paid under the qualified plans but for such limitations, and certain additional benefits. The Committee believes these programs help us to attract and retain qualified executives.

For descriptions of the tax-qualified and non-qualified defined benefit pension plans and the Executive Deferred Compensation Plan, see the narrative to the *"Pension Benefits"* and *"Non-Qualified Deferred Compensation"* tables, respectively.

The Company also sponsors a disability benefit plan in which the NEOs were eligible to participate in 2017.

Severance and Change in Control Benefits

Our policy regarding severance protection for NEOs stems from its importance in retaining and recruiting executives. Executives have attractive opportunities with other companies or are recruited from well-compensated positions in other companies. We believe offering one year's worth of compensation and benefits if any officer is involuntarily severed without cause provides financial security to offset the risk of leaving another company or foregoing an opportunity with another company. Severance benefits are not offered for resignation for "good reason," except if a change in control occurs.

The current executive compensation plans offer additional benefits if a change in control of EIX occurs. We believe the occurrence, or expected occurrence, of a change-in-control transaction would create uncertainty regarding continued employment for NEOs. This uncertainty would result from the fact that many change-in-control transactions result in significant organizational changes, particularly at the senior executive level.

To encourage the NEOs to remain employed with the Company during a time when their prospects for continued employment following the change in control would be uncertain, and to permit them to remain focused on the Company's interests, NEOs are provided with enhanced severance benefits if their employment is actually or constructively terminated without cause within a defined period of time around a change in control of EIX. Constructive termination (or a resignation for "good reason") would include occurrences such as a material diminution in duties or salary, or a substantial relocation.

Given that none of the NEOs has an employment agreement that provides for fixed positions or duties, or for a fixed base salary or annual incentive award, we believe a constructive termination severance trigger is needed to prevent an acquirer from having an incentive to constructively terminate an NEO's employment to avoid paying any severance benefits. We do not provide excise tax gross-ups on change-in-control severance benefits for any of our executives. We do not believe NEOs should be entitled to receive their cash severance benefits merely because a change-in-control transaction occurs. Therefore, the payment of cash severance benefits is subject to a double-trigger where an actual or constructive termination of employment must also occur before payment.

However, if a change in control occurs where EIX is not the surviving corporation, and following the transaction, outstanding equity awards would not be continued or assumed, then NEOs and other holders of awards under our equity incentive plan would receive immediate vesting of their outstanding equity awards as described under *"Potential Payments Upon Termination or Change in Control."*

We believe it is appropriate to fully vest equity awards in change-in-control situations where EIX is not the surviving corporation and the equity awards are not assumed, whether or not employment is terminated, because such a transaction ends the NEOs' ability to realize any further value with respect to the equity awards.

For detailed information on the estimated potential payments and benefits payable to NEOs if they terminate employment, including following a change in control of the Company, see *"Potential Payments Upon Termination or Change in Control."*

Perquisites

In general, we provide no perquisites for our NEOs. If a Company-oriented security concern exists, the Company may pay for reasonable security costs. Given the nature of these concerns and costs, the Company does not consider the security services to be a perquisite. However, under SEC rules, the Company's incremental cost to provide personal security services to an NEO in such circumstances is included as All Other Compensation for the NEO for the corresponding year in the Summary Compensation Table below.

⑤ Other Compensation Policies and Guidelines

Tax-Deductibility

Federal income tax law generally prohibits a publicly-held company from deducting compensation paid to a current or former NEO that exceeds $1 million during the tax year. Certain awards granted under the EIX 2007 Performance Incentive Plan before November 2, 2017 that were based upon attaining pre-established performance measures set by the Committee, as well as amounts payable to former executives pursuant to a written binding contract that was in effect on November 2, 2017, may qualify for an exception to the $1 million deductibility limit. There can be no assurance that any compensation the Committee intended to be deductible will in fact be deductible.

Although the potential deductibility of compensation is one of the factors the Committee generally considers when designing the Company's executive compensation program, the Committee has the flexibility to take any compensation-related actions it determines are in the best interests of the Company and its shareholders, including awarding compensation that will not be deductible for tax purposes.

Stock Ownership Guidelines

To underscore the importance of linking executive and shareholder interests, the Company has stock ownership guidelines that require Vice Presidents and more senior officers to own EIX Common Stock or equivalents in an amount ranging from one to six times their annual base salary. The stock ownership guidelines for NEOs who were executive officers on December 31, 2017 are as follows:

* Mr. Pizarro – six times salary
* Ms. Rigatti and Messrs. Umanoff and Payne – three times salary
* Messrs. Murphy, Petmecky, Nichols, Swartz, and Hemphill – two times salary

The NEOs are expected to achieve their ownership targets within five years from the date they became subject to the guidelines. EIX Common Stock owned outright, shares held in the 401(k) Plan, and vested and unvested restricted stock units which do not depend on performance measures are included in determining compliance with the guidelines. Shares that NEOs may acquire through the exercise or payout of stock options and performance shares are not included in determining compliance until the options or performance shares are exercised, or paid, as the case may be, and the shares are acquired. Based on ownership as of March 1, 2018, all of the NEOs are in compliance with these guidelines.

The guidelines were amended effective February 22, 2017 to provide that an officer subject to the guidelines may not sell EIX Common Stock acquired pursuant to an EIX long-term incentive award ("Acquired Stock") if the officer does not meet his or her ownership requirement under the guidelines. An officer whose ownership satisfies the guidelines may not sell Acquired Stock to the extent the sale would cause his or her ownership to fall below the applicable guideline level. These transfer limitations do not apply to transfers to satisfy the exercise price of an EIX stock option or to satisfy tax obligations with respect to an EIX long-term incentive award. Exceptions to the guidelines may be approved on a case-by-case basis.

Hedging and Pledging Policy

Under the Company's Insider Trading Policy, hedging related to Company securities, including EIX shares, is prohibited for all directors and employees, including NEOs. In addition, directors, executive officers, and Vice Presidents and more senior officers who report directly to the EIX or SCE CFO may not pledge Company securities as collateral for loans.

Clawback Policy

The Company maintains an incentive compensation clawback policy that allows the Board or the Committee to recoup incentive compensation if the Company restates its financial statements. The policy applies to cash or equity-based incentive compensation to current and former EIX and SCE NEOs and other executive officers that is paid, granted, vested or accrued in any fiscal year within the three-year period preceding the filing of the restatement. The policy allows recoupment of the difference between the incentive compensation paid, granted, vested or accrued under the original results and the incentive compensation that would have been paid, granted, vested or accrued under the restated results. The policy can be enforced by reducing or cancelling outstanding and future incentive compensation, and by a claim for repayment.

The SEC and NYSE have been expected to provide rules requiring public companies to adopt clawback policies to recover incentive compensation overpayments from executive officers under certain conditions involving accounting restatements. If and when this guidance is received, the Committee or the Board will review the existing clawback policy and determine whether changes are needed.

Compensation Committee Report

The Committee has reviewed and discussed with management the Compensation Discussion and Analysis section of this Proxy Statement. Based upon this review and the discussions, the Committee recommended to the Board that the Compensation Discussion and Analysis section be included in the Company's 2017 Annual Report and this Proxy Statement.

Brett White (Chair)
Vanessa C.L. Chang
James T. Morris
Timothy T. O'Toole
Peter J. Taylor

Compensation Committee Interlocks and Insider Participation

Mr. O'Toole became a Committee member when he was appointed to the Board on August 1, 2017. The other Committee members whose names appear on the Compensation Committee Report above were Committee members during all of 2017. Under applicable SEC rules, there were no interlocks or insider participation on the Committee.

EXECUTIVE COMPENSATION

Summary Compensation Tables

The following tables present information regarding compensation of the EIX and SCE NEOs for service during 2017, and for 2016 and/or 2015 for individuals who were also NEOs in those years. The tables were prepared in accordance with SEC requirements. The total compensation presented below does not necessarily reflect the actual total compensation received by our NEOs. The amounts under *"Stock Awards"* and *"Option Awards"* do not represent the actual amounts paid to or realized by our NEOs for these awards during 2015-2017, but represent the aggregate grant date fair value of awards granted in those years for financial reporting purposes. Likewise, the amounts under *"Change in Pension Value and Non-Qualified Deferred Compensation Earnings"* do not reflect amounts paid to or realized by our NEOs during 2015-2017.

EIX Summary Compensation Table – Fiscal Years 2015, 2016 and 2017

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards[1] ($)	Option Awards[2] ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings[3] ($)	All Other Compensation[4] ($)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Pedro J. Pizarro EIX CEO effective 9/30/16; EIX President effective 6/1/16; SCE President through 5/31/16	2017	1,172,356	—	2,672,004	2,671,880	1,469,531	1,654,633	114,516	9,754,920
	2016	836,782	—	1,553,399	1,553,133	678,402	914,498	75,382	5,611,596
	2015	662,931	—	843,867	843,756	520,931	6,052	45,653	2,923,190
Maria Rigatti EIX EVP and CFO effective 9/30/16; SCE SVP and CFO through 9/30/16	2017	591,346	—	643,586	643,506	470,250	454,620	42,773	2,846,081
	2016	392,891	—	362,080	361,687	244,994	364,218	29,596	1,755,466
	2015	315,000	—	170,178	170,100	209,199	14,867	47,935	927,279
Adam S. Umanoff EIX EVP and General Counsel	2017	550,000	—	563,161	563,064	431,063	227,315	44,255	2,378,858
	2016	548,391	—	589,961	589,876	375,169	241,541	46,535	2,391,473
	2015	537,931	—	631,860	631,804	454,686	110,007	32,400	2,398,688
J. Andrew Murphy EIX SVP	2017	450,000	—	270,119	270,008	329,175	149,938	35,273	1,504,513
Kevin M. Payne SCE CEO effective 6/1/16; SCE SVP through 5/31/16	2017	541,346	—	536,368	536,253	393,525	718,055	44,737	2,770,284
	2016	421,171	—	323,185	322,942	243,790	470,168	23,028	1,804,284
	2015	294,097	—	122,534	122,434	163,611	105,588	18,299	826,563
Ronald L. Litzinger EEG President through 12/29/2017; also EIX EVP through 3/28/16	2017	600,000	—	630,190	630,004	—	144,184	1,748,529	3,752,907
	2016	600,000	—	630,031	630,003	267,750	804,297	50,490	2,982,571
	2015	600,000	—	630,049	630,005	483,000	932,224	61,325	3,336,603

[1] Stock awards consist of performance shares and restricted stock units granted under the 2007 Performance Incentive Plan in the year indicated. The performance share and restricted stock unit amounts shown in the EIX Summary Compensation Table reflect the aggregate grant date fair value of these awards computed in accordance with FASB ASC Topic 718. For performance shares, the value is reported as of the grant date based on the probable outcome of performance conditions, consistent with the estimate of aggregate compensation cost to be recognized over the service period determined as of the grant date under FASB ASC Topic 718, excluding the effect of estimated forfeitures. For a discussion of the assumptions and methodologies used to calculate these amounts, see the discussion contained in (i) Note 8 (Compensation and Benefit Plans) to EIX's Consolidated Financial Statements, included as part of the Company's 2017 Annual Report and (ii) similar

footnotes to EIX's Consolidated Financial Statements for prior years when the awards were granted. In accordance with the terms and conditions of the 2017 awards, 13/36 of the awards granted in 2017 to Mr. Litzinger terminated for no value in connection with his separation. The amount shown in the Summary Compensation Table is presented before taking this forfeiture into account.

The table below shows the maximum value of performance share awards included in the EIX Summary Compensation Table at the grant date assuming that the highest level of performance conditions will be achieved. For the grant date fair value of each award based on the probable outcome of the applicable performance conditions, see the "Grants of Plan-Based Awards" table below. The performance period for the 2015 performance share awards ended on December 31, 2017. EIX's TSR relative to the comparison group was below the threshold required for payout of the TSR performance shares granted in 2015; see the "Option Exercises and Stock Vested" table below for the value realized when the EPS performance shares granted in 2015 vested as of December 31, 2017. The performance periods for the 2016 and 2017 performance shares have not ended.

Name	Maximum Performance Share Potential as of Grant Date for 2017 Awards ($)	Maximum Performance Share Potential as of Grant Date for 2016 Awards ($)	Maximum Performance Share Potential as of Grant Date for 2015 Awards ($)
Pedro J. Pizarro	2,672,077	1,553,513	843,953
Maria Rigatti	643,559	362,240	170,223
Adam S. Umanoff	563,199	590,040	631,872
J. Andrew Murphy	270,187	—	—
Kevin M. Payne	536,445	323,286	122,597
Ronald L. Litzinger	630,261	630,052	630,034

[2] Option awards consist of non-qualified stock options granted under the 2007 Performance Incentive Plan in the year indicated. The option amounts shown in the EIX Summary Compensation Table reflect the aggregate grant date fair value of these awards computed in accordance with FASB ASC Topic 718. For a discussion of the assumptions and methodologies used to calculate these amounts, see the discussion of options contained in (i) Note 8 (Compensation and Benefit Plans) to EIX's Consolidated Financial Statements, included as part of the Company's 2017 Annual Report and (ii) similar footnotes to EIX's Consolidated Financial Statements for prior years when the awards were granted. In accordance with the terms and conditions of the 2017 awards, 25/48 of the awards granted in 2017 to Mr. Litzinger terminated for no value in connection with his separation. The amount shown in the Summary Compensation Table is presented before taking this forfeiture into account.

[3] The reported amounts for 2017 include: (i) 2017 interest on deferred compensation account balances considered under SEC rules to be at above-market rates for Mr. Pizarro $28,194; Ms. Rigatti $10,152; Mr. Umanoff $39,256; Mr. Murphy $2,347; Mr. Payne $32,056; and Mr. Litzinger $144,184; and (ii) the 2017 aggregate change in the actuarial present value of the accumulated benefit under the SCE Retirement Plan and the EIX Executive Retirement Plan for Mr. Pizarro $1,626,439; Ms. Rigatti $444,468; Mr. Umanoff $188,059; Mr. Murphy $147,591; Mr. Payne $685,999; and Mr. Litzinger ($48,495). Since Mr. Litzinger's pension value decreased, in accordance with SEC rules it is not included in the amount reported for him in column (h) of the EIX Summary Compensation Table.

[4] Amounts reported for 2017 represent Company contributions to the 401(k) Plan and the Executive Deferred Compensation Plan for each NEO other than Messrs. Pizarro, Payne, and Litzinger. For Mr. Pizarro, the amount reported for 2017 includes $90,592 for Company contributions to the 401(k) Plan and the Executive Deferred Compensation Plan, $10,000 in charitable matching gifts under the Director Matching Gift Program described in footnote (5) to the Director Compensation Table above, and $13,924 in security services in connection with a Company-oriented security concern. For Mr. Payne, the amount reported for 2017 includes $39,737 for Company contributions to the 401(k) Plan and the Executive Deferred Compensation Plan, and $5,000 in charitable matching gifts under the Director Matching Gift Program described in footnote (5) to the Director Compensation Table above. For Mr. Litzinger, the amount reported for 2017 includes $44,032 of Company contributions to the 401(k) Plan and the Executive Deferred Compensation Plan, $266,106 as payment for accrued and unused vacation, and $1,438,391 of cash severance benefits paid to Mr. Litzinger or accrued in connection with his separation on December 29, 2017. See "Potential Payments Upon Termination or Change in Control" below for a discussion of Mr. Litzinger's severance benefits.

SCE Summary Compensation Table – Fiscal Years 2015, 2016 and 2017

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards[1] ($)	Option Awards[2] ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings[3] ($)	All Other Compensation[4] ($)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Kevin M. Payne CEO effective 6/1/16; SVP through 5/31/16	2017	541,346	—	536,368	536,253	393,525	718,055	44,737	2,770,284
	2016	421,171	—	323,185	322,942	243,790	470,168	23,028	1,804,284
	2015	294,097	—	122,534	122,434	163,611	105,588	18,299	826,563
William M. Petmecky, III SVP and CFO effective 9/30/16; Vice President and Treasurer through 9/30/16	2017	324,808	—	170,902	170,783	173,151	316,908	16,200	1,172,752
	2016	267,797	—	122,561	122,341	110,585	216,661	15,900	855,845
Ronald O. Nichols President effective 6/1/16; SVP through 5/31/16	2017	420,673	—	233,958	233,758	263,543	143,500	41,730	1,337,162
	2016	362,759	—	175,430	175,196	184,345	119,918	41,027	1,058,675
Russell C. Swartz SVP and General Counsel	2017	376,967	—	171,140	171,051	210,518	105,401	22,275	1,057,352
	2016	362,000	—	162,993	162,906	202,485	147,204	22,485	1,060,073
	2015	362,000	—	163,013	162,903	219,508	60,518	25,517	993,459
Stuart R. Hemphill SVP	2017	358,272	—	162,456	162,306	199,759	209,149	26,785	1,118,727
	2016	345,176	—	156,179	156,061	176,816	305,442	26,840	1,166,514
	2015	336,700	—	151,574	151,518	204,166	108,367	29,146	981,471

[1] Stock awards consist of performance shares and restricted stock units granted under the 2007 Performance Incentive Plan in the year indicated. The performance share and restricted stock unit amounts shown in the SCE Summary Compensation Table reflect the aggregate grant date fair value of these awards computed in accordance with FASB ASC Topic 718. For performance shares, the value is reported as of the grant date based on the probable outcome of performance conditions, consistent with the estimate of aggregate compensation cost to be recognized over the service period determined as of the grant date under FASB ASC Topic 718, excluding the effect of estimated forfeitures. For a discussion of the assumptions and methodologies used to calculate these amounts, see the discussion contained in (i) Note 8 (Compensation and Benefit Plans) to EIX's Consolidated Financial Statements, included as part of the Company's 2017 Annual Report and (ii) similar footnotes to EIX's Consolidated Financial Statements for prior years when the awards were granted.

The table below shows the maximum value of performance share awards included in the SCE Summary Compensation Table at the grant date assuming that the highest level of performance conditions will be achieved. For the grant date fair value of each award based on the probable outcome of the applicable performance conditions, see the "Grants of Plan-Based Awards" table below. The performance period for the 2015 performance share awards ended on December 31, 2017. EIX's TSR relative to the comparison group was below the threshold required for payout of the TSR performance shares granted in 2015; see the "Option Exercises and Stock Vested" table below for the value realized when the EPS performance shares granted in 2015 vested as of December 31, 2017. The performance periods for the 2016 and 2017 performance shares have not ended.

Name	Maximum Performance Share Potential as of Grant Date for 2017 Awards ($)	Maximum Performance Share Potential as of Grant Date for 2016 Awards ($)	Maximum Performance Share Potential as of Grant Date for 2015 Awards ($)
Kevin M. Payne	536,445	323,286	122,597
William M. Petmecky, III	170,979	122,581	—
Ronald O. Nichols	234,063	175,443	—
Russell C. Swartz	171,137	163,066	163,030
Stuart R. Hemphill	162,500	156,259	151,623

(2) Option awards consist of non-qualified stock options granted under the 2007 Performance Incentive Plan in the year indicated. The option amounts shown in the SCE Summary Compensation Table reflect the aggregate grant date fair value of these awards computed in accordance with FASB ASC Topic 718. For a discussion of the assumptions and methodologies used to calculate these amounts, see the discussion of options contained in (i) Note 8 (Compensation and Benefit Plans) to EIX's Consolidated Financial Statements, included as part of the Company's 2017 Annual Report and (ii) similar footnotes to EIX's Consolidated Financial Statements for prior years when the awards were granted.

(3) The reported amounts for 2017 include: (i) 2017 interest on deferred compensation account balances considered under SEC rules to be at above-market rates for Mr. Payne $32,056; Mr. Nichols $7,285; Mr. Swartz $105,401; and Mr. Hemphill $58,494; and (ii) the 2017 aggregate change in the actuarial present value of the accumulated benefit under the SCE Retirement Plan and the EIX Executive Retirement Plan for Mr. Payne $685,999; Mr. Petmecky $316,908; Mr. Nichols $136,215; Mr. Swartz ($129,771); and Mr. Hemphill $150,655. Since Mr. Swartz's pension value decreased, in accordance with SEC rules it is not included in the amount reported for him in column (h) of the SCE Summary Compensation Table.

(4) Amounts reported for 2017 represent Company contributions to the 401(k) Plan and the Executive Deferred Compensation Plan for each NEO other than Messrs. Payne and Nichols. For Mr. Payne, the amount reported for 2017 includes $39,737 for Company contributions to the 401(k) Plan and the Executive Deferred Compensation Plan, and $5,000 in charitable matching gifts under the Director Matching Gift Program described in footnote (5) to the Director Compensation Table above. For Mr. Nichols, the amount reported for 2017 includes $21,730 for Company contributions to the 401(k) Plan and the Executive Deferred Compensation Plan, and $20,000 that was paid pursuant to the terms of his 2014 employment offer.

Grants of Plan-Based Awards

The following tables present information regarding the incentive plan awards granted to the EIX and SCE NEOs during 2017 under the EIX 2007 Performance Incentive Plan and the potential 2017 target and maximum amount of performance-based annual incentive awards payable under the 162(m) Program or the EIX Executive Incentive Compensation Plan (EICP). See the CD&A above for further information regarding award terms reported in the tables below and for discussions regarding NEO stock ownership guidelines, dividends paid on equity awards, and allocations between short-term and long-term compensation.

EIX Grants of Plan-Based Awards Table – Fiscal Year 2017

Name	Grant Date	Date of Committee Action	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards[3] ($)
			Threshold ($)	Target ($)	Maximum ($)	Threshold Number of Shares of Stock or Units (#)	Target Number of Shares of Stock or Units (#)	Maximum Number of Shares of Stock or Units (#)				
(a)	(b)		(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)	(l)
Pedro J. Pizarro												
Stock Options	3/1/2017	2/22/2017								249,942	79.38	2,671,880
TSR Performance Shares	3/1/2017	2/22/2017				1,612	6,449	12,898				668,056
EPS Performance Shares	3/1/2017	2/22/2017				2,104	8,415	16,830				667,983
Restricted Stock Units	3/1/2017	2/22/2017							16,830			1,335,965
Annual Incentive			N/A	1,484,375	2,968,750							
Maria Rigatti												
Stock Options	3/1/2017	2/22/2017								60,197	79.38	643,506
TSR Performance Shares	3/1/2017	2/22/2017				388	1,553	3,106				160,876
EPS Performance Shares	3/1/2017	2/22/2017				507	2,027	4,054				160,903
Restricted Stock Units	3/1/2017	2/22/2017							4,054			321,807
Annual Incentive			N/A	450,000	900,000							

			Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]						
Name	Grant Date	Date of Committee Action	Threshold ($)	Target ($)	Maximum ($)	Threshold Number of Shares of Stock or Units (#)	Target Number of Shares of Stock or Units (#)	Maximum Number of Shares of Stock or Units (#)	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards[3] ($)
(a)	(b)		(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)	(l)
Adam S. Umanoff												
Stock Options	3/1/2017	2/22/2017								52,672	79.38	563,064
TSR Performance Shares	3/1/2017	2/22/2017				340	1,359	2,718				140,780
EPS Performance Shares	3/1/2017	2/22/2017				444	1,774	3,548				140,820
Restricted Stock Units	3/1/2017	2/22/2017							3,547			281,561
Annual Incentive			N/A	412,500	825,000							
J. Andrew Murphy												
Stock Options	3/1/2017	2/22/2017								25,258	79.38	270,008
TSR Performance Shares	3/1/2017	2/22/2017				163	652	1,304				67,541
EPS Performance Shares	3/1/2017	2/22/2017				213	851	1,702				67,552
Restricted Stock Units	3/1/2017	2/22/2017							1,701			135,025
Annual Incentive			N/A	315,000	630,000							
Kevin M. Payne												
Stock Options	3/1/2017	2/22/2017								50,164	79.38	536,253
TSR Performance Shares	3/1/2017	2/22/2017				324	1,295	2,590				134,150
EPS Performance Shares	3/1/2017	2/22/2017				422	1,689	3,378				134,073
Restricted Stock Units	3/1/2017	2/22/2017							3,378			268,146
Annual Incentive			N/A	412,500	825,000							
Ronald L. Litzinger[4]												
Stock Options	3/1/2017	2/22/2017								58,934	79.38	630,004
TSR Performance Shares	3/1/2017	2/22/2017				380	1,521	3,042				157,561
EPS Performance Shares	3/1/2017	2/22/2017				496	1,985	3,970				157,569
Restricted Stock Units	3/1/2017	2/22/2017							3,969			315,059
Annual Incentive			N/A	420,000	840,000							

(1) Maximum amounts reported reflect 200% of the applicable annual incentive target under the EICP and are lower than the maximum annual incentive award payable under the 162(m) Program to participating NEOs; NEOs who participate in the 162(m) Program receive the applicable award under the EICP if it is less than the applicable maximum under the 162(m) Program. For information regarding the description of performance-based conditions under the 162(m) Program and the EICP, see "Annual Incentive Awards" in the CD&A above.

(2) Half of each NEO's 2017 performance share award value was granted in performance shares subject to a TSR vesting metric and the other half of the award value was granted in performance shares subject to an EPS vesting metric. The TSR and EPS components of each NEO's award are subject to different threshold and other vesting requirements. In order to reflect these differences, the table above reports the TSR and EPS components of each NEO's 2017 performance share award as separate awards. See "Long-Term Incentive Awards" in the CD&A above for information regarding the terms of the awards, the description of performance based vesting conditions, and the criteria for determining the amounts payable.

(3) The amounts shown for options, performance shares, and restricted stock units represent the grant date fair value of the awards in 2017 determined in accordance with FASB ASC Topic 718. There is no guarantee that, if and when the awards vest, they will have this value. Assumptions used in the calculation of these amounts are referenced in footnotes (1) and (2) to the EIX Summary Compensation Table.

(4) In accordance with the terms and conditions of the awards, 13/36 of the performance shares and restricted stock units and 25/48 of the options awarded in 2017 to Mr. Litzinger terminated for no value in connection with his separation. In addition, he ceased to be eligible for a 2017 annual incentive award payment under the EICP. The amounts shown in the Grants of Plan-Based Awards Table are presented before taking these terminations and change in eligibility into account.

SCE Grants of Plan-Based Awards Table – Fiscal Year 2017

Name	Grant Date	Date of Committee Action	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards[3] ($)
			Threshold ($)	Target ($)	Maximum ($)	Threshold Number of Shares of Stock or Units (#)	Target Number of Shares of Stock or Units (#)	Maximum Number of Shares of Stock or Units (#)				
(a)	(b)		(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)	(l)
Kevin M. Payne												
Stock Options	3/1/2017	2/22/2017								50,164	79.38	536,253
TSR Performance Shares	3/1/2017	2/22/2017				324	1,295	2,590				134,150
EPS Performance Shares	3/1/2017	2/22/2017				422	1,689	3,378				134,073
Restricted Stock Units	3/1/2017	2/22/2017							3,378			268,146
Annual Incentive			N/A	412,500	825,000							
William M. Petmecky, III												
Stock Options	3/1/2017	2/22/2017								15,976	79.38	170,783
TSR Performance Shares	3/1/2017	2/22/2017				103	413	826				42,783
EPS Performance Shares	3/1/2017	2/22/2017				135	538	1,076				42,706
Restricted Stock Units	3/1/2017	2/22/2017							1,076			85,413
Annual Incentive			N/A	181,500	363,000							
Ronald O. Nichols												
Stock Options	3/1/2017	2/22/2017								21,867	79.38	233,758
TSR Performance Shares	3/1/2017	2/22/2017				141	565	1,130				58,529
EPS Performance Shares	3/1/2017	2/22/2017				184	737	1,474				58,503
Restricted Stock Units	3/1/2017	2/22/2017							1,473			116,927
Annual Incentive			N/A	276,250	552,500							
Russell C. Swartz												
Stock Options	3/1/2017	2/22/2017								16,001	79.38	171,051
TSR Performance Shares	3/1/2017	2/22/2017				103	413	826				42,783
EPS Performance Shares	3/1/2017	2/22/2017				135	539	1,078				42,786
Restricted Stock Units	3/1/2017	2/22/2017							1,078			85,572
Annual Incentive			N/A	209,055	418,110							
Stuart R. Hemphill												
Stock Options	3/1/2017	2/22/2017								15,183	79.38	162,306
TSR Performance Shares	3/1/2017	2/22/2017				98	392	784				40,608
EPS Performance Shares	3/1/2017	2/22/2017				128	512	1,024				40,643
Restricted Stock Units	3/1/2017	2/22/2017							1,023			81,206
Annual Incentive			N/A	198,370	396,740							

[1] Maximum amounts reported reflect 200% of the applicable annual incentive target under the EICP and are lower than the maximum annual incentive award payable under the 162(m) Program to participating NEOs; NEOs who participate in the 162(m) Program receive the applicable award under the EICP if it is less than the applicable maximum under the 162(m) Program. For information regarding the description of performance-based conditions under the 162(m) Program and the EICP, see "Annual Incentive Awards" in the CD&A above.

[2] Half of each NEO's 2017 performance share award value was granted in performance shares subject to a TSR vesting metric and the other half of the award value was granted in performance shares subject to an EPS vesting metric. The TSR and EPS components of each NEO's award are subject to different threshold and other vesting requirements. In order to reflect these differences, the table above reports the TSR and EPS components of each NEO's 2017 performance share award as separate awards. See "Long-Term Incentive Awards" in the CD&A above for information regarding the terms of the awards, the description of performance based vesting conditions, and the criteria for determining the amounts payable.

[3] The amounts shown for options, performance shares, and restricted stock units represent the grant date fair value of the awards in 2017 determined in accordance with FASB ASC Topic 718. There is no guarantee that, if and when the awards vest, they will have this value. Assumptions used in the calculation of these amounts are referenced in footnotes (1) and (2) to the SCE Summary Compensation Table.

Outstanding Equity Awards at Fiscal Year-End

The following tables present information regarding the outstanding equity awards held by the EIX and SCE NEOs at the end of 2017. Outstanding equity awards consist of non-qualified stock options, performance shares, and restricted stock units. Column (d) "Equity Incentive Plan Awards" has been omitted in accordance with SEC rules because no such awards were outstanding at the end of 2017.

EIX Outstanding Equity Awards Table – Fiscal Year-End 2017

		Option Awards				Stock Awards			
Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable[1] (#)	Number of Securities Underlying Unexercised Options Unexercisable[1] (#)	Option Exercise Price ($)	Option Expiration Date[1]	Number of Shares or Units of Stock That Have Not Vested[2] (#)	Market Value of Shares or Units of Stock That Have Not Vested[2][3] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[4] (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[3][4] ($)
(a)		(b)	(c)	(e)	(f)	(g)	(h)	(i)	(j)
Pedro J. Pizarro	12/31/2014	49,410	16,469	65.48	1/2/2024	—	—	—	—
	3/2/2015	55,804	55,804	63.72	1/2/2025	7,215	456,248	—	—
	3/1/2016	29,197	87,588	66.88	1/2/2026	7,174	453,694	7,902	499,709
	9/30/2016	18,959	56,877	72.25	1/2/2026	4,649	293,997	5,127	324,237
	3/1/2017	—	249,942	79.38	1/4/2027	17,344	1,096,834	19,005	1,201,907
Maria Rigatti	9/30/2014	13,791	4,595	55.92	1/2/2024	—	—	—	—
	3/2/2015	11,250	11,250	63.72	1/2/2025	1,455	91,994	—	—
	3/1/2016	5,526	16,577	66.88	1/2/2026	1,358	85,905	1,497	94,692
	9/30/2016	5,574	16,720	72.25	1/2/2026	1,368	86,485	1,509	95,432
	3/1/2017	—	60,197	79.38	1/4/2027	4,178	264,205	4,578	289,508
Adam S. Umanoff	3/2/2015	41,786	41,786	63.72	1/2/2025	5,402	341,652	—	—
	3/1/2016	19,004	57,011	66.88	1/2/2026	4,669	295,276	5,143	325,239
	3/1/2017	—	52,672	79.38	1/4/2027	3,655	231,163	4,006	253,370
J. Andrew Murphy	9/30/2015	11,236	11,235	63.07	1/2/2025	1,428	90,299	—	—
	3/1/2016	7,249	21,746	66.88	1/2/2026	1,782	112,687	1,964	124,187
	3/1/2017	—	25,258	79.38	1/4/2027	1,753	110,857	1,922	121,545
Kevin M. Payne	3/1/2013	13,790	—	48.48	1/3/2023	—	—	—	—
	3/3/2014	9,870	3,289	51.90	1/2/2024	—	—	—	—
	3/31/2014	1,740	579	56.61	1/2/2024	—	—	—	—
	3/2/2015	8,098	8,097	63.72	1/2/2025	1,047	66,222	—	—
	3/1/2016	4,221	12,661	66.88	1/2/2026	1,038	65,617	1,143	72,279
	6/30/2016	5,199	15,596	77.67	1/2/2026	1,292	81,695	1,421	89,874
	3/1/2017	—	50,164	79.38	1/4/2027	3,481	220,149	3,815	241,248
Ronald L. Litzinger	3/3/2014	81,933	—	51.90	1/2/2024	—	—	—	—
	3/2/2015	81,598	—	63.72	1/2/2025	—	—	—	—
	3/1/2016	59,199	—	66.88	1/2/2026	—	—	5,493	347,351
	3/1/2017	28,240	—	79.38	1/4/2027	—	—	4,483	283,512

[1] Subject to each NEO's continued employment, each unvested stock option grant becomes vested in equal annual installments over a four-year vesting period, with the first installment vesting on January 2 in the year following the year in which the grant occurs and the following three installments vesting on the next three anniversaries of that date (if January 2 falls on a holiday or weekend, then vesting occurs either on the preceding business day or the next business day on which the New York Stock Exchange is open, depending on the terms applicable to the grant).

(2)   Subject to each NEO's continued employment, restricted stock units become vested and payable on January 2 at the end of a three-year vesting period beginning with the year in which the grant occurs (if January 2 falls on a holiday or weekend, then vesting occurs on the preceding business day on which the New York Stock Exchange is open).

(3)   The values shown in columns (h) and (j) of the table are determined by multiplying the number of shares or units reported in column (g) or (i), respectively, by the closing price of EIX Common Stock on December 30, 2017.

(4)   Subject to each NEO's continued employment, approximately half of each NEO's 2016 and 2017 performance share grants become earned and vested based on EIX's comparative TSR during the relevant three-year performance period ("TSR Performance Shares") and the remainder become earned and vested based on EIX's average annual core earnings per share measured against target levels for the three calendar years in the relevant performance period ("EPS Performance Shares"). The number of performance shares included for each NEO in column (i) of the table above is the aggregate number of shares that may become earned if EIX's TSR for the applicable performance period is at the 25th percentile of the comparison group of companies and EIX's earnings per share are equal to or greater than 120% of the target level each year in the performance period. These are the threshold (i.e., 25% of target) number of TSR Performance Shares and maximum (i.e., 200% of target) number of EPS Performance Shares that may become payable (including shares added by reinvestment of dividend equivalents) for the 2016 and 2017 grants.

SCE Outstanding Equity Awards Table – Fiscal Year-End 2017

		Option Awards				Stock Awards			
Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable[1] (#)	Number of Securities Underlying Unexercised Options Unexercisable[1] (#)	Option Exercise Price ($)	Option Expiration Date[1]	Number of Shares or Units of Stock That Have Not Vested[2] (#)	Market Value of Shares or Units of Stock That Have Not Vested[2][3] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[4] (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[3][4] ($)
(a)		(b)	(c)	(e)	(f)	(g)	(h)	(i)	(j)
Kevin M. Payne	3/1/2013	13,790	—	48.48	1/3/2023	—	—	—	—
	3/3/2014	9,870	3,289	51.90	1/2/2024	—	—	—	—
	3/31/2014	1,740	579	56.61	1/2/2024	—	—	—	—
	3/2/2015	8,098	8,097	63.72	1/2/2025	1,047	66,222	—	—
	3/1/2016	4,221	12,661	66.88	1/2/2026	1,038	65,617	1,143	72,279
	6/30/2016	5,199	15,596	77.67	1/2/2026	1,292	81,695	1,421	89,874
	3/1/2017	—	50,164	79.38	1/4/2027	3,481	220,149	3,815	241,248
William M. Petmecky, III	9/30/2014	2,205	2,203	55.92	1/2/2024	—	—	—	—
	3/2/2015	2,698	5,395	63.72	1/2/2025	698	44,171	—	—
	3/1/2016	3,126	9,376	66.88	1/2/2026	769	48,610	847	53,548
	9/30/2016	743	2,226	72.25	1/2/2026	183	11,558	201	12,740
	3/1/2017	—	15,976	79.38	1/4/2027	1,109	70,124	1,215	76,853
Ronald O. Nichols	6/30/2014	8,787	2,929	58.11	1/2/2024	—	—	—	—
	3/2/2015	6,998	6,996	63.72	1/2/2025	905	57,264	—	—
	3/1/2016	3,246	9,738	66.88	1/2/2026	798	50,485	879	55,607
	6/30/2016	2,017	6,048	77.67	1/2/2026	502	31,726	552	34,899
	3/1/2017	—	21,867	79.38	1/4/2027	1,518	95,997	1,665	105,268

Name	Grant Date	Option Awards				Stock Awards			
		Number of Securities Underlying Unexercised Options Exercisable[1] (#)	Number of Securities Underlying Unexercised Options Unexercisable[1] (#)	Option Exercise Price ($)	Option Expiration Date[1]	Number of Shares or Units of Stock That Have Not Vested[2] (#)	Market Value of Shares or Units of Stock That Have Not Vested[2][3] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[4] (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[3][4] ($)
(a)		(b)	(c)	(e)	(f)	(g)	(h)	(i)	(j)
Russell C. Swartz	3/3/2009	28,624	—	24.84	1/2/2019	—	—	—	—
	3/3/2010	20,590	—	33.30	1/2/2020	—	—	—	—
	3/3/2011	27,785	—	37.96	1/4/2021	—	—	—	—
	3/5/2012	31,745	—	43.10	1/3/2022	—	—	—	—
	3/1/2013	30,392	—	48.48	1/3/2023	—	—	—	—
	3/3/2014	17,112	5,704	51.90	1/2/2024	—	—	—	—
	3/2/2015	10,774	10,774	63.72	1/2/2025	—	—	—	—
	3/1/2016	5,249	15,744	66.88	1/2/2026	—	—	1,421	89,838
	3/1/2017	—	16,001	79.38	1/4/2027	—	—	1,217	76,984
Stuart R. Hemphill	3/3/2014	—	5,303	51.90	1/2/2024	—	—	—	—
	3/2/2015	—	10,020	63.72	1/2/2025	1,296	81,933	—	—
	3/1/2016	—	15,083	66.88	1/2/2026	1,236	78,138	1,362	86,139
	3/1/2017	—	15,183	79.38	1/4/2027	1,054	66,670	1,156	73,122

[1] Subject to each NEO's continued employment, each unvested stock option grant becomes vested in equal annual installments over a four-year vesting period, with the first installment vesting on January 2 in the year following the year in which the grant occurs and the following three installments vesting on the next three anniversaries of that date (if January 2 falls on a holiday or weekend, then vesting occurs either on the preceding business day or the next business day on which the New York Stock Exchange is open, depending on the terms applicable to the grant).

[2] Subject to each NEO's continued employment, restricted stock units become vested and payable on January 2 at the end of a three-year vesting period beginning with the year in which the grant occurs (if January 2 falls on a holiday or weekend, then vesting occurs on the preceding business day on which the New York Stock Exchange is open).

[3] The values shown in columns (h) and (j) of the table are determined by multiplying the number of shares or units reported in column (g) or (i), respectively, by the closing price of EIX Common Stock on December 30, 2017.

[4] Subject to each NEO's continued employment, approximately half of each NEO's 2016 and 2017 performance share grants become earned and vested based on EIX's comparative TSR during the relevant three-year performance period ("TSR Performance Shares") and the remainder become earned and vested based on EIX's average annual core earnings per share measured against target levels for the three calendar years in the relevant performance period ("EPS Performance Shares"). The number of performance shares included for each NEO in column (i) of the table above is the aggregate number of shares that may become earned if EIX's TSR for the applicable performance period is at the 25th percentile of the comparison group of companies and EIX's earnings per share are equal to or greater than 120% of the target level each year in the performance period. These are the threshold (i.e., 25% of target) number of TSR Performance Shares and maximum (i.e., 200% of target) number of EPS Performance Shares that may become payable (including shares added by reinvestment of dividend equivalents) for the 2016 and 2017 grants.

Option Exercises and Stock Vested

The following tables present information regarding the exercise of stock options by the EIX and SCE NEOs and vesting of stock awards during 2017. The stock awards listed in the following tables represent the value realized on the vesting of restricted stock units during 2017, and the value realized on the vesting of 2015 performance share awards payable for the 2015-2017 performance period. The value realized on the vesting of the 2015 performance share awards reflects a payout of approximately 60% of the target number of shares. This below-target payout was due to EIX's TSR ranking in the 20th percentile of its comparison group for the performance period, resulting in zero payout of TSR Performance Shares granted in 2015. EIX's EPS exceeded its target for each year in the performance period by approximately 5%, 1%, and 9%, respectively, resulting in a payout of 120% of the target number of EPS Performance Shares granted in 2015.

EIX Option Exercises and Stock Vested Table – Fiscal Year 2017

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise[1] (#)	Value Realized on Exercise[1][2] ($)	Number of Shares Acquired on Vesting[3] (#)	Value Realized on Vesting[3][4] ($)
(a)	(b)	(c)	(d)	(e)
Pedro J. Pizarro	—	—	9,054	612,756
Maria Rigatti	—	—	2,222	152,023
Adam S. Umanoff	—	—	3,241	204,991
J. Andrew Murphy	—	—	857	54,179
Kevin M. Payne	—	—	1,799	123,707
Ronald L. Litzinger	501,503	20,418,142	22,192	1,455,426

[1] All of the stock options exercised by Mr. Litzinger were exercised pursuant to his Rule 10b5-1 trading plan.

[2] The value realized on exercise of stock options equals the difference between (i) the market price of EIX Common Stock on the exercise date and (ii) the exercise price of those options, multiplied by the number of shares as to which the options were exercised.

[3] For Mr. Litzinger, the amounts reported in columns (d) and (e) above include restricted stock units awarded in 2015, 2016, and 2017 (a total of 12,849 units with a December 31, 2017 value of $812,548) that vested in connection with his separation from the Company on December 29, 2017. See "Potential Payments Upon Termination or Change in Control" below for a discussion of Mr. Litzinger's severance benefits.

[4] With the exception of the restricted stock units discussed in footnote (3) above (which are valued in accordance with footnote (3)), the value for stock awards equals the market price of EIX Common Stock on the vesting date (January 3, 2017 for restricted stock units granted in 2014 and December 31, 2017 for performance shares granted in 2015) multiplied by the number of shares or units, as applicable, that vested.

SCE Option Exercises and Stock Vested Table – Fiscal Year 2017

	Option Awards		Stock Awards	
Name	**Number of Shares Acquired on Exercise (#)**	**Value Realized on Exercise[1] ($)**	**Number of Shares Acquired on Vesting[2] (#)**	**Value Realized on Vesting[2][3] ($)**
(a)	**(b)**	**(c)**	**(d)**	**(e)**
Kevin M. Payne	—	—	1,799	123,707
William M. Petmecky, III	—	—	1,067	72,952
Ronald O. Nichols	—	—	1,472	100,998
Russell C. Swartz	9,965	323,075	1,948	123,177
Stuart R. Hemphill	38,035	861,097	2,361	162,785

[1] The value realized on exercise of stock options equals the difference between (i) the market price of EIX Common Stock on the exercise date and (ii) the exercise price of those options, multiplied by the number of shares as to which the options were exercised.

[2] For Mr. Swartz, the amounts reported in columns (d) and (e) above include 1,111 restricted stock units awarded in 2017 with a December 31, 2017 value (including dividend equivalents) of $70,255 that are considered vested for this purpose because the units would have been payable in accordance with the retirement provisions of the award had he elected to retire on December 31, 2017. In accordance with applicable SEC rules, the units discussed in this footnote are also reported as 2017 registrant contributions in the SCE Non-Qualified Deferred Compensation Table below because, while the units vested or are considered to have vested for certain purposes, they were not yet payable on December 31, 2017.

[3] With the exception of the restricted stock units discussed in footnote (2) above (which are valued in accordance with footnote (2)), the value for stock awards equals the market price of EIX Common Stock on the vesting date (January 3, 2017 for restricted stock units granted in 2014 and December 31, 2017 for performance shares granted in 2015) multiplied by the number of shares or units, as applicable, that vested.

Pension Benefits

The following tables present information regarding the present value of accumulated benefits that may become payable to, and payments made to, the EIX and SCE NEOs under the Company's qualified and non-qualified defined-benefit pension plans.

EIX Pension Benefits Table

Name	Plan Name	Number of Years Credited Service[1] (#)	Present Value of Accumulated Benefit[2] ($)	Payments During Last Fiscal Year ($)
(a)	**(b)**	**(c)**	**(d)**	**(e)**
Pedro J. Pizarro	SCE Retirement Plan	19	479,394	—
	Executive Retirement Plan		4,593,956	—
Maria Rigatti	SCE Retirement Plan	19	692,909	—
	Executive Retirement Plan		1,292,718	—
Adam S. Umanoff	SCE Retirement Plan	3	55,989	—
	Executive Retirement Plan		466,775	—
J. Andrew Murphy	SCE Retirement Plan	2	46,659	—
	Executive Retirement Plan		244,043	—
Kevin M. Payne	SCE Retirement Plan	31	864,094	—
	Executive Retirement Plan		2,640,612	—
Ronald L. Litzinger	SCE Retirement Plan	32	1,279,042	—
	Executive Retirement Plan		8,086,397	—

[1] The years of credited service are presented as of December 31, 2017 and reflect all years of credited service with EIX and its affiliates.

(2)   The amounts reported in column (d) for "Present Value of Accumulated Benefit" ("PVAB") are actual retirement benefits for those who retired during 2017 or actuarial estimates of the present value of each NEO's accumulated benefits under the SCE Retirement Plan and the Executive Retirement Plan, using the same measurement date (December 31, 2017) and material assumptions used for year-end 2017 financial reporting purposes, except that it is assumed for purposes of the amounts reported in column (d) that each NEO retires at the later of December 31, 2017, 5 years of service, or age 61, the youngest age at which an unreduced retirement benefit is available from the SCE Retirement Plan and the Executive Retirement Plan. The following assumptions were used to calculate the PVAB: (i) discount rate of 3.46% for the SCE Retirement Plan and 3.67% for the Executive Retirement Plan; (ii) the RP-2014 White Collar Mortality Table projected with the MP-2017 projection table; (iii) 80% of benefits under the SCE Retirement Plan are paid in the form of a lump sum and 20% are paid in the form of a single life annuity, while 100% of benefits under the Executive Retirement Plan are paid in the form of a lump sum; and (iv) lump sum amounts are determined using an interest rate of 5.25%.

SCE Pension Benefits Table

Name	Plan Name	Number of Years Credited Service[1] (#)	Present Value of Accumulated Benefit[2] ($)	Payments During Last Fiscal Year ($)
(a)	(b)	(c)	(d)	(e)
Kevin M. Payne	SCE Retirement Plan	31	864,094	—
	Executive Retirement Plan		2,640,612	—
William M. Petmecky, III	SCE Retirement Plan	23	491,060	—
	Executive Retirement Plan		722,446	—
Ronald O. Nichols	SCE Retirement Plan	4	85,005	—
	Executive Retirement Plan		307,451	—
Russell C. Swartz	SCE Retirement Plan	25	935,301	—
	Executive Retirement Plan		2,561,889	—
Stuart R. Hemphill	SCE Retirement Plan	32	893,176	—
	Executive Retirement Plan		2,541,662	—

(1)   The years of credited service are presented as of December 31, 2017 and reflect all years of credited service with EIX and its affiliates.

(2)   See footnote (2) under "EIX Pension Benefits Table" above for information regarding the PVAB calculation.

SCE Retirement Plan

The SCE Retirement Plan is a non-contributory defined-benefit pension plan subject to ERISA. The Retirement Plan was a traditional final average pay plan with a Social Security offset until April 1, 1999, when for most participants a transition to cash balance features was adopted. Employees hired on or after December 31, 2017 are not eligible to participate in the plan.

Form of Payment

Eligible participants may elect a lump sum, life annuity, joint and survivor annuity (if married), or a contingent annuity. For married participants, payment in a joint and 50% survivor annuity is the automatic form of benefit, absent an alternative election. The Company pays the cost of the spousal survivor annuity benefit. For single participants, the single life annuity option is the automatic payment method. Participants can choose to start receiving benefit payments after separation from service or can effectively defer commencement of payments until age 70-1/2.

Cash Balance Benefits

Eligible employees have cash balance accounts that earn interest monthly based on the third segment rate of a corporate bond yield curve specified by the Internal Revenue Service for the month of August preceding the plan year.

Eligible employees of participating companies also earn a monthly pay credit ranging from 3% to 9% of base pay, depending on the number of age plus service "points" the participant has earned. The pay credits are received for each month the participant has an hour of service with the participating company. An additional credit of $150 per month is applied each month to the cash balance account of each participant who is eligible to receive a pay credit for that month.

Grandfathered Benefits

Eligible participants (at least age 50 or with 60 combined age and service points as of March 31, 1999) are considered "grandfathered" and accrue benefits under prior plan formulas.

Upon separation, the grandfathered participant will be eligible to receive the greater of the benefit calculated under the prior plan formulas (offset by any profit sharing account balance in the 401(k) Plan) or the value of the new cash balance account.

An actuarial reduction of the normal age 65 benefit applies if a grandfathered participant either terminates prior to age 55 and commences benefits prior to age 65, or retires and commences benefits after attaining age 55 but prior to age 61. The pension benefit commencing at age 55 for an employee terminating prior to age 55 with at least five years of service is 53.6% of the normal age 65 benefit, while the pension benefit commencing at age 55 for an employee retiring at age 55 with at least five years of service is 77% of the normal age 65 benefit. Lesser early retirement reductions are applied for benefit commencement after age 55 but prior to age 61.

An unreduced early retirement benefit is available at age 61 and above. No NEO is eligible for grandfathered benefits under the SCE Retirement Plan.

Vesting

Full vesting occurs after three years of service, upon attainment of age 65, or upon death while employed.

Executive Retirement Plan

The Executive Retirement Plan is an unfunded benefit plan permitted by ERISA designed to allow NEOs and other employees to receive benefits that would be paid under the SCE Retirement Plan or 401(k) Plan but for limitations under ERISA and the Internal Revenue Code, and certain additional benefits. As part of the 2008 Internal Revenue Code Section 409A amendments, the Executive Retirement Plan was separated into two plan documents. The grandfathered plan document applies to benefits accrued, determined and vested prior to January 1, 2005, while the 2008 plan document applies to benefits accrued, determined or vested on or after January 1, 2005.

Eligibility and Vesting

Company executives, including the NEOs, are eligible to participate in the Executive Retirement Plan. Benefits vest after five years of service, upon death or disability, or upon becoming eligible for severance benefits under the Severance Plan.

Final Average Pay Benefit Formula Prior to 2018

Executives who participated in the Executive Retirement Plan prior to January 1, 2018 accrued an age 65 benefit calculated using the following final average pay formula:

(1.75% x Total Compensation for each year up to 30 years) + (1% x Total Compensation for each year over 30 years).

Total Compensation is the NEO's base salary and annual incentive award earned in the 36 consecutive months when the total of these payments was the highest (the 36 months need not be consecutive for those grandfathered in the provisions effective prior to 2008).

Because they were senior executives prior to January 1, 2006, Messrs. Pizarro and Litzinger accrued an additional service percentage of 0.75% per year for their first ten years of service.

The actual benefit payable is reduced and offset by (i) all amounts payable under the SCE Retirement Plan described above, (ii) up to 40% of the executive's primary Social Security benefits and (iii) the value of 401(k) Plan accounts derived from the Company's profit sharing contributions, if any.

Executive Retirement Account Formula for New Executives

The Committee changed the Executive Retirement Plan benefit effective January 1, 2018 in order to simplify the plan for new executives and decrease the portion of executives' compensation and benefits packages not tied directly to performance. An individual who first participates in the plan on or after January 1, 2018 will not receive a final average pay benefit. Instead, the individual's Executive Retirement Plan benefit will be based on the total credits in his or her Executive Retirement Account ("ERA"). Executives first participating in the Executive Retirement Plan on or after January 1, 2018 receive the following ERA credits: (i) ERA Salary Credits equal to 12% of the differential between the executive's actual salary for a year and the executive's earnings taken into account for purposes of determining deferrals under the 401(k) Plan for that year (unless the executive was employed as a non-executive by the Company prior to 2018 and is receiving cash balance credits under the SCE Retirement Plan, in which case the ERA Salary Credits are calculated in the same manner as described in *Benefit Formula for Continuing Executives* below); (ii) 12% of the executive's annual incentive paid under the Executive Incentive Compensation Plan, beginning with the annual incentive for 2018 ("ERA Bonus Credits"); and (iii) interest on the ERA balance based on the average monthly Moody's Corporate Bond Yield for Baa Public Utility Bonds over a sixty-month period preceding September 1 of the prior year ("ERA Interest Credits"). EIX may change the interest rate for ERA Interest Credits on a prospective basis for all plan participants.

Benefit Formula for Continuing Executives

Individuals who participated in the Executive Retirement Plan prior to 2018 and were executives on January 1, 2018 will receive a benefit that is the lesser of: (i) the lump sum value of the final average pay benefit determined as described above in *Final Average Pay Benefit Formula Prior to 2018* (determined taking into account service before and after January 1, 2018); or (ii) the sum of (x) the lump sum value of the final average pay benefit determined as described above in *Final Average Pay Benefit Formula Prior to 2018* but substituting 1% for 1.75% and 0.5% for 1% in the final average pay benefit formula as to years of service accrued after 2017 and (y) the total credits in the participant's Executive Retirement Account. Executives who participated in the Executive Retirement Plan prior to 2018 receive the following ERA credits beginning in 2018: (i) ERA Salary Credits equal to 12% of the differential between the executive's actual salary for a year and the compensation limit for that calendar year set by the Secretary of the Treasury for purposes of Section 401(a)(17) of the Internal Revenue Code; (ii) ERA Bonus Credits, beginning with the annual incentive for 2018 (that will be payable in 2019); and (iii) ERA Interest Credits. The aggregate benefit under the Executive Retirement Plan (i.e., totaling the final average pay benefit, if applicable, and the ERA benefit) is expected to be reduced for most executives and will be unchanged for the rest.

Severance Benefit

If an NEO becomes entitled to severance benefits under the EIX 2008 Executive Severance Plan (the "Severance Plan"), or any successor plan, the NEO will receive additional service and age credits for purposes of the final average pay benefit and/or additional ERA credits, as applicable, to calculate the NEO's benefit under the Executive Retirement Plan as described under *"Potential Payments Upon Termination or Change in Control"* below. These severance benefit protections are provided to attract and retain qualified executives.

Payment

Benefits that become payable under the grandfathered plan document are generally payable as follows. Upon a vested participant's retirement at or after age 55 or death, the normal form of benefit is a life annuity, paid monthly, with a 50% spousal survivor benefit following the death of the participant (if the surviving spouse is more than five years younger than the participant, the spousal benefit will be reduced to an amount less than 50% of the pre-death benefit to account for the longer projected payout period). The Company pays the cost of this spousal survivor benefit. A contingent annuity benefit for a survivor other than a spouse is also available, but without company subsidy.

Participants may elect to receive an alternative form of benefit, such as a lump-sum payment or monthly payments over 60 or 120 months. If the participant's employment terminates for any reason other than death, retirement, permanent and total disability, or involuntary termination not for cause, vested benefits will be paid after the participant attains age 55 in an annuity only. If a participant's employment is terminated for cause, all benefits will be forfeited.

Benefits that become payable under the 2008 plan document are generally payable as follows. Participants have sub-accounts for each annual accrual for which the following forms of payment may be elected: single lump-sum; two to fifteen annual installments; monthly installments for 60, 120, or 180 months; a life annuity with a 50% spousal survivor benefit following the participant's death; or a contingent annuity. Participants may elect to have their designated form of payment triggered by their retirement, death, disability or other separation from service; however, payment will not occur before a participant reaches age 55 other than in the case of death or disability.

Payments triggered by retirement, death, disability or other separation from service may begin upon the applicable triggering event, the later of the applicable triggering event and a specific month and year, or a specified number of months and/or years, following the applicable triggering event; however, payments generally may not begin later than the participant's 75th birthday unless the participant is still employed. Payments may be delayed or accelerated under the 2008 plan document if permitted or required under Section 409A of the Internal Revenue Code; if payments are delayed after the later of the applicable triggering event or age 55, interest is credited at a rate equal to that credited to cash balance accounts under the SCE Retirement Plan described above or, as to any valuation date after 2017, at a rate based on the average monthly Moody's Corporate Bond Yield for Baa Public Utility Bonds over a sixty-month period preceding September 1 of the prior year. EIX established this interest rate for all plan participants, and may change the interest rate on a prospective basis.

The annuity options available under the 2008 plan document have the same features as the annuity options available under the grandfathered plan document. Account balances payable in installments under the 2008 plan document earn interest at a rate of interest determined in the same manner as described in the preceding paragraph for delayed payments.

The final average pay benefit formula includes benefit reductions for termination prior to age 55, or early retirement after attaining age 55 but prior to age 61, similar to the formula for the SCE Retirement Plan discussed above. If an NEO terminates prior to age 55 but with a total of 68 years of age and service, the final average pay benefit formula includes a special early retirement benefit reduction based on the SCE Retirement Plan formula for early retirement. An unreduced early retirement benefit is available at age 61 and above. As of December 31, 2017, Messrs. Pizarro, Petmecky, and Hemphill and Ms. Rigatti were eligible for special early retirement benefits.

Non-Qualified Deferred Compensation

The following tables present information regarding the contributions to and earnings on the EIX and SCE NEOs' deferred compensation balances during 2017, and the total deferred amounts for the NEOs at the end of 2017. All deferrals are under the Executive Deferred Compensation Plan (EDCP), except for (1) restricted stock units (RSUs) that vested or are considered to have been vested for certain purposes at the end of 2017 as a result of the retirement vesting provisions applicable to the RSUs, and (2) deferrals by Mr. Litzinger under the Affiliate Option Deferred Compensation Plan (AODCP).

EIX Non-Qualified Deferred Compensation Table – Fiscal Year 2017

Name[1]		Executive Contributions in Last Fiscal Year[2] ($)	Registrant Contributions in Last Fiscal Year[2] ($)	Aggregate Earnings in Last Fiscal Year[3] ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year End ($)
(a)		(b)	(c)	(d)	(e)	(f)
Pedro J. Pizarro	EDCP	628,177	74,392	52,636	—	1,263,018
Maria Rigatti	EDCP	198,805	26,573	18,953	4,766	484,801
Adam S. Umanoff	EDCP	633,371	28,055	73,288	—	1,786,209
J. Andrew Murphy	EDCP	35,563	19,073	4,381	—	114,836
Kevin M. Payne	EDCP	35,187	23,537	59,845	—	1,305,650
Ronald L. Litzinger[4]	EDCP	530,885	27,832	256,766	—	5,574,097
	AODCP	—	—	20,794	—	626,781

[1] The balances shown represent compensation already reportable in the Summary Compensation Tables in this and prior Proxy Statements, except for the portion of interest not considered above-market under SEC rules. Although the contributions to the EDCP and AODCP reflect compensation that was earned, the officers chose not to have the compensation paid, but instead deferred it, essentially lending to the Company as unsecured general creditors, in return for interest paid at a rate commensurate with or less than EIX's cost of capital.

[2] The amounts reported as executive and registrant contributions in 2017 also are included as compensation in the appropriate columns of the EIX Summary Compensation Table above.

[3] Only the portion of earnings on deferred compensation that is considered to be at above-market rates under SEC rules is included as compensation in column (h) of the EIX Summary Compensation Table above.

[4] Mr. Litzinger is a participant in both the EDCP and the AODCP, which is a predecessor plan under which the proceeds from the exchange of EME options for cash awards in 2000 could be deferred. Accounts under this plan are credited with interest at a rate based on 120% of the 120-month average of the 10-year Treasury Note yield as of October 15 of the prior year. Payment terms are substantially the same as those under the EDCP grandfathered plan document described below.

SCE Non-Qualified Deferred Compensation Table – Fiscal Year 2017

Name[1]		Executive Contributions in Last Fiscal Year[2] ($)	Registrant Contributions in Last Fiscal Year[2] ($)	Aggregate Earnings in Last Fiscal Year[3] ($)	Aggregate Withdrawals/ Distributions[4] ($)	Aggregate Balance at Last Fiscal Year End ($)
(a)		(b)	(c)	(d)	(e)	(f)
Kevin M. Payne	EDCP	35,187	23,537	59,845	—	1,305,650
William M. Petmecky, III	EDCP	—	—	—	—	—
Ronald O. Nichols	EDCP	107,987	5,530	13,600	—	306,540
Russell C. Swartz	EDCP	156,039	6,075	196,775	—	4,230,676
	RSUs	—	70,255	-17,754	122,142	240,288
Stuart R. Hemphill	EDCP	401,172	13,897	109,203	—	2,450,411

[1] The balances shown represent compensation already reportable in the Summary Compensation Tables in this and prior Proxy Statements, except for the portion of interest not considered above-market under SEC rules. Although the contributions to the EDCP reflect compensation that was earned, the officers chose not to have the compensation paid, but instead deferred it, essentially lending to the Company as unsecured general creditors, in return for interest paid at a rate commensurate with or less than EIX's cost of capital.

[2] The amounts reported as executive and registrant contributions in 2017 also are included as compensation in the appropriate columns of the SCE Summary Compensation Table above, except that the restricted stock units awarded in 2017 to Mr. Swartz are reported as of their grant date fair value in the Stock Awards column of the SCE Summary Compensation Table above, while in this SCE Non-Qualified Deferred Compensation Table they are reported as registrant contributions based on the closing price of EIX Common Stock on December 31, 2017 and include dividend equivalents accrued as of December 31, 2017. The restricted stock units awarded to Mr. Swartz in 2017 (and the dividend equivalents thereon) are considered to have become vested for certain purposes during 2017 as a result of the retirement vesting provisions applicable to these awards. In accordance with applicable SEC rules, these units are reflected in this table because, while the units are considered to have been vested for certain purposes at the end of 2017, they had not yet become payable.

[3] Only the portion of earnings on deferred compensation that is considered to be at above-market rates under SEC rules is included as compensation in column (h) of the SCE Summary Compensation Table above.

[4] For Mr. Swartz, the amount reported as aggregate withdrawals/distributions reflects 2017 payments in EIX Common Stock for restricted stock units awarded in 2014 that are considered to have become vested for certain purposes but not payable prior to 2017 as a result of the retirement vesting provisions applicable to the award; the amount reported is based on the closing price of EIX Common Stock on January 3, 2017.

Executive Deferred Compensation Plan

As part of the 2008 Internal Revenue Code Section 409A amendments, the Executive Deferred Compensation Plan was separated into two plan documents. The grandfathered plan document applies to deferrals earned, determined and vested prior to January 1, 2005, while the 2008 plan document applies to deferrals earned, determined or vested on or after January 1, 2005.

Contributions

Each NEO may elect to defer up to 75% of base salary. Each NEO may also elect to defer up to 100% (less the tax withholding due in connection with the deferral) of: any annual incentive award earned; certain special retention, recognition, or other special cash awards; the cash portion of performance share payouts; and certain other qualifying equity awards (other than stock options). For 2017, the Company made a matching contribution of up to 3% of each NEO's annual incentive award, 6% of the portion of each NEO's base salary that was deferred and up to 6% of the portion, if any, of non-deferred salary that exceeded 401(k) Plan Internal Revenue Code limits. NEOs vest in their matching contributions and earnings thereon after five years of service, upon death or disability, or a separation from service where the NEO becomes entitled to severance benefits under the Severance Plan.

The Committee changed the Executive Deferred Compensation Plan effective January 1, 2018 to eliminate matching contributions, in order to simplify the plan and decrease the portion of executives' compensation and benefits packages not tied directly to performance. The last matching contributions were for 2017 annual incentive awards paid in 2018.

Interest

Amounts deferred (including earnings and matching contributions) accrue interest until paid. The interest crediting rate on each NEO's account balance is the average monthly Moody's Corporate Bond Yield for Baa Public Utility Bonds over a sixty-month period ending September 1. EIX established this interest rate for all plan participants, and has discretion to change the interest rate on a prospective basis.

Payment of Grandfathered Benefits

Benefits under the grandfathered plan document may be deferred until a specified date, retirement, death or termination of employment. At the participant's election, compensation deferred until retirement or death may be paid as a lump sum, in monthly installments over 60, 120, or 180 months, or in a combination of a partial lump sum and installments. Deferred compensation is paid as a single lump sum or in three

annual installments upon any other termination of employment. However, if a participant's employment is terminated without cause, the participant may elect to receive payment at such time or a later date when the participant turns age 55, and the same payment options available for retirement will generally be applicable.

Each NEO was permitted to elect at the time of deferral to receive payment of such deferral on a fixed date in accordance with procedures established under the grandfathered plan document, and deferred amounts may also be paid in connection with a change in control of EIX or SCE in certain circumstances.

Certain amounts deferred under the grandfathered plan document may be withdrawn at any time upon the election of an NEO; however, any amounts withdrawn are subject to a 10% early withdrawal penalty. Emergency hardship withdrawals without penalty also may be permitted at EIX's discretion.

Payment of 2008 Plan Benefits

Benefits under the 2008 plan document may be deferred until a specified date no later than the date the participant turns age 75, retirement, death, disability or other separation from service. Participants have sub-accounts for each annual deferral for which the following forms of payment may be elected: single lump-sum; two to fifteen annual installments; or monthly installments for 60, 120 or 180 months.

Payments triggered by retirement, death, disability or other separation from service may begin upon the applicable triggering event or a specified number of months and/or years following the applicable triggering event; however, payments may not begin later than the participant's 75th birthday unless the participant is still employed. Payments are subject to certain administrative earliest payment date rules, and may be delayed or accelerated under the 2008 plan document if permitted or required under Section 409A of the Internal Revenue Code.

Potential Payments Upon Termination or Change in Control

The following plans provide benefits that may become payable to NEOs, depending on the circumstances surrounding their termination of employment with the Company. When listing the potential payments to the NEOs under the plans described below, it is assumed that the applicable triggering event (retirement or other termination of employment) occurred on December 31, 2017 and that the price per share of EIX Common Stock is equal to the closing price as of the last NYSE trading day in 2017.

2008 Executive Severance Plan

EIX provides severance benefits and change-in-control benefits to executives, including all of the NEOs, under the 2008 Executive Severance Plan (the "Severance Plan"). In addition, severance benefits are provided through other plans or agreements included in the following description of severance benefits.

To receive any severance benefits, an NEO must release EIX and its affiliates from all claims arising out of the officer's employment relationship and agree to certain confidentiality and non-solicitation restrictions in favor of the Company.

Severance Benefits – No Change in Control

Under the Severance Plan, an eligible executive is generally entitled to severance benefits if his or her employment is involuntarily terminated without "cause" and other than due to the executive's "disability" (as these terms are defined in the Severance Plan).

Severance Plan benefits payable upon an involuntary termination without cause include:

- A lump sum cash payment equal to the total of (i) a year's base salary at the highest rate in effect during the preceding 24 months, (ii) an amount equal to the executive's base salary at the highest rate in effect during the preceding 24 months multiplied by the executive's highest target annual incentive percentage in effect during the preceding 24 months, and (iii) an amount equal to a pro-rata portion, based on the weekdays employed in the year of severance, of the executive's base salary at the highest rate in effect during the preceding 24 months multiplied by the executive's highest target annual incentive percentage in effect during the preceding 24 months (or such lesser pro-rata annual incentive amount payable under the terms of the 162(m) Program);
- Eligibility for early retiree health care coverage if the NEO would have been eligible for early retiree health care coverage under the terms of an applicable non-executive severance plan, and if not, then an additional 12 to 18 months of health benefits (no additional health benefits are provided if the NEO is eligible for retiree health care under the terms applicable to non-executive non-severed employees);
- Reimbursement of up to $20,000 for outplacement costs incurred within two years following separation from service; and
- Reimbursement for educational costs up to $5,000 or $10,000, whichever is the applicable maximum amount allowed under the applicable non-executive severance plan.

In addition to Severance Plan benefits, other benefits payable to an eligible executive upon an involuntary termination without cause generally include:

- Vesting in a pro-rata portion of outstanding stock options and restricted stock units with one additional year of vesting credit applied under the award terms;
- Vesting in a pro-rata portion of outstanding performance shares that become earned based on Company performance with one additional year of vesting credit applied under the award terms;
- A period of up to one year to exercise any vested stock options;
- Full vesting and an additional year of service and age credits and/or ERA credits for purposes of calculating the executive's benefit under the Executive Retirement Plan; and
- Vesting in any unvested amounts under the Executive Deferred Compensation Plan.

In connection with Mr. Litzinger's separation on December 29, 2017 and pursuant to the terms of the Severance Plan, Mr. Litzinger entered into an agreement with EIX to receive the Severance Plan and other benefits described above.

Severance Benefits – Change in Control

The severance benefits described above would be enhanced if the NEO's employment is terminated for a qualifying reason during a period that started six months before and ended two years after a change in control of EIX. Qualifying reasons are defined to include an involuntary termination of the NEO's employment for any reason other than cause or disability, or the NEO's voluntary termination of employment for a "good reason" (as this term is defined in the Severance Plan). Except as noted below, these benefits are not triggered automatically by a change in control absent an actual or constructive termination of the NEO's employment by the Company without cause.

Upon a qualifying termination, outstanding stock options, restricted stock units and performance shares and related dividend equivalents would become fully vested, with performance shares and related dividend equivalents only becoming earned if actual performance during the performance period results in a payout, and with stock options remaining exercisable for up to three years. Absent a qualifying termination, stock options and performance shares would continue to vest on their normal schedule unless the awards were not continued or assumed.

The EIX 2007 Performance Incentive Plan and terms and conditions of awards under the plan provide for special rules that would apply if outstanding equity awards were not continued or assumed in connection with any dissolution, sale of all or substantially all of the assets or stock, merger or reorganization, or other event where EIX is not the surviving corporation. Following such a transaction, and regardless of whether an NEO's employment were terminated, outstanding stock options and performance shares and any related dividend equivalents would become fully vested. Options that became vested with a change in control would be exercised prior to the change in control or "cashed-out" in connection with the change-in-control transaction.

Performance shares and related dividend equivalents would be earned based on a shortened performance period. The performance period applicable to the performance shares would be deemed to end on the day before the change in control, and performance shares would vest and become payable, if at all, based on EIX's TSR ranking or achievement of EPS target, as applicable, during the shortened performance period. Any performance shares that became payable during the shortened performance period associated with a change in control would be paid in cash within 74 days after the change in control, and any performance shares that did not become payable would terminate for no value on the date of the change in control.

In such a change in control transaction described above, the restricted stock units would generally continue to vest and become payable according to their original vesting schedule, unless the restricted stock units are terminated in accordance with special rules under Code Section 409A, in which case they would become fully vested.

For Messrs. Pizarro, Umanoff, and Payne and Ms. Rigatti, the enhanced change-in-control severance benefits would be:

- Three times the cash severance amount payable for involuntary termination absent a change in control (except that the pro-rated annual incentive payment amount for the year of termination would not be trebled);
- Health benefits for the maximum period the NEO would be entitled to continuation coverage under COBRA (unless eligible for retiree health care);
- Three years of service and age credits and/or ERA credits under the Executive Retirement Plan; and
- Reimbursement of up to $50,000 for outplacement costs.

For the other NEOs who were employed on December 31, 2017 by EIX or its subsidiaries, the enhanced change-in-control severance benefits would be:

- Two times the cash severance amount payable for involuntary termination absent a change in control (except that the pro-rated annual incentive payment amount for the year of termination would not be doubled);
- Health benefits for the maximum period the NEO would be entitled to continuation coverage under COBRA (unless eligible for retiree health care);
- Two years of service and age credits and/or ERA credits under the Executive Retirement Plan; and
- Reimbursement of up to $30,000 for outplacement costs.

Deferred Compensation Plans

Upon an NEO's retirement or other termination of employment, the NEO generally will receive a payout of any non-qualified deferred compensation balances under the Executive Deferred Compensation Plan and, for Mr. Litzinger, the AODCP. The Non-Qualified Deferred Compensation table and related discussion above describe these deferred compensation balances and payment terms. In the event of involuntary termination not for cause or qualifying termination in a change in control, unvested amounts derived from Company contributions would vest. Only Messrs. Umanoff, Murphy, and Nichols had such unvested amounts as of December 31, 2017, which would have totaled $80,596, $35,120, and $17,021, respectively.

SCE Retirement Plan and Executive Retirement Plan

In connection with an NEO's termination of employment, the NEO will generally receive a payout of his or her vested retirement benefits under the SCE Retirement Plan and the Executive Retirement Plan. See *"Pension Benefits"* above for a discussion of these retirement payments and associated survivor benefits.

EIX Potential Payments Upon Termination or Change in Control

The following table presents the estimated payments and benefits that would have been payable as of December 31, 2017 to the EIX NEOs who were employed on that date by EIX or its subsidiaries, in the event of involuntary termination of employment without cause (severance), separation in connection with a change in control of the Company (enhanced severance), and separation due to death or disability. The amounts reported in the table do not include benefits that would have been payable to the NEO if the triggering event had not occurred.

Name	Severance ($)	Enhanced Change in Control Severance[1] ($)	Death/ Disability ($)
Pedro J. Pizarro			
Lump sum cash	2,671,875	8,015,625	—
Health care coverage[2]	161,878	161,878	—
Retirement plan benefits[3]	224,225	672,797	—
Equity acceleration	1,421,193	1,775,969	1,775,969
Reimbursable expenses[4]	30,000	60,000	—
Survivor benefits	—	—	—
Maria Rigatti			
Lump sum cash	1,050,000	3,150,000	—
Health care coverage[2]	96,375	96,375	—
Retirement plan benefits[3]	106,841	320,522	—
Equity acceleration	335,341	420,799	420,799
Reimbursable expenses[4]	30,000	60,000	—
Survivor benefits	—	—	—
Adam S. Umanoff			
Lump sum cash	962,500	2,887,500	—
Health care coverage	12,284	18,426	—
Retirement plan benefits[3]	640,327	987,282	547,371
Equity acceleration	428,430	503,201	503,201
Reimbursable expenses[4]	25,000	55,000	—
Survivor benefits	—	—	—

Name	Severance ($)	Enhanced Change in Control Severance[1] ($)	Death/ Disability ($)
J. Andrew Murphy			
Lump sum cash	765,000	1,530,000	—
Health care coverage	12,284	18,426	—
Retirement plan benefits[3]	367,718	491,394	279,163
Equity acceleration	179,102	214,959	214,959
Reimbursable expenses[4]	25,000	35,000	—
Survivor benefits	—	—	—
Kevin M. Payne			
Lump sum cash	962,500	2,887,500	—
Health care coverage[2]	—	—	—
Retirement plan benefits[3]	67,014	200,900	—
Equity acceleration	282,556	353,765	353,765
Reimbursable expenses[4]	30,000	60,000	—
Survivor benefits	—	—	—

[1] The benefits in the table for a hypothetical change-in-control severance would be in lieu of (not in addition to) the severance benefits as disclosed for an involuntary termination without cause. This presentation assumes that equity awards would be continued following the change-in-control transaction. If equity awards were to be terminated in connection with a change-in-control transaction, triggering accelerated vesting of the awards in connection with the termination of the awards, then the same equity award acceleration value included in the table above would have been triggered had such a change in control and termination of the awards occurred on December 31, 2017. In such circumstances, that equity acceleration value would not also be included in severance benefits for the NEO as the benefit would have already been provided in connection with the change in control.

[2] Mr. Payne would have been eligible for retiree health care benefits if he retired regardless of whether he was eligible to receive severance benefits. Mr. Pizarro and Ms. Rigatti would have become eligible for retiree health care benefits as a result of eligibility for severance benefits.

[3] The amounts reported for severance and change-in-control severance (i) includes for all NEOs, the actuarial values of the additional years of age and service that would have been credited under the Executive Retirement Plan for the hypothetical severance and change-in-control severance, and (ii) also includes for each of Messrs. Umanoff and Murphy, the actuarial value of his Executive Retirement Plan benefit without those additional years of age and service and the value of Company contributions under the Executive Deferred Compensation Plan that would that vest due to severance, death, or disability (collectively, the "Unvested Retirement Benefits"). The amount reported for death/disability for each of Messrs. Umanoff and Murphy is the value of his Unvested Retirement Benefits.

[4] Includes outplacement and educational assistance benefits.

SCE Potential Payments Upon Termination or Change in Control

The following table presents the estimated payments and benefits that would have been payable as of December 31, 2017 to the SCE NEOs in the event of involuntary termination of employment without cause (severance), separation in connection with a change in control of the Company (enhanced severance), and separation due to death or disability. The amounts reported in the table do not include benefits that would have been payable to the NEO if the triggering event had not occurred.

Name	Severance ($)	Enhanced Change in Control Severance[1] ($)	Death/ Disability ($)
Kevin M. Payne			
Lump sum cash	962,500	2,887,500	—
Health care coverage[2]	—	—	—
Retirement plan benefits[3]	67,014	200,900	—
Equity acceleration	282,556	353,765	353,765
Reimbursable expenses[5]	30,000	60,000	—
Survivor benefits	—	—	—
William M. Petmecky, III			
Lump sum cash	511,500	1,023,000	—
Health care coverage	19,465	29,197	—
Retirement plan benefits[3]	52,424	104,849	—
Equity acceleration	102,407	125,089	125,089
Reimbursable expenses[5]	30,000	40,000	—
Survivor benefits	—	—	—
Ronald O. Nichols			
Lump sum cash	701,250	1,402,500	—
Health care coverage	12,284	18,426	—
Retirement plan benefits[3]	411,305	515,307	324,472
Equity acceleration	171,191	171,191	171,191
Reimbursable expenses[5]	25,000	35,000	—
Survivor benefits	—	—	—
Russell C. Swartz			
Lump sum cash	589,155	1,178,310	—
Health care coverage[2]	—	—	—
Retirement plan benefits[3]	138,777	277,406	—
Equity acceleration[4]	—	—	—
Reimbursable expenses[5]	30,000	40,000	—
Survivor benefits	—	—	—
Stuart R. Hemphill			
Lump sum cash	559,043	1,118,086	—
Health care coverage[2]	146,890	146,890	—
Retirement plan benefits[3]	64,073	128,147	—
Equity acceleration	116,931	138,496	138,496
Reimbursable expenses[5]	30,000	40,000	—
Survivor benefits	—	—	—

[1] The benefits in the table for a hypothetical change-in-control severance would be in lieu of (not in addition to) the severance benefits as disclosed for an involuntary termination without cause. This presentation assumes that equity awards would be continued following the change-in-control transaction. If equity awards were to be terminated in

connection with a change-in-control transaction, triggering accelerated vesting of the awards in connection with the termination of the awards, then the same equity award acceleration value included in the table above would have been triggered had such a change in control and termination of the awards occurred on December 31, 2017. In such circumstances, that equity acceleration value would not also be included in severance benefits for the NEO as the benefit would have already been provided in connection with the change in control.

(2) Messrs. Payne and Swartz would have each been eligible for retiree health care benefits if the NEO retired regardless of whether he was eligible to receive severance benefits. Mr. Hemphill would have become eligible for retiree health care benefits as a result of eligibility for severance benefits.

(3) The amounts reported for severance and change-in-control severance (i) includes for all NEOs, the actuarial values of the additional years of age and service that would have been credited under the Executive Retirement Plan for the hypothetical severance and change-in-control severance, and (ii) also includes for Mr. Nichols, the actuarial value of his Executive Retirement Plan benefit without those additional years of age and service and the value of Company contributions under the Executive Deferred Compensation Plan that would that vest due to severance, death, or disability (collectively, the "Unvested Retirement Benefits"). The amount reported for death/disability for Mr. Nichols is the value of his Unvested Retirement Benefits.

(4) Mr. Swartz's equity would have vested due to retirement regardless of eligibility to receive severance benefits.

(5) Includes outplacement and educational assistance benefits.

CEO Pay-Ratio Disclosure

Pursuant to the Securities Exchange Act of 1934, as amended, the Company is required to disclose in this proxy statement (i) the ratio of the total annual compensation of the EIX CEO to the median of the total annual compensation of all employees of EIX and its consolidated subsidiaries other than the EIX CEO (collectively, "EIX Employees"), and (ii) the ratio of the total annual compensation of the SCE CEO to the median of the total annual compensation of all employees of SCE and its consolidated subsidiaries other than the SCE CEO (collectively, "SCE Employees").

Based on SEC rules for this disclosure and applying the methodology described below, EIX has determined that the EIX CEO's total compensation for 2017 was $9,794,301, and the median of the total 2017 compensation of EIX Employees was $157,112, and SCE has determined that the SCE CEO's total compensation for 2017 was $2,806,441, and the median of the total 2017 compensation of SCE Employees was $140,933. Accordingly, EIX estimates the ratio of the EIX CEO's total compensation for 2017 to the median of the total 2017 compensation of EIX Employees to be 62 to 1, and SCE estimates the ratio of the SCE CEO's total compensation for 2017 to the median of the total 2017 compensation of SCE Employees to be 20 to 1.

EIX identified the median EIX Employee based on the compensation reported to the Internal Revenue Service in Box 5 of Form W-2 for 2017 (for this disclosure, we refer to this compensation as "2017 W-2 Compensation") for all EIX Employees employed in the United States by EIX or one of its consolidated subsidiaries on December 31, 2017, the last day of EIX's fiscal year.[1] SCE identified the median SCE Employee based on the compensation reported to the Internal Revenue Service in Box 5 of Form W-2 for 2017 for all SCE Employees employed by SCE or one of its consolidated subsidiaries on December 31, 2017, the last day of SCE's fiscal year. All EIX Employees employed in the United States on December 31, 2017 were included in EIX's determination of the applicable median and all SCE Employees employed on December 31, 2017 were included in SCE's determination of the applicable median, in each case whether employed on a full-time, part-time, or seasonal basis. The Company did not make any assumptions, adjustments or estimates with respect to the 2017 W-2 Compensation,[2] and the Company did not annualize the compensation for any employees who were not employed for all of 2017.

Once the median EIX Employee and median SCE Employee were identified as described above, the total annual compensation for 2017 for each of those two employees and for the CEOs was determined using the same rules that apply to reporting NEO compensation in the "Total" column of the Summary Compensation Tables above, except that compensation under non-discriminatory benefit plans was also included in the calculation of the total annual compensation for 2017 for purposes of this pay-ratio disclosure. The total compensation amounts included in the second paragraph of this pay-ratio disclosure were determined based on that methodology.[3]

[1] EIX has chosen to exclude approximately 9 employees who are employed outside the United States (all of whom are employed in Canada) from the determination of the "median employee" given the small number of employees and the fact that their compensation is not reported to the Internal Revenue Service. EIX has determined that, as of December 31, 2017, the employee population for EIX and its consolidated subsidiaries consisted of approximately 12,521 individuals (as reported in "Corporate Structure, Industry and Other Information – Employees and Labor Relations" included as part of the Company's 2017 Annual Report), so the approximately 9 employees employed outside the United States and excluded from the median employee determination comprised significantly less than 1% of the employee population.

[2] In the case of employees employed in the United States who are nonresident aliens not subject to Medicare tax on compensation from the Company (i.e., the Company does not report their compensation in Box 5 of Form W-2), we determined their 2017 W-2 Compensation for purposes of this pay-ratio disclosure as though they had been subject to Medicare tax on compensation from the Company.

[3] The 2017 total compensation amounts for the EIX and SCE CEOs in the second paragraph of this pay-ratio disclosure include $39,381 and $36,157 of compensation under non-discriminatory benefit plans, respectively.

ITEM 4: SHAREHOLDER PROPOSAL REGARDING ENHANCED SHAREHOLDER PROXY ACCESS

To Be Voted On By EIX Shareholders Only

John Chevedden, whose address is 2215 Nelson Ave., No. 205, Redondo Beach, CA 90278, has notified EIX that he beneficially owns at least 100 shares of EIX and intends to present Item 4 for action at the Annual Meeting. The text of the shareholder proposal is included below as submitted by the proponent, and has not been endorsed or verified by EIX. The EIX Board response to the shareholder proposal follows.

Proposal 4 — Enhanced Shareholder Proxy Access

RESOLVED: Stockholders ask the board of directors to amend its proxy access bylaw provisions and any associated documents, to include the following changes for the purpose of decreasing the average amount of Company common stock the average member of a nominating group would be required to hold for 3-years to satisfy the aggregate ownership requirements to form a nominating group and to increase the possible number of proxy access director candidates:

No limitation shall be placed on the number of stockholders that can aggregate their shares to achieve the 3% of common stock required to nominate directors under our Company's proxy access provisions.

The number of shareholder-nominated candidates eligible to appear in proxy materials will not be less than 2 when our board has less than 12 members. The number of shareholder-nominated candidates eligible to appear in proxy materials will not be less than 3 when our board has more than 12 members.

Even if the 20 largest public pension funds were able to aggregate their shares, they would not meet the current 3% criteria for a continuous 3-years at most companies according to the Council of Institutional Investors. This proposal addresses the situation that our company now has with proxy access potentially for only the largest shareholders who are the most unlikely shareholders to make use of it.

It is especially important to improve a shareholder right, such as proxy access, when there seems to be a board refreshment problem at Edison International that needs to be addressed after the 2018 annual meeting.

There is a relative recent management drive to stack our board with CEOs. Having a number of CEOs on a board can result in excessive empathy for a fellow CEO at Edison International and can be an impediment to proper oversight of the EIX CEO. For example:

James Morris	Pacific Life Insurance Company CEO
Louis Hernandez	Avid Technology CEO
Michael Camuñez	Manatt Jones Global Strategies CEO
Brett White	Cushman & Wakefield CEO

Also Linda Stuntz is an inside-related director of only 3-years tenure who received 10-times as many negative votes as Peter Taylor in 2017.

Please vote to improve proxy access to give shareholders more standing to address our board refreshment problem:

Enhanced Shareholder Proxy Access- Proposal 4

EIX Board Recommendation "Against" Item 4

The EIX Board of Directors has considered the shareholder proposal requesting the EIX Board amend its proxy access bylaw as described above (Item 4 on your Proxy Card) and recommends you vote "**Against**" the proposal for the following reasons.

The Company has already adopted Bylaws that give shareholders a meaningful and appropriate proxy access right.

The shareholder proposal is unnecessary because our shareholders already have a meaningful and appropriate proxy access right. In 2015, after engaging with a number of our shareholders, the EIX Board adopted proxy access for director elections at annual meetings. The EIX Bylaws provide the Company will include in its Proxy Statement up to two nominees (or nominees for up to 20% of the Board, whichever is greater) submitted by a shareholder or group of up to 20 shareholders owning at least 3% of EIX common stock continuously for at least three years, if the shareholder group and nominee satisfy the requirements in the EIX Bylaws. These parameters have become standard among companies that have adopted proxy access.

The EIX Board believes the current group aggregation limit of 20 shareholders reflects best practices and is in the best interests of our shareholders.

The shareholder proposal requests that the Board amend the EIX Bylaws to remove the limit of 20 shareholders who may aggregate shares to reach the 3% ownership requirement. The proponent submitted a similar proposal last year requesting that we increase the group aggregation limit from 20 to 50 shareholders. Last year's proposal did not pass and received support of 34% of EIX votes cast.

Before adopting proxy access, we obtained feedback from major shareholders holding approximately 30% of EIX Common Stock, including each of our top five holders. These shareholders supported the 20-shareholder limit at the time we adopted proxy access and continue to support the limit, which has become a standard proxy access term. More than 90% of companies that have adopted proxy access since 2015 have a group aggregation limit of exactly 20 shareholders.

We believe the 20-shareholder limit provides a reasonable and effective proxy access right to shareholders while minimizing the administrative burden and expense to EIX in reviewing and verifying the required information provided by each member of the nominating shareholder group.

Given the widespread support of the 20-shareholder limit among companies and shareholders, we believe the current group limit reflects best practices and continues to be in the best interests of our shareholders.

The EIX Board believes the current limit on the number of shareholder-nominated candidates strikes an appropriate balance between the essential objective of proxy access and protecting the interests of all shareholders.

The shareholder proposal also requests that the Board amend the EIX Bylaws to increase the number of shareholder-nominated candidates (proxy access nominees) that may be included in the Proxy Statement from two to three nominees when the Board has more than 12 members. The EIX Bylaws currently limit the number of proxy access nominees to the greater of two nominees or 20% of the Board. This allows EIX shareholders to use proxy access to nominate two candidates when the Board has less than 15 members or three candidates if the Board has 15 or more members. As a result, the proposed increase from two to three nominees would only impact the Board if it has 13 or 14 members. The Board currently has 11 members and has not exceeded 12 members in the last five years.

Approximately 85% of companies that have adopted proxy access since 2015 limit the number of nominees to 20% of the Board. The proposed increase from two to three nominees when the EIX Board has 13 or 14 members would exceed 20% of the Board, is not in line with best practices, and is unnecessary to accomplish the essential objective of proxy access. We believe the current limit of 20% of the Board protects the interests of all shareholders.

Our Board has demonstrated an ongoing commitment to Board refreshment and diversity.

The proponent's supporting statement refers to a board refreshment problem at EIX. However, our Board has shown a strong commitment to Board refreshment and diversity. Our average Board tenure is 4.5 years compared to an average of 8.2 years for S&P 500 companies. Seven of our ten director nominees have served on the Board for less than six years, including three new independent directors elected to the Board since 2016. Three of our director nominees (30%) are women and four of our director nominees (40%) reflect ethnic diversity, which exceeds the average gender and ethnic diversity at S&P 500 companies.

The Company has a strong corporate governance structure and record of accountability.

The Company's current corporate governance structure reflects a significant and ongoing commitment to strong and effective governance practices and a willingness to be responsive and accountable to shareholders. We regularly assess and refine our corporate governance policies and procedures to take into account evolving best practices and to address shareholder feedback.

In addition to adopting a meaningful and appropriate proxy access right, we have implemented numerous other corporate governance measures to ensure the Board remains accountable to shareholders, to provide our shareholders with a meaningful voice in the nomination and election of directors, and to provide our shareholders with the ability to communicate with directors and promote the consideration of shareholder views. These measures are discussed above in the Proxy Summary and under "Our Corporate Governance."



For the foregoing reasons, the EIX Board recommends you vote **"AGAINST"** Item 4.

MEETING AND VOTING INFORMATION

What is included in the proxy materials?

The proxy materials include the Proxy Statement (which includes a letter to shareholders and a Notice of Annual Meeting), the Annual Report, the Proxy Card, and the Notice of Internet Availability.

Why did the Company mail a Notice of Internet Availability instead of a printed copy of the materials?

Providing the proxy materials to shareholders via the Internet saves us the cost of printing and mailing documents and reduces the impact of the Annual Meeting on the environment.

If you received only a Notice of Internet Availability, you will not receive a printed copy of the proxy materials unless you request them. The Notice includes instructions on how to access and review the proxy materials, submit your proxy via the Internet, and request a printed copy of proxy materials by mail.

Why did some shareholders receive printed or email copies of the proxy materials?

We are distributing printed copies of the proxy materials to shareholders who have previously requested printed copies. We are providing shareholders who have previously requested electronic delivery of proxy materials with an email containing a link to the website where the materials are available via the Internet.

Who can vote?

All owners of voting stock at the close of business on March 1, 2018 (the record date) may vote.

On each Item of EIX business, holders of EIX Common Stock are entitled to one vote per share. On each Item of SCE business, holders of SCE Cumulative Preferred Stock are entitled to six votes per share and EIX, as the holder of SCE Common Stock, is entitled to one vote per share. All shares of SCE Common and Cumulative Preferred Stock vote together as one class.

Who can attend the Annual Meeting?

All shareholders on the record date, or their duly appointed proxies, may attend the meeting. All shareholders will be required to pass through a security inspection area (where all packages will be subject to search) and check in at the registration desk at the meeting. The registration desk will open at 8:00 a.m. and meeting room doors will open at 8:30 a.m., Pacific Time. A light breakfast will be provided before the meeting, but food and drinks are not allowed in the meeting room. For your protection, purses, briefcases, backpacks, and packages may be subject to inspection. Shareholders may not bring signs, banners, handouts, or similar items into the meeting room. Photography and video/audio recording of the Annual Meeting are not permitted.

Registered and 401(k) Plan Shareholders

If you are a Registered Shareholder or a 401(k) Plan Shareholder, we can verify your share ownership from the share register with proper identification. No admission pass is required. To be admitted as a proxy for a Registered Shareholder, you must provide a written authorization from the Registered Shareholder.

Street Name Shareholders

If your shares are held in Street Name, you will need to bring proper identification and either the Notice or Proxy Card you received or a letter or account statement from your broker or other nominee reflecting your stock ownership as of the record date. To be admitted as a proxy for a broker, you must provide a written authorization from the broker with a letter or account statement reflecting the broker's ownership as of the record date. If a nominee holds the shares, you must provide a written authorization from the nominee to the broker that is assignable, a written authorization from the broker, and a letter or account statement reflecting the nominee's ownership as of the record date. Individual shareholders may bring one guest to the Annual Meeting.

A shareholder that is a corporation, partnership, association or other entity is limited to three authorized representatives at the Annual Meeting.

Where is the Annual Meeting Located?

The Hilton Los Angeles/San Gabriel Hotel is located just north of Interstate 10, approximately ten miles east of Downtown Los Angeles. From Interstate 10, take the Del Mar Ave. exit north (towards San Gabriel) to Valley Blvd. Turn left at Valley Blvd. to 225 West Valley Blvd.



How do I vote?

Your vote is important. You can save us the expense of additional solicitations by voting promptly. Please follow the instructions described below:

How to Vote

Internet 	Shareholders who received a Notice of Internet Availability or Proxy Card may vote via the Internet at *www.proxyvote.com* by following the instructions on the Notice or Proxy Card. When voting via the Internet, all shareholders must have available the 16-digit control number on their Notice of Internet Availability or Proxy Card. Under California law, you may transmit a proxy via the Internet.
Telephone 	Registered and 401(k) Plan Shareholders may vote by telephone by calling 1-800-690-6903 and following the recorded instructions. Shareholders who hold their shares in Street Name may vote by telephone by calling 1-800-454-8683 and following the recorded instructions. When voting by telephone, all shareholders must have available the 16-digit control number on their Notice of Internet Availability or Proxy Card.
Mail 	Shareholders who received a printed copy of these proxy materials may vote by mail by completing, signing, dating and returning their Proxy Card as indicated.
In Person 	Registered Shareholders may vote in person by attending the Annual Meeting and completing a ballot distributed at the meeting. Shareholders who hold their shares in Street Name may vote in person by attending the Annual Meeting only if they have requested and received a legal proxy from their broker or other nominee, and deliver the proxy to the inspector of election before or at the meeting. 401(k) Plan Shareholders may not cast votes in person at the Annual Meeting.

What is the deadline to vote and how do I change my vote?

If you are a Registered Shareholder, the inspector of election will accept your proxy by telephone or via the Internet until 8:59 p.m., Pacific Time, on April 25, 2018, and by mail if it is received by the inspector of election before the polls close at the Annual Meeting. Registered Shareholders may change their vote prior to the deadline by writing to the Corporate Secretary at the address above (so it is received prior to the deadline), voting again by mail, telephone or the Internet, or voting in person at the Annual Meeting.

If you hold shares in Street Name, brokers and other nominees will accept your proxy by telephone or the Internet until 8:59 p.m., Pacific Time, on April 25, 2018, and by mail if it is received by your broker's designated agent before the polls close at the Annual Meeting. If you hold shares in Street Name, you can change your vote by contacting your broker or other nominee before the Annual Meeting.

If you are a 401(k) Plan Shareholder, your proxy must be received by 8:59 p.m., Pacific Time, on April 24, 2018 for the 401(k) Plan trustee to vote your shares. 401(k) Plan Shareholders may change their vote prior to this deadline by voting again. The last vote received within this timeframe will be the vote counted.

What does it mean if I get more than one Notice of Internet Availability or Proxy Card?

It indicates that your shares are held in more than one account, such as two brokerage accounts, or you hold both registered and Street Name shares, or you hold shares in both EIX and SCE. Use the control numbers provided on each Notice of Internet Availability or Proxy Card and vote each Notice or Proxy Card to ensure that all of your shares are voted.

What shares are covered by the Proxy Card?

This depends on how you hold your shares, and whether you hold shares in EIX, SCE, or both EIX and SCE.

Registered and 401(k) Plan Shareholders

For EIX Registered and 401(k) Plan Shareholders, you will receive or have Internet access to a single Proxy Card that covers all shares of EIX Common Stock in your registered and 401(k) Plan accounts, including fractional shares held in the 401(k) Plan but excluding fractional shares held in the Dividend Reinvestment and Direct Stock Purchase Plan.

For SCE Registered Shareholders, you will receive or have Internet access to separate Proxy Cards for each series of preferred stock registered in your name.

If you hold registered shares in both EIX and SCE, you will receive or have Internet access to separate Proxy Cards for each Company.

Street Name Shareholders

If you hold shares of EIX and/or SCE in Street Name, you will receive or have Internet access to separate Proxy Cards from each broker or other nominee.

What happens if I submit my Proxy Card but do not indicate my voting preference?

The proxies and 401(k) Plan trustee will vote "FOR" election of all nominees for director (Item 1), "FOR" ratification of the appointment of the independent registered public accounting firm (Item 2), "FOR" approval of executive compensation (Item 3), and "AGAINST" the shareholder proposal regarding enhanced shareholder proxy access (Item 4, EIX only).

What happens if I submit my Proxy Card but do not sign or date my card?

Those shares will be treated as unvoted shares on all matters and will not be considered as present and part of the quorum.

What happens if I do not vote?

If you are a Registered Shareholder, your shares will not be voted.

If you hold your shares in Street Name, most brokers or other nominees will only have authority to vote your shares on ratification of the appointment of the independent registered public accounting firm (Item 2). Regarding each of the other Items, most brokers or other nominees will not have authority to vote your shares, and the shares will instead be treated as "broker non-votes." See below for the vote required to approve each item.

If you are a 401(k) Plan Shareholder, the 401(k) Plan trustee will vote your shares in the same proportion to the 401(k) Plan shares voted by other 401(k) Plan Shareholders, unless contrary to ERISA.

How many votes do you need to hold the meeting?

A quorum is required for the Company to conduct business at the Annual Meeting. The presence at the Annual Meeting, in person or by proxy, of shareholders entitled to cast a majority of the votes that all shareholders may cast constitutes a quorum. All shares represented by a properly signed proxy will be considered as present and part of the quorum, even if you or your broker or other nominee doesn't vote or abstains on any or all matters.

As of the record date, EIX had 325,811,206 shares of Common Stock outstanding, 325,801,329 of which may cast 325,801,329 votes. Therefore, a quorum for EIX is 162,900,665 shares. SCE had 4,800,198 shares of Cumulative Preferred Stock outstanding and entitled to cast 28,801,188 votes, and 434,888,104 shares of Common Stock outstanding and entitled to cast 434,888,104 votes. Voting together as a class, the SCE shareholders may cast 463,689,292 votes. Therefore, a quorum for SCE is 231,844,647 shares.

What vote is required to approve each Item at the meeting?

Shareholders may vote "for," "against" or "abstain" with respect to each proposal. A director nominee will be elected and a proposal will be approved if the following votes are obtained:

- The affirmative vote of at least a majority of the votes cast on the director or proposal. Abstentions and broker non-votes are not treated as votes cast, and therefore will not affect the vote; and
- The affirmative vote of at least a majority of the votes required to constitute a quorum. Abstentions and broker non-votes are not treated as votes cast and therefore will have the effect of votes cast against the director or proposal for these votes.

Who will count the votes?

Broadridge Financial Solutions, Inc. will tabulate the votes. To protect the confidentiality of votes cast under the 401(k) Plan, 401(k) Plan Shareholders' voting instructions are given directly to Broadridge. Broadridge will tabulate those votes and provide aggregate voting results directly to the 401(k) Plan trustee. EIX will not have access to any of the 401(k) Plan Shareholders' voting instructions, and 401(k) Plan voting results are only reported to EIX in the aggregate.

How much will this proxy solicitation cost?

We have retained D.F. King & Co., Inc. to assist us with the solicitation of proxies and will pay an aggregate fee of $22,500 (EIX $20,000 and SCE $2,500) plus expenses. This fee does not include the costs of printing and mailing the proxy materials. Some of the directors, officers and other employees of the Company also may solicit proxies personally, by mail, by telephone or by other electronic means for no additional compensation. We will also reimburse brokers and other nominees for their reasonable out-of-pocket and other actual expenses for forwarding proxy materials to beneficial owners and obtaining voting instructions.

Whom may I call with questions about the meeting or voting?

You may call our transfer agent, Equiniti Trust Company, at 1-800-347-8625 or visit their website at *www.shareowneronline.com.*

What happens if additional matters are presented at the Annual Meeting?

The Board is not aware of, and does not intend to present, any business to be acted upon at the Annual Meeting other than the Items described in this Proxy Statement. If you submit a proxy and any other matters properly come before the Annual Meeting, including matters incident to the conduct of the Annual Meeting, the persons named as proxy holders will have the discretionary authority to vote your shares under their best judgment. If any of the nominees for election to the Board become unavailable to stand for election as a director, the proxies will also have the authority to vote for substitute nominees chosen by the Board.

What is the deadline to submit shareholder proposals or other business for the Annual Meeting?

The deadline to submit shareholder proposals or other business for the Company's 2018 Annual Meeting was November 17, 2017.

Shareholders intending to bring any business before the 2019 Annual Meeting, including shareholder proposals and director nominations presented for inclusion in the 2019 Proxy Statement or otherwise, must give written notice to the Corporate Secretary of the business to be presented. The notice must be received at our office within the periods, and with the information and documents, specified in the Bylaws. Assuming that the 2019 Annual Meeting is held on April 25, 2019, as specified by the Bylaws, and does not change by more than 30 days earlier or later, the period for the receipt by the Corporate Secretary of written notice of any business to be brought by shareholders before the 2019 Annual Meeting will begin on September 17, 2018 and end on November 16, 2018.

TERMS USED IN THIS PROXY STATEMENT

401(k) Plan	The employee benefit plan known as the Edison 401(k) Savings Plan through which participants may hold interests in EIX shares through the EIX Stock Fund
401(k) Plan Shareholders	Participants in the 401(k) Plan who hold interests in EIX shares through the EIX Stock Fund
Annual Meeting	The EIX and SCE annual meetings of shareholders, which are held jointly
Annual Report	The EIX and SCE 2017 combined annual report on Form 10-K
Board	Both the EIX and SCE Boards of Directors, unless otherwise indicated
CEO	Chief Executive Officer
Committee	The applicable Board committees of both EIX and SCE, unless otherwise indicated
Company	Both EIX and SCE, unless otherwise indicated
Compensation Committee	The Compensation and Executive Personnel Committees of both EIX and SCE, unless otherwise indicated
Edison Energy Group or EEG	Edison Energy Group, Inc., a wholly-owned subsidiary of EIX and the holding company for EIX's competitive businesses in emerging sectors of the electric industry
EIX	Edison International
EME	Edison Mission Energy, an indirect wholly-owned subsidiary of EIX EME was an independent power producer that filed for bankruptcy in 2012 In April 2014, substantially all of EME's assets and liabilities were discharged in bankruptcy or transferred to third parties
ERISA	The Employee Retirement Income Security Act of 1974
FOSO Committee	The Finance, Operations and Safety Oversight Committees of both EIX and SCE, unless otherwise indicated
Governance Committee	The Nominating/Corporate Governance Committees of both EIX and SCE, unless otherwise indicated
Notice of Internet Availability, or Notice	The notice regarding the availability on the Internet of the Company's proxy materials, which was mailed to most shareholders in lieu of printed copies of the proxy materials, as permitted under SEC rules
Proxy Card	Either a proxy card, which you may receive if you are a Registered Shareholder, or a voting instruction form, which you may receive if you hold shares in Street Name or are a 401(k) Plan Shareholder
Proxy Statement	The EIX and SCE joint proxy statements
Registered Shareholder	Your shares are registered in your own name on the Company's records. Shares held in your Dividend Reinvestment and Direct Stock Purchase Plan account are included
SCE	Southern California Edison Company
Street Name	Your shares are held in a brokerage account or through a trustee, custodian or other third party (referred to as a nominee), and you are the beneficial owner of those shares Your name does not appear on the Company's records as a shareholder

Prepared by www.argyle.company

Edison International—

Making a Difference in the Community for Over 130 Years

Edison International, parent company of Southern California Edison, is one of Southern California's largest charitable contributors. Giving back is part of who we are and what we do. We believe in our communities — in meaningful causes and everyday heroes. We believe that when we care, we'll inspire others to do the same. We're committed to building a better tomorrow where we can all live, grow, learn, work and play in safe, prosperous and inclusive environments.

We're investing in the environment so we can leave the world better than we found it; focusing on science, technology, engineering and math (STEM) education to develop tomorrow's technology innovators; and promoting emergency preparedness and safety education. Each of these areas is critical to providing Energy for What's Ahead.

Facts at a Glance – 2017



Giving Back

$21.8 million



Environmental Grants

$2.9 million



Education Grants

$11.4 million



Employee Giving

$2.3 million



Employee Volunteering

134,319 hours